As filed with the Securities and Exchange Commission on December 23, 2021

Securities Act File No. 333-231938

Investment Company Act File No. 811-23447

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	[ ]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 3	[X]
AND/OR
THE INVESTMENT COMPANY ACT OF 1940	[ ]
Amendment No. 4	[X]

A3 ALTERNATIVE INCOME FUND

(Exact Name of Registrant as Specified in its Charter)

90 Madison Street, Suite 303

Denver, Colorado 80206

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (303) 997-9010

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

(Name and address of agent for service)

Copy to:

JoAnn M. Strasser

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio 43215

Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box [   ]

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans, check the following box [X]

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box [   ]

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box [   ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box [   ]

It is proposed that this filing will become effective (check appropriate box):

[   ] when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[X] immediately upon filing pursuant to paragraph (b)

[   ] on (date) pursuant to paragraph (b)

[   ] 60 days after filing pursuant to paragraph (a)

[   ] on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[   ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment][registration statement].

[   ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

[   ] This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

[   ] This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

[X]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

A3 ALTERNATIVE INCOME FUND

Shares of Beneficial Interest (AAACX)

December 23, 2021

A3 Alternative Income Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy. The repurchase offers are expected to be made in March, June, September, and December of each year, beginning with the initial repurchase offer conducted in March 2020. The Fund expects that the maximum time between a repurchase request deadline and the next date on which the Fund expects to commence the next quarterly repurchase offer to be approximately 90 days. Repurchase requests must be submitted by the deadline included in the Shareholder Notification as that term is defined in the “Quarterly Repurchases of Shares” section of this prospectus (the “Prospectus”). For more information on the Fund’s repurchase policies and risks, please see the “Repurchase Policy Risk” on pages 8 and 34 and “Quarterly Repurchases of Shares” on page 49 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing.  You are advised to read this Prospectus carefully and to retain it for future reference.  Additional information about the Fund, including a statement of additional information (“SAI”) dated December 23, 2021, has been filed with the Securities and Exchange Commission (“SEC”).  The table of contents of the SAI appears at Appendix A on page A-1 of this Prospectus. The SAI is available upon request and without charge by writing the Fund at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, WI 53212.  You may also request a free copy of the Fund’s SAI, annual and semi-annual reports, and other information about the Fund or make shareholder inquiries by calling (877) 774-7724 or by visiting the Fund’s website at www.a3.financial. The SAI, which is incorporated by reference into (legally made a part of) this Prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Prospective investors should not construe the contents of this Prospectus or the SAI as legal, tax, or financial advice. Each prospective investor should consult his or her own professional advisers as to the legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund for such investor.

Investment Objective.  The Fund’s investment objective is to seek total return through investments that offer regular income or the potential for price and capital appreciation.

Securities Offered.  The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund has registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933 (the “Securities Act”) and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, Foreside Financial Services, LLC (the “Distributor”), under the terms of this Prospectus, an unlimited amount of shares of beneficial interest, at the net asset value (“NAV”) per share. Shares are not subject to a sales load or early withdrawal charges. The minimum initial investment is $100,000. However, there is no initial or subsequent investment minimums for accounts maintained by financial institutions (such as registered investment advisers and trusts) for the benefit of their clients who purchase shares through (1) fee-based advisory programs; (2) employee benefit plans (e.g., 401(k) or 457(b) retirement plans; (3) investment platforms; and (4) consulting firms. In addition, there is no initial or subsequent investment minimum for Trustees or officers of the Fund, directors, officers and employees of A3 Financial Investments, LLC (the “Adviser”) or Foreside Financial Services, LLC (the “Distributor”) or any of their affiliates. Minimum investment amounts may be waived in the discretion of the Fund or the Adviser. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use commercially reasonable efforts to sell the shares. See “Plan of Distribution.”

Price to Public	Proceeds to Registrant
At current NAV	Amount invested at current NAV

Investing in the Fund’s shares involves risks, including the following:

●	The Fund’s shares have limited pricing or performance history.

●	Shares of the Fund will not be listed on any securities exchange, which makes them inherently illiquid.

●	There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.

●	The shares of the Fund are not redeemable.

●	Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security.

●	The Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.

●	Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his or her shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

●	If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. An investment in the Fund’s shares is not suitable for investors who cannot tolerate risk of loss or who require liquidity, other than liquidity provided through the Fund’s repurchase policy.

See “Risk Factors” beginning on page 24 of this Prospectus.

Investment Adviser
A3 Financial Investments, LLC

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
FUND EXPENSES	16
FINANCIAL HIGHLIGHTS	18
THE FUND	19
USE OF PROCEEDS	19
INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES	19
RISK FACTORS	23
MANAGEMENT OF THE FUND	43
DETERMINATION OF NET ASSET VALUE	46
CONFLICTS OF INTEREST	48
QUARTERLY REPURCHASES OF SHARES	48
DISTRIBUTION POLICY	51
DIVIDEND REINVESTMENT POLICY	52
U.S. FEDERAL INCOME TAX MATTERS	53
DESCRIPTION OF CAPITAL STRUCTURE AND SHARES	57
ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST	58
PLAN OF DISTRIBUTION	58
LEGAL MATTERS	60
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	60
ADDITIONAL INFORMATION	60
APPENDIX A: SAI TABLE OF CONTENTS	A-1

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus (the “Prospectus”) and in the statement of additional information (“SAI”), particularly the information set forth under the heading “Risk Factors.”

The Fund

A3 Alternative Income Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Fund is an interval fund that will offer to make quarterly repurchases of the Fund’s shares at the net asset value (“NAV”) per share. See “Quarterly Repurchases of Shares.”

Closed-End Fund Structure. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange and are subject to restrictions on transfer. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Investment Objective and Policies

Investment Objective. The Fund’s investment objective is to seek total return through investments that offer regular income or the potential for price and capital appreciation.

Investment Policies. The Fund expects to invest primarily in income-generating assets and will seek the best available risk-adjusted opportunities in fixed income that offer the potential for both stable, regular cash flows and price appreciation. The Fund invests in the following income-generating assets: (1) securities backed by pools of residential home equity conversion mortgages (“Reverse Mortgages”); (2) niche debt, loans and privately placed debt securities that are directly originated by the Fund or purchased from originators, including financial technology loan platforms, which may be unsecured or secured; (3) corporate debt securities and derivatives, including syndicated loans and participations, credit-linked notes (“CLNs”) and high yield (“junk”) bonds; (4) the debt and equity tranches of collateralized loan obligations (“CLOs”); (5) asset-backed securities (“ABS”) backed by pools of consumer loans, auto loans, single family rental cash flows, commercial receivables, and other collateral, including loans originated through a peer-to-peer lending platform; (6) residential mortgage-backed securities (“RMBS”); and (7) commercial mortgage-backed securities (“CMBS”). The Fund may also invest in other asset classes and employ hedging strategies as described further below.

1

The Fund may gain exposure to income generating assets indirectly through investments in other investment companies, including business development companies (“BDCs”) and exchange-traded funds (“ETFs”), that may be registered under the 1940 Act or rely on an exemption from registration (“underlying funds”) and real estate investment trusts (“REITs”) that hold pools of real estate loans. The Fund will limit its investments in private equity funds and hedge funds that are excluded from the definition of “investment company” under the 1940 Act by Section 3(c)(1) or 3(c)(7) of the 1940 Act to no more than 15% of its net assets (plus any borrowings for investment purposes). The Fund will limit its direct investment in loans originated through a peer-to-peer lending platform to no more than 10% of the its net assets (plus any borrowings for investment purposes). Up to 20% of the Fund’s net assets (plus any borrowings for investment purposes) may be invested in equities, warrants and other non-fixed income securities. The Fund invests in securities of issuers without restriction as to market capitalization, credit quality, structure or maturity. The majority of the Fund’s investments will be in investments that are not publicly traded, or are traded in over-the-counter markets that have less liquidity than exchange-traded securities. Consequently, at any time, the majority of the Fund’s investments will be illiquid. In addition, the debt securities that the Fund invests in may be below-investment grade or unrated by rating agencies.

The Fund may also invest in a wide range of other U.S. and non-U.S. securities, derivatives and financial instruments that provide direct or indirect exposure to income generating assets. These may include, but are not limited to U.S. and non-U.S. positions in:

●	total return swaps on corporate debt indices (including indices of high yield bonds and leveraged loans);

●	options on credit default swaps (“CDS”), CDS indices, or other debt or equity indices and commodities;

●	treasury securities (long or short); and

●	asset-backed CDS indices (such as CMBX, long or short)

The Fund may employ leverage, including borrowing from banks in an amount of up to 33-1/3% of the Fund’s assets (defined as net assets plus borrowings).  The Fund is authorized to borrow money or issue shares of preferred stock in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity.

Investment Strategy and Criteria Used in Selecting Investments

A3 Financial Investments, LLC (the “Adviser”) serves as the Fund’s investment adviser. The Adviser utilizes both qualitative and quantitative assessments in the asset selection process. The Fund believes that the Adviser is uniquely suited to source quality investments with managed downside risk through its relationship network of banks, dealers and originators; along with its own origination strategies. The Adviser deploys a bottom-up investment process that relies on a probability weighted scenario analysis. This approach utilizes fundamental loan level risk assessments and modeling of complex structured cash flows. The strategy may include exposure to diverse loan pools or portfolios with investment selection based on income, continuation of cash flow, collateral and structural credit enhancement amongst other criteria. Typical thematic macro investment thesis overlays may include government supported cash flows or guarantees, taxation, insurance, longevity, technology adoption, decentralization and demographic trends. This strategy may target income generating assets with low correlations to broader markets. It also anticipates directly originating loans and private placements that are consistent with the Fund’s investment objective and policies. The Adviser may engage with financial technology loan platforms (“FinTech Platforms”) and purchase loan assets directly from FinTech Platforms that originate loans to small businesses, students and consumers, commonly known as “Digital Private Credit.” In selecting securities or other investments for the Fund’s portfolio, the Adviser evaluates an investment based on several factors, which may include credit quality, structure, consistency and durability of income, the potential for price appreciation and opportunities for risk adjusted return over a complete market cycle. The Adviser may sell or dispose of a security or investment if it no longer meets its criteria for credit quality, income generation or price appreciation or is determined to no longer be suitable for the Fund’s portfolio. In addition to helping the Fund identify attractive sectors and assets within those sectors, the Adviser’s investment processes will also inform the Fund’s hedging, financing, and liquidity management strategies.

2

See “Investment Objectives, Policies and Strategies” for further information on the Fund’s investment strategies and portfolio composition. The Fund’s investment objective, non-fundamental policies and strategies, including its targeted asset classes, may be changed from time to time without a vote of the Fund’s shareholders.

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the risks that you assume when you invest in the Fund’s shares. The following is only a summary of certain of these risks; see “Risk Factors” for further information on the Fund’s principal investment risks. There can be no assurance that the order of risks below should be taken as an indication of the potential magnitude or probability of the possible consequences of the risks summarized below.

Alternative Investments Risk. The Fund intends to invest a majority of its assets in “alternative investments,” which include non-traditional income generating assets and smaller segments of the debt markets, also known as niche or esoteric debt products. Alternative investments provide limited liquidity and include, among other things, the risks inherent in investing in securities, futures, commodities and derivatives, using leverage and engaging in short sales. An investment in alternative investment products is speculative, involves substantial risks, and should not constitute a complete investment program.

Credit Risk. Issuers of debt securities held by the Fund may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality (and/or credit rating) of debt securities held by the Fund may decline if the applicable issuer’s financial condition changes, which may lead to a decline in the market price of such investment.

Market and Geopolitical Risk. The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. Securities and other investments in the Fund’s portfolio may underperform due to inflation (or expectations for inflation), interest rates, global demand for particular products or resources, natural disasters, climate change and climate related events, pandemics, epidemics, terrorism, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years, such as terrorist attacks around the world, natural disasters, social and political discord or debt crises and downgrades, among others, may result in market volatility and may have long term effects on both the U.S. and global financial markets. It is difficult to predict when similar events affecting the U.S. or global financial markets may occur, the effects that such events may have and the duration of those effects. Any such event(s) could have a significant adverse impact on the value and risk profile of the Fund’s portfolio.

The current novel coronavirus (COVID-19) global pandemic and the aggressive responses taken by many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, as well as the forced or voluntary closure of, or operational changes to, many retail and other businesses, has had negative impacts, and in many cases severe negative impacts, on markets worldwide. It is not known how long such impacts, or any future impacts of other significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may impact your investment. Therefore, the Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns.

3

Interest Rate Risk. Typically, a rise in interest rates causes a decline in the value of fixed income securities.

Insurance Risk.  The Fund does not currently intend to attempt to insure its investments or the collateral supporting its investments. Additionally, many of the Fund’s investments may be associated with loans that may be deemed unsecured obligations of borrowers and not insured by any third party. Should any type of uninsured loss occur, the borrower could lose its investment in, and anticipated profits and cash flows from, the underlying assets to the loans and as a result adversely affect the Fund’s investment performance. Even if assets associated with the Fund’s investments are insured, the insurance could be inadequate or subject to various policy restrictions, limitations, and deductibles. Furthermore, insurance providers can fail, causing financial loss, litigation, and delays in payment that could adversely affect the Fund’s investment performance.

Inadequate Collateral Risk. To the extent a Credit Investment is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Credit Investment. For example, with respect to real estate-related loans, the real property security for the loan may decline in value, which could result in the loan amount being greater than the property value and therefore increase the likelihood of borrower default. In addition, if it becomes necessary to recover and liquidate any collateral with respect to a secured Credit Investment, it may be difficult to sell such collateral and there will likely be associated costs that would reduce the amount of funds otherwise available to offset the payments due under the loan. An investment may represent an indirect ownership or lien on collateral that may have no value. As a result, any investment product with collateral may be unsecured. The value of the collateral may, at any point, be worth less than the value of the original investment.

Collateral Liquidation Risk. Collateral on loan instruments may consist of assets that may not be readily liquidated, and there can be no guarantee that the collateral can be liquidated and any costs associated with such liquidation could reduce or eliminate the amount of funds otherwise available to offset the payments due under the loan. Additionally, collateral might be subject to price volatility, making it difficult to predict liquidation proceeds. It is also possible that the same collateral could secure multiple loans, in which case the liquidation proceeds of the collateral may be insufficient to cover the payments due on all the loans secured by that collateral.

Direct Lending/Origination Risk. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt. The Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

A portion of the Fund’s investments may be directly originated. The Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. The Fund may originate or acquire certain investments with the expectation that the loan will make payments in kind or default and borrowers will forfeit assets and the Fund may collect amendment fees.

4

Failure or Inability to Perfect a Security Interest Risk. In the event that a borrower becomes bankrupt or insolvent, the Fund may expect priority over other creditors based on a perfected security interest. The failure to perfect a security interest due to faulty documentation or faulty official filings could lead to the invalidation of the Fund’s security interest in loan collateral. If the Fund’s security interest in loan collateral is invalidated or the loan is subordinated to other debt of a borrower in bankruptcy or other proceedings, the Fund would have substantially lower recovery, and perhaps no recovery, on the full amount of the principal and interest due on the loan.

Foreign Investment Risk. Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards. Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries. The Fund considers an emerging market country to be a country represented in the MSCI Emerging Markets Index or having per capita income in the low to middle ranges, as defined by the World Bank.

Emerging Markets Securities Risk. The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets or in emerging financial product markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries and developed financial markets. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies.

REIT Risk. REITs are subject to risks similar to those of direct investments in real estate and the real estate industry in general, including, among other risks: general and local economic conditions; changes in interest rates; declines in property values; defaults by mortgagors or other borrowers and tenants; increases in property taxes and other operating expenses; overbuilding in their sector of the real estate market; fluctuations in rental income; lack of availability of mortgage funds or financing; extended vacancies of properties, especially during economic downturns; changes in tax and regulatory requirements; losses due to environmental liabilities; or casualty or condemnation losses. REITs also are dependent upon the skills of their managers and are subject to heavy cash flow dependency or self-liquidation.

Currency Risk. The Fund is exposed to risk that the exchange rate of its currency relative to other stores of value, such as foreign currencies, commodities, or currency alternatives, may change in a manner that has an adverse effect on the purchasing power, the fair value or the future cash flows of the Fund’s financial assets or financial liabilities denominated in the U.S. dollar. Monetary debasement and or inflation pose serious risks to investors.

Foreign Currency Risk. Investments held by the Fund and denominated in foreign currencies subject the Fund to foreign currency risk arising from fluctuations in exchange rates between such foreign currencies and the U.S. dollar. While the Adviser may attempt to hedge the Fund’s foreign currency exposure, the Fund may not always choose to hedge such exposure, or may not be able to hedge such exposure.

5

Geographic Focus Risk. The Fund may seek to build a geographically diverse portfolio, with assets currently focused primarily in the United States of America and Europe. The Fund is not subject to any geographic restrictions when investing and, therefore, could focus its investments in a particular geographic region, whether in the U.S. or abroad. A geographic focus in a particular region may expose the Fund to an increased risk of loss due to risks associated with that region. Certain regions from time to time will experience weaker economic conditions than others and, consequently, will likely experience higher rates of delinquency and loss than on similar investments across the geographic regions to which the Fund is exposed.

Investment Liquidity Risk. Investment liquidity risk exists when particular investments of the Fund would be difficult to sell, possibly preventing the Fund from selling such illiquid investments at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices. Most of the Fund’s loan assets are not liquid. This includes, without limitation, the Fund’s investments in syndicated loans, private placements, residential and commercial mortgage loans, consumer loans, commercial loans, private placements, marketplace loans and collateralized loans. Many of the Fund’s investments, including its investments in RMBS, CMBS, ABS, CLNs, high yield bonds, derivatives, foreign investments and CLOs may also not be liquid. As a result, the Fund may have difficulty selling many of its investments in all of these, and other, sectors. The lack of a liquid market for the Fund’s investments could decrease the Fund’s NAV. There may be a market for the Fund’s assets or collateral underlying those assets that ceases to function or is not a reliable source of liquidity.

Private Markets Risk. The securities in which the Fund, directly or indirectly, may invest include privately issued securities of both public and private companies. Private securities have additional risk considerations than investments in comparable public investments. Whenever the Fund invests in companies that do not publicly report financial and other material information, it assumes a greater degree of investment risk and reliance upon the Adviser’s ability to obtain and evaluate applicable information concerning such companies’ creditworthiness and other investment considerations. Certain private securities may be illiquid. Because there is often no readily available trading market for private securities, the Fund may not be able to readily dispose of such investments at prices that approximate those at which the Fund could sell them if they were more widely traded. Private securities that are debt securities generally are of below-investment grade quality, frequently are unrated and present many of the same risks as investing in below-investment grade public debt securities. Investing in private debt instruments is a highly specialized investment practice that depends more heavily on independent credit analysis than investments in other types of obligations. The lack of a liquid market for private investments could decrease the Fund’s NAV.

Unregulated and Opaque Markets Risk. The Fund may invest in certain derivative instruments that are negotiated on an individual basis and are not standardized or traded on exchanges, or other securities traded on unregulated markets. These unregulated markets can experience lengthy periods of illiquidity, unusually high trading volume and other negative impacts, such as political intervention, which may result in volatility or disruptions in such markets. Many times, these markets are also opaque and lack any centralized recording of information, which creates unique challenges in performing due diligence on investment opportunities and assessing the pricing of securities. These markets are also influenced by interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. Future regulation in these markets, however, could limit or prevent the Fund’s ability to utilize certain derivative instruments such as swap agreements, and realize amounts received under those agreements, which could negatively affect the Fund.

Volatile Markets Risk. Markets experience periods of disruption and instability from time to time. The prices of the Fund’s investments, and therefore the NAV of the Fund, can be highly volatile. Price movements of forward contracts, futures contracts and other derivative contracts in which the Fund may invest are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, causing rapid price movements and interest rate fluctuations. Additionally, the market value of the alternative lending-related securities to which the Fund has exposure may increase or decrease, sometimes rapidly and unpredictably, based upon changes in an issuer’s financial condition and/or overall market and economic conditions. Because many of the Fund’s investments may be illiquid and/or below investment grade (or unrated, but of a similar quality; debt securities that are below investment grade are commonly called “junk bonds”), the Fund may be subject to increased volatility risk. In addition, the Fund’s use of leverage increases the volatility of the Fund’s value.

6

Political and Economic Crisis Risk. The Fund may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which they invest or operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Fund’s control and could adversely affect the liquidity and value of its investments, and may reduce the ability of the Fund to make attractive new investments.

Issuer and Non-Diversification Risk. The value of a specific investment can perform differently from the market as a whole for reasons related to the issuer, such as, in the case of corporate issuers, management performance, financial leverage and reduced demand for the issuer’s properties and services. Because the Fund is non-diversified, it may invest more than 5% of its total assets in the securities of one of more issuers. As a result, the performance of the Fund’s shares may be more sensitive to any single economic, business, political or regulatory occurrence than are the shares of a diversified investment company.

Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular assets or asset classes in which the Fund invests may prove to be incorrect and may not produce the desired results.

Active Trading Risks. The Fund is actively managed and may purchase and sell investments without regard to the length of time held. Active trading may have a negative impact on performance by increasing brokerage and other transaction costs and may generate greater amounts of net short-term capital gains, which, for taxable accounts, would be subject to tax at ordinary income tax rates. The Fund will invest and trade in a variety of different securities, and utilize a variety of investment instruments and techniques. Each security and each instrument and technique involves the risk of loss of capital. While the Adviser will attempt to moderate these risks, there can be no assurance that the Fund’s investment activities will be successful or that the Shareholders will not suffer losses.

Leveraging Risk. The use of leverage, such as borrowing money or issuing shares of preferred stock to purchase investments, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.

Valuation Risk. Unlike publicly traded common stock which trades on national exchanges, illiquid investments must be valued by the Fund using fair value procedures. Fair valuation involves subjective judgments, and it is possible that the fair value determined for an investment may differ materially from the value that could be realized upon the disposition of the investment. Due to the lack of centralized information and trading, the valuation of loans and other non-exchange traded instruments carries more risk than that of publicly traded common stock.

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Service Provider Risk.  The Fund will rely on service providers selected by the Adviser, third party originators or by borrowers to store, transfer, buy, sell, liquidate, value, record or otherwise service assets. To the extent that a service provider, third-party loan originator or the technology deployed by a service provider or originator fails to perform these tasks, the Fund’s investments may be adversely affected. These risks could affect the value of a particular investment, including the possible loss of the entire invested amount. An investment may represent an indirect ownership, or lien on collateral which may have no value. As a result, any investment product with collateral may be unsecured. The value of the collateral may at any point be worth less than the value of the original investment.

Limited History of Operations Risk. The Fund is a recently organized closed-end management investment company with limited operating history for investors to evaluate. As a result, prospective investors have limited information about the Fund’s track record or history on which to base their investment decision.

New Adviser Risk. The Adviser is newly registered and has not previously managed an interval fund. Accordingly, investors in the Fund bear the risk that the Adviser’s inexperience may limit its effectiveness.

Portfolio Turnover Risk. The Fund may sell securities without regard to the length of time they have been held to take advantage of new investment opportunities, when the Adviser feels either the securities no longer meet its investment criteria or the potential for capital appreciation has lessened, or for other reasons. The Fund’s portfolio turnover rate may vary from year to year. A high portfolio turnover rate (100% or more) increases the Fund’s transaction costs (including brokerage commissions and dealer costs), which would adversely impact the Fund’s performance. Higher portfolio turnover may result in the realization of more short-term capital gains than if the Fund had lower portfolio turnover. The turnover rate will not be a limiting factor, however, if the Adviser considers portfolio changes appropriate.

Limited Liquidity of Fund Shares Risk. There currently is no secondary market for the Fund’s shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers. There is no guarantee, and there is no assurance that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

Distribution Policy Risk. All or a portion of a distribution from the Fund may consist of a return of capital, as opposed to representing a distribution of income generated by the Fund. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares.

Qualified Dividend Income Risk. Given the Fund’s investment strategies, it is not anticipated that a significant portion, if any, of the Fund’s income will be eligible to be designated as qualified dividend income under the Internal Revenue Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income.

Repurchase Policy Risk. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio investments. The sale of investments to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Cybersecurity Risk. The Fund and its service providers may be prone to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. Breaches in cyber security include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber-attacks. Cyber security breaches affecting the Fund or its adviser, custodian, transfer agent, intermediaries and other third-party service providers may adversely impact the Fund. Similar types of cyber security risks are also present for issuers of securities in which the Fund may invest, which could result in material adverse consequences for such issuers and may cause the Fund’s investment in such companies to lose value.

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Reinvestment Risk. Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to reinvest the proceeds in lower-yielding securities. A decline in income received by the Fund from its investments is likely to have a negative effect on the market price, net asset value and/or overall return of the Fund.

Unsecured Credit Investments Risk. The Fund may invest in income generating assets that are unsecured. Unsecured loans, participations or debt generally are subject to similar risks as those associated with investments in senior loans. In addition, because unsecured loans, participations or debt may be subordinated in payment and/or lower in lien priority to senior loans, they are subject to additional risk that the cash flow of the borrower may be insufficient to meet scheduled payments. Unsecured subordinated loans, participations or debt may have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in subordinated unsecured loans or debt which would create greater credit risk exposure.

"Covenant-Lite" Obligations Risk. The Fund may invest in, or obtain exposure to, debt securities that may be "covenant-lite," which means such obligations lack, or possess fewer, financial covenants that protect lenders. Covenant-lite agreements feature incurrence covenants, as opposed to the more restrictive maintenance covenants. Under a maintenance covenant, the borrower would need to meet regular, specific financial tests, while under an incurrence covenant, the borrower only would be required to comply with the financial tests at the time it takes certain actions (e.g., issuing additional debt, paying a dividend, making an acquisition). A covenant-lite obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.

Accounts Receivable Risk. The Fund may invest in income generating assets secured by receivables, such as credit card receivables and automobile receivables. Credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. If the economy of the United States deteriorates, defaults on securities backed by credit card, automobile and other receivables may increase. In addition, these securities may provide the Fund with a less effective security interest in the related collateral than do mortgage-related securities. Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on these securities.

Investments in Middle Market Companies Risk. Investment in middle market companies involves a number of significant risks. Middle market companies have more limited financial resources than larger or public companies and may be unable to meet their obligations under their debt obligations that the Fund holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained. Middle market companies also typically have shorter operating histories, narrower product lines and smaller market shares than larger or public businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Generally, little public information exists about these companies, and the Fund will rely on the ability of the Adviser’s investment professionals to obtain adequate information to evaluate the potential returns and risks from investing in these companies

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Asset-Backed and Mortgage-Backed Security Risk. When the Fund invests in asset-backed securities and mortgage-backed securities, the Fund is subject to the risk that, if the underlying borrowers fail to pay interest or repay principal, the assets backing these securities may not be sufficient to support payments on the securities. Prepayment risk is associated with mortgage-backed and asset-backed securities. If interest rates fall, the underlying debt may be repaid ahead of schedule, reducing the value of the Fund’s investments. If interest rates rise, there may be fewer prepayments, which would cause the average bond maturity to rise, increasing the potential for the Fund to lose money. The value of these securities may be significantly affected by changes in interest rates, the market’s perception of issuers, and the creditworthiness of the parties involved. The ability of the Fund to successfully utilize these instruments may depend on the ability of the Fund’s Adviser to forecast interest rates and other economic factors correctly. These securities may have a structure that makes their reaction to interest rate changes and other factors difficult to predict, making their value highly volatile. Certain mortgage-backed securities may be secured by pools of mortgages on single-family, multi-family properties, as well as commercial properties. Similarly, asset-backed securities may be secured by pools of loans, such as student loans, automobile loans, equipment loans and credit card receivables. The credit risk on such securities is affected by homeowners or borrowers defaulting on their loans. Certain ABS and MBS that the Fund acquires are subordinated in cash flow priority to other more "senior" securities of the same securitization. The exposure to defaults on the underlying mortgages is severely magnified in subordinated securities. Certain subordinated securities ("first loss securities") absorb all losses from default before any other class of securities is at risk. Such securities therefore are considered to be highly speculative investments.

Derivatives Risk. The Fund may enter into swaps, including total return and credit default swaps, and other derivative instruments, such as credit derivatives. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty (including risks relating to the financial soundness and creditworthiness of the counterparty), legal risk, and operational risk. In addition, the Fund may, in the future, invest in other types of derivative instruments that are currently not available in the marketplace, or otherwise not presently contemplated for use. Special risks may apply in the future that cannot be determined at this time. The regulatory and tax environment for derivative instruments in which the Fund may participate is evolving, and changes in the regulation or taxation of such financial instruments may have a material adverse effect on the Fund.

Equity Risk. Corporate equity securities are susceptible to general stock market fluctuations and to volatile increases and decreases in value. The equity securities held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors affecting securities markets generally, the equity securities of a particular sector, or a particular company. Investments held by the Fund in companies with small market capitalizations are subject to unique risks. The earnings and prospects of small sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Small sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.

Subordinated and Lower-Rated Securities Risk. A substantial portion of the debt securities that the Fund acquires may be deemed by rating agencies to have substantial vulnerability to default in payment of interest and/or principal. Other securities the Fund acquires have the lowest quality ratings or are unrated. Many securities that the Fund acquires are subordinated in cash flow priority to other more "senior" securities of the same securitization. Accordingly, the subordinated and lower-rated (or unrated) securities in which the Fund invests may experience significant price and performance volatility relative to more senior or higher-rated securities, and they are subject to greater risk of loss than more senior or higher-rated securities which, if realized, could materially adversely affect the Fund’s financial condition and results of operations.

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Digital Records-Related Risks. The financial products in which the Fund may invest may consist of securities, loans or participations that are recorded digitally, provide indirect exposure to or are secured by assets whose ownership is recorded digitally on a distributed ledger. The use of technology to digitally record securities or loan collateral, such as a distributed ledger, presents certain risks, which are summarized below. The technology utilized may be new and developing. To the extent that securities are recorded digitally, the public digital record may be duplicative in nature and not represent the final binding ledger of ownership. It may be subject to risks associated with conflicting intellectual property claims. Competing platforms, networks and technologies maybe be developed such that consumers and/or investors use an alternative system or protocol. Users may be subject to possible cybersecurity risk and risk related to adherence to cryptography requirements, such as theft, loss or destruction of passwords or private keys. Technology regulations are continuing to be developed and therefore may be inconsistent, absent or deficient, such as those pertaining to distributed ledger technology. As such the Fund may be subject to various extensive and complex regulatory regimes. Regulatory changes or actions may restrict the use of a particular technology or platform. The technology systems on which these assets are recorded, stored, transferred, or traded may be dependent on internet infrastructure and susceptible to system failures, security risks and rapid technological change. Changes in the network protocol, including software upgrades, or forks could result in total loss of asset value or record of title ownership. “Forks” generally refer to changes to the way in which a distributed ledger is constructed. The lack of a liquid market for digitally recorded assets could decrease the Fund’s NAV in the event that it needs to liquidate collateral or sell and investment.

•	Protocol Risk. The further development of a distributed ledger network, such as the Bitcoin and Ethereum network(s), is part of a new and rapidly changing industry, is subject to a variety of factors that are difficult to evaluate. For example, these networks face significant obstacles to increasing their usage without resulting in higher fees or slower transaction settlement times, and attempts to increase the volume of transactions may not be effective. The slowing, stopping or reversing of the development or acceptance of the network may adversely affect the price of the network’s unit of account and any associated financial products, such as futures contracts, and therefore an investment in the Fund’s NAV.

•	FinTech Platform Risk. FinTech Platforms may be adversely affected by changes in technology developments, cybersecurity attacks and increased regulatory oversight. FinTech Platforms may face competition from more established financial institutions.

CLO Risk. CLOs are securities backed by an underlying portfolio of loans, typically syndicated loans or other loans to corporate borrowers. CLOs issue classes or “tranches” that vary in seniority, risk, and yield. CLOs may experience substantial credit losses and/or substantial declines in market value as result of actual collateral defaults (which may deteriorate the credit support supplied by the more subordinated tranches of the CLO), anticipated collateral defaults, or investor aversion to CLO securities as a class. The risks of investing in a CLO tranche generally reflect the credit and other risks of the assets underlying the CLO, as well as the seniority of the tranche within the CLO structure. CLOs also carry other risks including, but not limited to, interest rate risk and prepayment risk. CLO equity tranches are unrated, and CLO equity investors receive no principal payments, if any, until all CLO debt tranches are paid.

CLN Risk. A CLN is a form of collateralized credit derivative. The asset class is also referred to as Regulatory Capital Relief and Significant Risk Transfer. It is structured as a note issued by a bankruptcy-remote issuer, with an embedded credit default swap allowing the issuer to transfer a specific credit risk, such as default or failure to pay, to investors. In the case of a default on a reference obligation within the portfolio, the investors receive a recovery rate. The note may have a stated maturity and coupon, which may be fixed or floating and make payments on a monthly, quarterly or semiannual basis. A CLN is non-principal protected. Investors’ capital is 100% at risk and investors may lose all of their initial investment. The issuer is not obligated to repay the debt if a specified event occurs. The reference portfolios may be subject to replenishments, which may materially change the characteristics of the portfolio subject to concentration limitations.

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RMBS Risk. RMBS are materially affected by conditions in the residential mortgage market, the residential real estate market, the financial markets and the economy generally. Concerns about the residential mortgage market and a declining real estate market, as well as inflation, energy costs, geopolitical issues and the availability and cost of credit, have in the past contributed, and could in the future contribute, to increased volatility and diminished expectations for the economy and financial markets. RMBS are subject to many of the risks of the respective underlying mortgage loans. Residential mortgage loans are typically secured by single-family residential property and are subject to risks of delinquency and foreclosure and risks of loss. Certain RMBS that the Fund acquires are subordinated in cash flow priority to other more "senior" securities of the same securitization. The exposure to defaults on the underlying mortgages is severely magnified in subordinated securities. Certain subordinated securities ("first loss securities") absorb all losses from default before any other class of securities is at risk. Such securities therefore are considered to be highly speculative investments. Also, the risk of declining real estate values, in particular, is amplified in subordinated RMBS, as are the risks associated with possible changes in the market's perception of the entity issuing or guaranteeing them, or by changes in government regulations and tax policies.

Residential Mortgage Loan Risk. A residential mortgage loan is directly exposed to losses resulting from default. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower and the priority and enforceability of the lien will significantly impact the value of such mortgage loan. In the event of a foreclosure, the Fund may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover the Fund’s cost basis in the loan, and any costs or delays involved in the foreclosure or liquidation process may increase losses.

Consumer and Auto Loan Risk. The Fund may invest in consumer loans (or ABS backed by consumer loans), including debt consolidation loans, home improvement loans, personal loans, residential real estate investments, credit cards, and automobile loans. The performance of such investments will be affected by, among other things, general economic conditions. Changes in economic conditions have adversely affected the performance and market value of such investments. Consumer loans are susceptible to prepayment risks and default risks. Unsecured consumer loans are not secured by any collateral of the borrowers. The repayment of unsecured consumer loans is dependent upon the ability and willingness of the borrowers to repay. Other consumer loans, like automobile loans, may be secured by collateral, but the value of that collateral is not guaranteed. Automobile loans are not typically insured or guaranteed by any other person or entity. Increases in unemployment, decreases in home values or the values of other consumer assets or lack of availability of credit may lead to increased default rates and may also be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding automobile loan contracts, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession or otherwise may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. The occurrence of any of any of the foregoing risks could, among other things, adversely affect the consumer loans (or the ABS backed by consumer loans) in which the Fund may invest.

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CMBS and Other Commercial Real Estate Debt Risk. Investing in commercial real estate debt entails various risks: credit risk, liquidity risk, interest rate risk, market risk, operations risk, structural risks, geographical concentration risk and legal risk. Credit risk on these assets arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations, and the risk that the servicer fails to perform. The Fund will rely on loan servicers to collect principal and interest payments and engage in loss mitigation efforts. To the extent a loan servicer fails to perform these tasks, the Fund’s investments may be adversely affected. Operations risk refers to the risk that the income-generating properties of the property supporting the loan does not perform as expected. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity, and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

Prepayment Risk and Extension Risk. Fixed income securities and loans with uncertain principal repayment schedules can be subject to prepayment risk and/or extension risk. If the Fund holds a debt instrument with a higher interest rate than the then-prevailing market interest rate for similar instruments, and such investment prepays (or is anticipated to prepay), the Fund could suffer losses. Similarly, if the Fund holds a debt instrument with a lower interest rate than the then-prevailing market interest rate for similar instruments, and the expected life of such investment extends (or is anticipated to extend), the Fund could suffer losses. Prepayment or extension of a security or loan may alter the interest income cash flow.

Syndicated and Participation Loan Risk. The Fund may invest in syndicated loans and participations, which are typically loans or advances to corporate entities originated by one or more lenders, and then traded in the secondary market. The primary risk of a syndicated loan and participation is the creditworthiness of the corporate borrower.

High Yield Risk. Lower-quality debt securities, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. Additionally, high yield issuers may seek bankruptcy protection which will delay resolution of bond holder claims and may eliminate or materially reduce liquidity. The Adviser’s assessment of an issuer’s credit quality may prove incorrect and the Fund could suffer losses.

Reverse Mortgage Risks. The Fund may invest in securities that reflect an interest in reverse mortgages. In a reverse mortgage, a lender makes a loan to a homeowner based on the homeowner’s equity in his or her home. While a homeowner must be age 62 or older to qualify for a reverse mortgage, reverse mortgages may have no income restrictions. Repayment of the interest or principal for the loan is generally not required until the homeowner dies, sells the home, or ceases to use the home as his or her primary residence. Reverse mortgages are subject to different risks than traditional mortgages because the repayment for the loans is uncertain and may occur sooner or later than anticipated based on the life-span of the homeowner.

Distressed and Defaulted Instruments or Special Situations Investments Risks. The Fund may invest directly or indirectly in income generating assets of financially distressed issuers or credit investments that are in default, which involve substantial risks. Distressed debt may present a substantial risk of default or may be in default at the time the Fund invests. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its investments. The Fund may invest in or acquire income generating assets of companies involved in or undergoing work-outs, liquidations, spinoffs, reorganizations, bankruptcies or other catalytic changes or similar transactions. Such investments may include debtor-in-possession financing. In any reorganization or liquidation proceeding relating to an investment in a financially distressed issuer, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment. Among the risks inherent in investments in a troubled issuer is that it is often difficult to obtain information as to the true financial condition of the issuer. Further, distressed investing gives rise to the risks that the contemplated transaction will be unsuccessful, will be considerably drawn out over time or will result in a distribution of cash or a new security with a value less than the purchase price of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss or, if there is no secondary market for such investment, may be required to hold an investment with little or no value. When dealing with investments in distressed issuers, the Fund may also experience other risks, including legal difficulties and negotiations with creditors and other claimants. Because there is substantial uncertainty concerning the outcome of transactions involving the financially troubled issuers in which the Fund may invest, there is a potential risk of loss by the Fund of its entire investment in such issuers.

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Underlying Funds Risk. Your cost of investing in the Fund, due to its investments in Underlying Funds, may be higher than the cost of investing in a Fund that only invests directly in individual securities. If the Fund invests its assets in underlying closed-end funds, mutual funds, exchange-traded funds, private funds or other pooled vehicles, the Fund’s ability to achieve its investment objective depends largely on the performance of the Underlying Funds selected. Each of the Underlying Funds has its own investment risks, and those risks can affect the value of the Underlying Funds’ shares and therefore the value of the Fund’s investments. There can be no assurance that the investment objective of any Underlying Fund will be achieved.

Spread Risk. Wider credit spreads and decreasing market values typically represent a deterioration of the debt security’s credit soundness and a perceived greater likelihood or risk of default by the issuer.

See “Risk Factors” for further information on the Fund’s principal investment risks.

Management of the Fund

The services necessary for the Fund’s daily operations are provided by various service providers. See “Management of the Fund.”

Investment Adviser.  A3 Financial Investments, LLC, located at 90 Madison Street, Suite 303, Denver Colorado 80206, serves as the Fund’s investment adviser pursuant to a management agreement with the Fund that has an initial two-year term and is subject to annual renewal thereafter by the Fund’s Board of Trustees (the “Board”). The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is entitled to receive a monthly fee at the annual rate of 1.50% of the Fund’s average daily net assets (the “Advisory Fee”).

The Adviser and the Fund have entered into an operating expenses limitation agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed, until at least January 31, 2023, to pay or absorb the ordinary operating expenses of the Fund (excluding (i) interest expenses and dividends on short sales, and any fees and expenses incurred in connection with credit facilities including any commitment fees on borrowings, if any, obtained by the Fund; (ii) transaction costs and other expenses incurred in connection with the acquisition, financing, maintenance, and disposition of the Fund’s investments and prospective investments, including without limitation bank and custody fees, brokerage commissions, legal, data, consulting and due diligence costs, servicing and property management costs, collateral valuations, liquidation and custody costs; (iii) acquired fund fees and expenses; (iv) taxes; and (v) extraordinary expenses including but not limited to litigation costs) to the extent that its management fees plus applicable distribution and shareholder servicing fees and the Fund’s ordinary operating expenses would otherwise exceed, on a year-to-date basis, 1.95% per annum of the Fund’s average daily net assets. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board, on 60 days written notice to the Adviser. The Adviser may waive or reimburse additional fees of the Fund in its discretion.

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Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if (after taking the repayment into account) the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and at the time of the reimbursement payment. See “Management of the Fund.”

Administrator and Accounting Agent.  UMB Fund Services, Inc. serves as the administrator and accounting agent for the Fund (the “Administrator”).

Transfer Agent. UMB Fund Services, Inc. (the “Transfer Agent”) serves as transfer agent for the Fund.

Custodian. UMB Bank, N.A. serves as the Fund’s custodian (the “Custodian”).

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer because shareholders, in total, may wish to sell more than 5% of the Fund’s shares. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. Following a quarterly repurchase offer, the Fund is required to maintain liquid securities, cash or access to a bank line of credit in amounts sufficient to meet the quarterly redemption amount. See “Quarterly Repurchases of Shares.”

Distributions

The Fund’s distribution policy is to make quarterly distributions to shareholders. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions to a shareholder in excess of the earnings and profits would first be a tax-free return of capital to the extent of such shareholder’s adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain for such shareholder (assuming the shares are held as capital assets).

U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements.  See “U.S. Federal Income Tax Matters.”

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Dividend Reinvestment Policy

Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

FUND EXPENSES

Shareholder Transaction Expenses	Percentage of Offering Price
Maximum Sales Load	None
Early Withdrawal Charges on Shares Repurchased Within 365 Days of Purchase	None

Annual Fund Operating Expenses	Percentage of Net Assets Attributable to Shares of Beneficial Interest
Management Fees	1.50%
Interest Payments on Borrowed Funds(1)	0.00%
Other Expenses(2)	4.16%
Acquired Fund Fees and Expenses(3)	2.22%
Total Annual Expenses	7.88%
Fee Waiver and Reimbursement	(3.71)%
Total Annual Expenses (after fee waiver and reimbursement)(4)	4.17%

(1)	These expenses represent estimated interest payments the Fund expects to incur in connection with its expected borrowing during the current fiscal year. Additionally, the interest rate used is based on an estimate of applicable market rates and is subject to change.

(2)	The purpose of the table above is to assist you in understanding the various costs and expenses you will bear directly or indirectly as an Investor in the Fund. Other expenses include accounting, legal and auditing fees, reimbursement of the compensation for administrative personnel and fees payable to the Fund’s independent trustees. Other expenses have been restated to reflect current expenses. For a more complete description of the various costs and expenses of the Fund, see “Fees and Expenses.”

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(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These indirect costs may include performance fees paid to the acquired fund’s adviser or its affiliates. It does not include brokerage or transaction costs incurred by the acquired funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. Therefore, amounts may not agree with the Fund’s financial highlights.

(4)	The Adviser and the Fund have entered into an operating expenses limitation agreement under which the Adviser has agreed, until at least January 31, 2023, to pay or absorb the ordinary operating expenses of the Fund (excluding (i) interest expenses and dividends on short sales, and any fees and expenses incurred in connection with credit facilities including any commitment fees on borrowings, if any, obtained by the Fund; (ii) transaction costs and other expenses incurred in connection with the acquisition, financing, maintenance, and disposition of the Fund’s investments and prospective investments, including without limitation bank and custody fees, brokerage commissions, legal, data, consulting and due diligence costs, servicing and property management costs, collateral valuations, liquidation and custody costs; (iii) acquired fund fees and expenses; (iv) taxes; and (v) extraordinary expenses including but not limited to litigation costs), to the extent that its management fees plus applicable distribution and shareholder servicing fees and the Fund’s ordinary operating expenses would otherwise exceed, on a year-to-date basis, 1.95% per annum of the Fund’s average daily net assets. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board, on 60 days written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if (after taking the repayment into account) the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and at the time of the reimbursement payment. See “Management of the Fund.”

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment. The example assumes annual expenses attributable to shares remain unchanged from the levels described in the Fund Expenses Table above and only accounts for the Expense Limitation Agreement through its expiration on January 31, 2023 and shares earn a 5% annual return:

1 Year	3 Years	5 Years	10 Years
$42	$196	$342	$671

The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly.  The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

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FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for a single common share of beneficial interest. The total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The information for the fiscal year ended September 30, 2021, has been audited by BBD LLP, the Fund’s independent registered public accounting firm for the fiscal year ended September 30, 2021, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report for the year ended September 30, 2021. To request the Fund’s annual report or semi-annual report, please call (877) 774-7724.

A3 Alternative Income Fund, (AAACX)

Per share operating performance.

For a capital share outstanding throughout each year.

	For the Year Ended September 30,
	2021	2020*
Net asset value, beginning of year	$10.25	$10.00
Income from Investment Operations:
Net investment income[1]	0.49	0.68
Net realized and unrealized gain (loss)	(0.81)	0.16
Total from investment operations	(0.32)	0.84

Less Distributions:
From net investment income	(0.50)	(0.59)

Net asset value, end of year	$9.43	$10.25

Total return[2]	(3.25)%[3]	8.52%

Ratios and Supplemental Data:
Net assets, end of year (in thousands)	$10,945	$10,542

Ratio of expenses to average net assets (including brokerage fees):
Before fees waived	5.66%[4,5]	7.99%[4]
After fees waived	1.95%[4]	1.95%[4]
Ratio of net investment income to average net assets (including brokerage fees):
Before fees waived	1.24%[6]	0.53%
After fees waived	4.95%	6.57%
Portfolio turnover rate	132%	89%

*	The Fund was organized with 10,000 shares of beneficial interest on August 29, 2019 for $100,000, which represents the seed investment made by the Principals of the Adviser. The Fund commenced operations on October 1, 2019.
[1]	Based on average shares outstanding for the period.
[2]	Total returns would have been lower had expenses not been waived by the investment advisor. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the repurchase of Fund shares.
[3]	0.62% of the Fund's total return consists of a voluntary reimbursement by the adviser for tax expense. Excluding this item, total return would have been (3.87)%.
[4]	Ratio of brokerage fees to average net assets was less than 0.005%.
[5]	Includes tax expense. If this expense was excluded, the ratio of expenses to average net assets before fees waived would have been 5.09%.
[6]	Includes tax expense. If this expense was excluded, the ratio of net investment income to average net assets before fees waived would have been 1.82%.

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THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.  The Fund was organized as a Delaware statutory trust on May 9, 2019.  The Fund’s principal office is located at 90 Madison Street, Suite 303 Denver, CO 80206, and its telephone number is (877) 774-7724.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares are invested in accordance with the Fund’s investment objectives and policies (as stated below) as soon as practicable after receipt.  There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds.  The Fund pays its organizational and offering expenses incurred with respect to its continuous offering.  Pending investment of net proceeds in accordance with the Fund’s investment objectives and policies, the Fund invests in money market or short-term, fixed-income mutual funds.  Investors should expect, therefore, that before the Fund has fully invested proceeds in accordance with its investment objectives and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate.  As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital.  Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses.

INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES

Investment Objectives and Policies

The Fund’s investment objective is to seek total return through investments that offer regular income or the potential for price and capital appreciation. The Fund expects to invest primarily in income-generating assets and will seek the best available risk-adjusted opportunities in fixed income that offer the potential for both stable, regular cash flows and price appreciation. The Fund invests in the following income-generating assets: (1) securities backed by pools of residential home equity conversion mortgages (“Reverse Mortgages”); (2) niche debt, loans and privately placed debt securities that are directly originated by the Fund or purchased from originators, including financial technology loan platforms, which may be unsecured or secured; (3) corporate debt securities and derivatives, including syndicated loans and participations, credit-linked notes (“CLNs”) and high yield (“junk”) bonds; (4) the debt and equity tranches of collateralized loan obligations (“CLOs”); (5) asset-backed securities (“ABS”) backed by pools of consumer loans, auto loans, single family rental cash flows, commercial receivables, and other collateral, including loans originated through a peer-to-peer lending platform; (6) residential mortgage-backed securities (“RMBS”); and (7) commercial mortgage-backed securities (“CMBS”). The Fund may also invest in other asset classes and employ hedging strategies that provide exposure to income generating assets as described further below.

The Fund may gain exposure to income generating assets indirectly through investments in other investment companies, including closed-end funds, business development companies (“BDCs”) and exchange-traded funds (“ETFs”) that may be registered under the 1940 Act or rely on an exemption from registration (“underlying funds”) and real estate investment trusts (“REITs”) that hold pools of commercial real estate loans. The Fund will limit its investments in private equity funds and hedge funds that are excluded from the definition of “investment company” under the 1940 Act by Section 3(c)(1) or 3(c)(7) of the 1940 Act to no more than 15% of its net assets. Up to 20% of the Fund’s net assets (plus any borrowings for investment purposes) may be invested in equities, warrants and non-fixed income securities. The Fund will limit its investment in loans originated through a peer-to-peer lending platform to no more than 10% of the its net assets.

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The Fund invests in securities of issuers without restriction as to market capitalization, credit quality, structure or maturity. The Fund may invest in securities for the purpose of capital preservation. The majority of the Fund’s investments will be in investments that are not publicly traded, or are traded in over-the-counter markets that have less liquidity than exchange-traded securities. Consequently, at any time, the majority of the Fund’s investments will be illiquid. In addition, the debt securities that the Fund invests in may be below-investment grade or unrated by rating agencies.

The Fund may employ leverage, including borrowing from banks, in an amount of up to 33-1/3% of the Fund’s assets (defined as net assets plus borrowings). Leverage is primarily used to manage cash flows and increase the Fund’s ability to purchase investments to potentially take advantage of market opportunities. The Fund is authorized to borrow money or issue shares of preferred stock in connection with its investment activities, subject to the limits of the asset coverage requirement of the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund also may borrow money or use proceeds from the issuance of shares of preferred stock to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness is incurred. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness.

Investment Strategy and Criteria Used in Selecting Investments

Selection Process

A3 Financial Investments, LLC (the “Adviser”) serves as the Fund’s investment adviser. The Adviser utilizes both qualitative and quantitative assessments in the asset selection process. The Fund believes that the Adviser is uniquely suited to source quality investments with managed downside risk through its relationship network of banks, dealers and originators; along with its own origination strategies. The Adviser deploys a bottom-up investment process that relies on a probability weighted scenario analysis. This approach utilizes fundamental loan level risk assessments and modeling of complex structured cash flows. The strategy may include exposure to diverse loan pools or portfolios with investment selection based on income, continuation of cash flow, collateral and structural credit enhancement amongst other criteria. Typical thematic macro investment thesis overlays may include government supported cash flows or guarantees, taxation, insurance, longevity, technology adoption, decentralization and demographic trends. This strategy may target income generating assets with low correlations to broader markets. It also anticipates directly originating loans and private placements that are consistent with the Fund’s investment objective and policies. The Adviser may engage with financial technology loan platforms (“FinTech Platforms”) and purchase loan assets directly from FinTech Platforms that originate loans to small businesses, students and consumers, commonly known as “Digital Private Credit.” In selecting securities or other investments for the Fund’s portfolio, the Adviser evaluates an investment based on several factors, which may include credit quality, structure, consistency and durability of income, the potential for price appreciation and opportunities for risk adjusted return over a complete market cycle. The Adviser may sell or dispose of a security or investment if it no longer meets its criteria for credit quality, income generation or price appreciation or is determined to no longer be suitable for the Fund’s portfolio. In addition to helping the Fund identify attractive sectors and assets within those sectors, the Adviser’s investment processes will also inform the Fund’s hedging, financing, and liquidity management strategies.

The Adviser’s investment selection process includes sourcing opportunities (for purchase or sale) in over-the-counter markets, and utilizing an extensive network of market makers and underwriters in the financial community; and identifying potential entry and exit points using the Adviser’s proprietary analysis and investment expertise.

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On an ongoing basis, the Adviser will determine the portion of Fund assets allocated to each credit-related investment based upon the Fund’s investment policies, existing market conditions and asset class-specific circumstances. The Adviser will review the performance of each investment and will evaluate its absolute and relative returns (where the investment’s returns are evaluated against market indices and various peer universes).

Targeted Assets

Reverse Mortgages. The Fund may invest in securities backed by pools of residential home equity conversion mortgages, also known as reverse mortgages.

Directly Originated Loans. The Fund may make direct loans that are secured and unsecured, issued to borrowers that are consumers and commercial entities both within the U.S. and non-U.S. jurisdictions. The Fund may also invest in privately offered funds that make such direct loans.

Corporate Debt and Equity Securities, Credit Linked Notes (“CLN”), and Tranches of CLN. The Fund may invest in corporate debt and equity securities, including distressed debt and equity securities, high yield bonds, syndicated loans, credit linked notes, and tranches of such CLN. In some cases, the Fund invests in corporate debt instruments when the Adviser believes that the current credit ratings overestimate the actual credit risk of the instrument, in the expectation that the credit ratings will be upgraded, creating the opportunity for a favorable disposition and total return. The portfolio of corporate debt and equity securities, CLN, and tranches of CLN may include both U.S. and non-U.S. investments.

CLOs. The Fund may invest in debt and equity tranches of U.S. and non-U.S. CLOs that are primarily backed by corporate syndicated loans issued to primarily U.S. and European corporate entities.

Consumer Loans, Auto Loans, and ABS. The Fund may invest in secondary market purchases of pools of consumer and auto loans, including charged-off loans and distressed loans. In addition, the Fund may invest in ABS backed by consumer loans, auto loans, single-family rental properties, equipment, credit card receivables, or other assets. The consumer loan, auto loan, and ABS portfolio may include both U.S. and non-U.S. investments.

Marketplace Loans. The Fund may invest in debt or loans from marketplace platforms commonly referred to as peer-to-peer (“P2P”) loans. The Fund will only invest through platforms that have committed in writing to provide the Fund with individual loan-level data that the platform updates daily with new information. The Fund’s Custodian will receive evidence that the Fund owns the loans and will have the ability to enforce the loans. The Adviser will conduct initial due diligence and ongoing monitoring of the credit underwriting policies of the originating platforms, which look to a number of borrower-specific factors to determine a borrower’s ability to repay a particular loan, including income, assets, collateral and credit bureau data where available.

RMBS. Residential mortgage-backed securities (“RMBS”) are securities that represent an interest in a pool of residential real estate mortgage loans, home equity conversion mortgage loans (“reverse mortgage”) or similar residential housing-related loans. The Adviser seeks to select RMBS for which the underlying collateral is guaranteed by a U.S. government agency or U.S. government sponsored entity.

Residential Mortgage Loans. The Fund may invest in residential real estate mortgage loans that have not been securitized, including non-performing and re-performing residential mortgage loans, or “residential NPLs and RPLs,” non-QM residential mortgage loans, second lien loans, and home equity lines of credit.

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CMBS, Commercial Mortgage Loans and Other Commercial Real Estate Debt. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans. The Fund may invest in CMBS, as well as commercial loans and other commercial real estate debt, including small balance commercial mortgage loans and bridge loans. The Adviser may originate commercial loans and other commercial real estate debt or purchase such assets in the secondary market. The CMBS, commercial mortgage loan, and other commercial real estate portfolio may include both U.S. and non-U.S. investments.

Other Investment and Hedging Strategies. The Fund may also invest in a wide range of other U.S. and non-U.S. securities, derivatives and financial instruments that provide direct or indirect exposure to income generating assets. These may include, but are not limited to U.S. and non-U.S. positions in:

●	total return swaps on corporate debt indices (including indices of high yield bonds and leveraged loans);
●	options on credit default swaps (“CDS”), CDS indices, or other debt indices;
●	treasury securities (long or short);
●	asset-backed CDS indices (such as CMBX, long or short); and
●	other investment companies that may be registered under the 1940 Act or rely on an exemption from registration (“underlying funds”) that invest in income generating assets.

The Fund may, but is not required to, employ various strategies, utilizing long or short positions in a wide range of instruments, to seek to mitigate market, credit, interest rate, currency, and other risks in the portfolio.

The Fund may also invest up to 20% of its net assets (plus any borrowings for investment purposes) in:

●	equities or warrants;
●	exchange traded funds (“ETFs”), or total return swaps thereon, representing indices of equity securities or equity-related instruments or other indices;
●	interest rate swaps and options, forward currency contracts and interest rate, inflation or deflation related futures (such as Eurodollar and Treasury futures and options);
●	options on equity indices; and
●	underlying funds that invest in investments that are not income generating assets.

Other Information Regarding Investment Strategy. The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy, including in response to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U. S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio managers are subjective.

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The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) may vary (potentially greatly) from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover may result in higher transaction costs and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “U.S. Federal Income Tax Matters” herein.

Given the Fund’s investment strategies, it is not anticipated that a significant portion, if any, of the Fund’s income will be eligible to be designated as qualified dividend income under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters” herein.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces, together with the other information contained in the Prospectus. If any of these risks discussed in this Prospectus occurs, the Fund’s results of operations could be materially and adversely affected. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Alternative Investments Risk. The Fund intends to invest a majority of its assets in “alternative investments,” which include non-traditional income generating assets and smaller segments of the debt markets, also known as niche or esoteric debt products. Alternative investments provide limited liquidity and include, among other things, the risks inherent in investing in securities, futures, commodities and derivatives, using leverage and engaging in short sales. An investment in alternative investment products is speculative, involves substantial risks, and should not constitute a complete investment program.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of a debt instrument by the Fund may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a debt instrument and thereby in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the debt instrument. Default, or the market’s perception that an issuer is likely to default, could reduce the value of a debt instrument, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Market and Geopolitical Risk. The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. Securities and other investments in the Fund’s portfolio may underperform due to inflation (or expectations for inflation), interest rates, global demand for particular products or resources, natural disasters, climate change and climate related events, pandemics, epidemics, terrorism, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years, such as terrorist attacks around the world, natural disasters, social and political discord or debt crises and downgrades, among others, may result in market volatility and may have long term effects on both the U.S. and global financial markets. It is difficult to predict when similar events affecting the U.S. or global financial markets may occur, the effects that such events may have and the duration of those effects. Any such event(s) could have a significant adverse impact on the value and risk profile of the Fund’s portfolio.

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The current novel coronavirus (COVID-19) global pandemic and the aggressive responses taken by many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, as well as the forced or voluntary closure of, or operational changes to, many retail and other businesses, has had negative impacts, and in many cases severe negative impacts, on markets worldwide. It is not known how long such impacts, or any future impacts of other significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may impact your investment. Therefore, the Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns.

Interest Rate Risk. Typically, a rise in interest rates causes a decline in the value of debt securities and loans, and as a result the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities and loans. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default), prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments) and extension risk (the debtor may pay its obligation later than expected, increasing a securities maturity). These risks could affect the value of a particular investment, possibly causing the Fund’s net asset value (“NAV”) and total return to be reduced and fluctuate more than other types of investments.

Insurance Risk.  The Fund does not currently intend to attempt to insure its investments or the collateral supporting its investments. Additionally, many of the Fund’s investments may be associated with loans that may be deemed unsecured obligations of borrowers and not insured by any third party. Should any type of uninsured loss occur, the borrower could lose its investment in, and anticipated profits and cash flows from, the underlying assets to the loans and as a result adversely affect the Fund’s investment performance. Even if assets associated with the Fund’s investments are insured, the insurance could be inadequate and not cover the full amount of any loss incurred. Additionally, insurance can be subject to various complex policy restrictions or limitations, which create difficulties for the insured when seeking payment. Insurance can also be subject to costly deductibles. Insurance providers can potentially fail, causing insured entities to suffer financial loss, delayed pay-outs on policies, and potential litigation that could adversely affect the Fund’s investment performance.

Inadequate Collateral Risk. To the extent a Credit Investment is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Credit Investment. For example, with respect to real estate-related loans, the real property security for the loan may decline in value, which could result in the loan amount being greater than the property value and therefore increase the likelihood of borrower default. In addition, if it becomes necessary to recover and liquidate any collateral with respect to a secured Credit Investment, it may be difficult to sell such collateral and there will likely be associated costs that would reduce the amount of funds otherwise available to offset the payments due under the loan. An investment may represent an indirect ownership or lien on collateral that may have no value. As a result, any investment product with collateral may be unsecured. The value of the collateral may, at any point, be worth less than the value of the original investment.

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It is possible that the same collateral could secure multiple obligations of a borrower or obligor. To the extent that collateral secures more than one obligation, the liquidation proceeds of such collateral may not be sufficient to fully cover all such loans.

Collateral Liquidation Risk. Collateral on loan instruments may consist of assets that may not be readily liquidated, and there can be no guarantee that the collateral can be liquidated and any costs associated with such liquidation could reduce or eliminate the amount of funds otherwise available to offset the payments due under the loan. The Fund’s access to collateral may be limited by bankruptcy or other insolvency laws, and these laws may be less developed and more cumbersome with respect to the Fund’s non-U.S. investments. Additionally, collateral might be subject to price volatility, making it difficult to predict liquidation proceeds. The value of collateral securing a loan may also decline over time and may become insufficient. It is also possible that the same collateral could secure multiple loans, in which case the liquidation proceeds of the collateral may be insufficient to cover the payments due on all the loans secured by that collateral.

Direct Lending/Origination Risk. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt. The Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

A portion of the Fund’s investments may be directly originated. The Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. The Fund may originate or acquire certain investments with the expectation that the loan will make payments in kind or default and borrowers will forfeit assets and the Fund may collect amendment fees.

Failure or Inability to Perfect a Security Interest Risk. In the event that a borrower becomes bankrupt or insolvent, the Fund may expect priority over other creditors based on a perfected security interest. The failure to perfect a security interest due to faulty documentation or faulty official filings could lead to the invalidation of the Fund’s security interest in loan collateral. If the Fund’s security interest in loan collateral is invalidated or the loan is subordinated to other debt of a borrower in bankruptcy or other proceedings, the Fund would have substantially lower recovery, and perhaps no recovery, on the full amount of the principal and interest due on the loan.

Foreign Investment Risk. Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards. Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries. The Fund considers an emerging market country to be a country represented in the MSCI Emerging Markets Index or having per capita income in the low to middle ranges, as defined by the World Bank.

Emerging Markets Securities Risk. The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets or in emerging financial product markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries and developed financial markets. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

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Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Currency Risk. The Fund is exposed to risk that the exchange rate of its currency relative to other stores of value, such as foreign currencies, commodities, or currency alternatives, may change in a manner that has an adverse effect on the purchasing power, the fair value or the future cash flows of the Fund’s financial assets or financial liabilities denominated in the U.S. dollar. Monetary debasement and or inflation pose serious risks to investors.

Foreign Currency Risk. Investments held by the Fund and denominated in foreign currencies subject the Fund to foreign currency risk arising from fluctuations in exchange rates between such foreign currencies and the U.S. dollar. While the Adviser currently attempts to hedge the Fund’s foreign currency exposure, the Fund may not always choose to hedge such exposure, or may not be able to hedge such exposure. To the extent that the Fund is exposed to foreign currency risk, changes in exchange rates of such foreign currencies to the U.S. dollar may adversely affect the Fund, and its ability to pay dividends to its shareholders. Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries.

REIT Risk. REIT and other real estate company securities are subject to risks similar to those of direct investments in real estate and the real estate industry in general, including, among other risks: general and local economic conditions; changes in interest rates; declines in property values; defaults by mortgagors or other borrowers and tenants; increases in property taxes and other operating expenses; overbuilding in their sector of the real estate market; fluctuations in rental income; lack of availability of mortgage funds or financing; extended vacancies of properties, especially during economic downturns; changes in tax and regulatory requirements; losses due to environmental liabilities; or casualty or condemnation losses. REITs also are dependent upon the skills of their managers and are subject to heavy cash flow dependency or self-liquidation. Regardless of where a REIT is organized or traded, its performance may be affected significantly by events in the region where its properties are located. The value of REIT common shares may decline when interest rates rise. During periods of high interest rates, REITs and other real estate companies may lose appeal for investors who may be able to obtain higher yields from other income-producing investments. High interest rates may also mean that financing for property purchases and improvements is more costly and difficult to obtain.

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Geographic Focus Risk. The Fund may seek to build a geographically diverse portfolio, with assets currently focused primarily in the United States of America and Europe. The Fund is not subject to any geographic restrictions when investing and, therefore, could focus its investments in a particular geographic region, whether in the U.S. or abroad. A geographic focus in a particular region may expose the Fund to an increased risk of loss due to risks associated with that region. Certain regions from time to time will experience weaker economic conditions than others and, consequently, will likely experience higher rates of delinquency and loss than on similar investments across the geographic regions to which the Fund is exposed. In the event that a significant portion of the Fund’s investments relate to loans owed by borrowers resident or operating in certain specific geographic regions, any localized economic conditions, weather events, natural or man-made disasters or other factors affecting those regions in particular could increase delinquency and defaults on the assets to which the Fund is exposed and could negatively impact Fund performance. Further, any focus of the Fund’s investments in one or more regions would have a disproportionate effect on the Fund if governmental authorities in any such region took action against any of the participants in the alternative lending industry doing business in that region.

Investment Liquidity Risk. Investment liquidity risk exists when particular investments of the Fund would be difficult to sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices. Investment vehicles, such as the Fund, with principal investment strategies that involve securities of companies with smaller market capitalizations, illiquid securities, or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. Most of the Fund’s loan assets are not liquid. This includes, without limitation, the Fund’s investments in syndicated loans, private placements, residential and commercial mortgage loans, consumer loans, commercial loans, private placements, marketplace loans and collateralized loans. Many of the Fund’s securities, including its investments in RMBS, CMBS, ABS, CLNs, high yield bonds, private funds, derivatives, foreign investments and CLOs may also be illiquid. As a result, the Fund may have difficulty selling many of its investments in all of these, and other, sectors. The lack of a liquid market for the Fund’s illiquid investments could decrease the Fund’s NAV. There may be a market for the Fund’s assets or collateral underlying those assets that ceases to function or is not a reliable source of liquidity.

Private Markets Risk. The securities and private funds in which the Fund, directly or indirectly, may invest include privately issued securities of both public and private companies. Private securities have additional risk considerations than investments in comparable public investments. Whenever the Fund invests in companies that do not publicly report financial and other material information, it assumes a greater degree of investment risk and reliance upon the Adviser’s ability to obtain and evaluate applicable information concerning such companies’ creditworthiness and other investment considerations. Certain private securities may be illiquid. Because there is often no readily available trading market for private securities, the Fund may not be able to readily dispose of such investments at prices that approximate those at which the Fund could sell them if they were more widely traded. Private securities that are debt securities generally are of below-investment grade quality, frequently are unrated and present many of the same risks as investing in below-investment grade public debt securities. Investing in private debt instruments is a highly specialized investment practice that depends more heavily on independent credit analysis than investments in other types of obligations. The lack of a liquid market for private investments could decrease the Fund’s NAV.

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Unregulated and Opaque Markets Risk. The Fund may invest in certain derivative instruments that are negotiated on an individual basis and are not standardized or traded on exchanges, or other securities traded on unregulated markets. These unregulated markets can experience lengthy periods of illiquidity, unusually high trading volume and other negative impacts, such as political intervention, which may result in volatility or disruptions in such markets. Many times, these markets are also opaque and lack any centralized recording of information, which creates unique challenges in performing due diligence on investment opportunities and assessing the pricing of securities. These markets are also influenced by interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. Regulation in these markets, however, could limit or prevent the Fund’s ability to utilize certain derivative instruments such as swap agreements, and realize amounts received under those agreements, which could negatively affect the Fund.

Volatile Markets Risk. Markets experience periods of disruption and instability from time to time. The prices of the Fund’s investments, and therefore the NAV of the Fund, can be highly volatile. Price movements of forward contracts, futures contracts and other derivative contracts in which the Fund may invest are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments and interest rate-related futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Moreover, since internationally there may be less government supervision and regulation of worldwide stock exchanges and clearinghouses than in the U.S., the Fund also is subject to the risk of the failure of the exchanges on which its positions trade or of its clearinghouses, and there may be a higher risk of financial irregularities and/or lack of appropriate risk monitoring and controls.

Additionally, the market value of the alternative lending-related securities to which the Fund has exposure may increase or decrease, sometimes rapidly and unpredictably, based upon changes in an issuer’s financial condition and/or overall market and economic conditions. Because many of the Fund’s investments may be illiquid and/or below investment grade (or unrated, but of a similar quality; debt securities that are below investment grade are commonly called “junk bonds”), the Fund may be subject to increased volatility risk. In addition, the Fund’s use of leverage increases the volatility of the Fund’s value.

Political and Economic Crisis Risk. The Fund may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which they invest or operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Fund’s control and could adversely affect the liquidity and value of its investments, and may reduce the ability of the Fund to make attractive new investments.

In particular, economic and financial market conditions began to significantly deteriorate in 2008. Global financial markets experienced considerable declines in the valuations of debt and equity securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, undertook unprecedented intervention programs, the long-term effects of which remain uncertain. The U.S. economy has experienced and continues to experience relatively high levels of unemployment and constrained lending. The Fund’s investment strategy and the availability of opportunities relies in part on the continuation of certain trends and conditions observed in the market for debt securities and the larger financial markets and, in some cases, on the improvement of such conditions. Although certain financial markets have shown some recent signs of improvement, to the extent economic conditions experienced over the last several years continue, they may adversely impact the investments of the Fund. Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Fund’s investment adviser will prove correct, and actual events and circumstances may vary significantly.

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Issuer and Non-Diversification Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund’s performance may be more sensitive to any single economic, business, legal, political or regulatory occurrence than the value of shares of a diversified investment company. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Management Risk. The NAV of the Fund changes daily based on the performance of its investments and other factors. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset class and/or investments in which the Fund invests may prove to be incorrect and may not produce the desired results. The Adviser relies on analytical models (both proprietary and third-party models) as well as information and data supplied by third parties. These models and data may be used to value assets or potential asset acquisitions and dispositions and also in connection with the Fund’s asset management activities. If the Adviser’s models and data prove to be incorrect, misleading, or incomplete, any decisions made in reliance thereon could expose the Fund to potential risks. The Adviser's models and data may induce it to purchase certain assets at prices that are too high, to sell certain other assets at prices that are too low, or to miss favorable opportunities altogether. Similarly, any hedging activities that are based on faulty models and data may prove to be unsuccessful.

Some of the risks of relying on analytical models and third-party data include the following:

●	collateral cash flows and/or liability structures may be incorrectly modeled in all or only certain scenarios, or may be modeled based on simplifying assumptions that lead to errors;

●	information about assets or the underlying collateral may be incorrect, incomplete, or misleading;

●	asset, collateral or historical performance (such as historical prepayments, defaults, cash flows, etc.) may be incorrectly reported, or subject to interpretation (e.g., different MBS issuers may report delinquency statistics based on different definitions of what constitutes a delinquent loan); and

●	asset, collateral or securities related information may be outdated, in which case the models may contain incorrect assumptions as to what has occurred since the date information was last updated.

Some models, such as prepayment models or default models, may be predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to potential losses. In addition, the predictive models used by the Adviser may differ substantially from those models used by other market participants, with the result that valuations based on these predictive models may be substantially higher or lower for certain assets than actual market prices. Furthermore, because predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data, and, in the case of predicting performance in scenarios with little or no historical precedent (such as extreme broad-based declines in home prices, or deep economic recessions or depressions), such models must employ greater degrees of extrapolation and are therefore more speculative and of more limited reliability.

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All valuation models rely on correct market data inputs. If incorrect market data is entered into even a well-founded valuation model, the resulting valuations will be incorrect. However, even if market data is input correctly, "model prices" will often differ substantially from market prices, especially for securities with complex characteristics or whose values are particularly sensitive to various factors. If the Adviser’s data inputs are incorrect or model prices differ substantially from market prices, the Fund could be materially adversely affected. See also “Valuation Risk.”

Active Trading Risks. The Fund is actively managed and may purchase and sell investments without regard to the length of time held. Active trading may have a negative impact on performance by increasing brokerage and other transaction costs and may generate greater amounts of net short-term capital gains, which, for taxable accounts, would be subject to tax at ordinary income tax rates. The Fund will invest and trade in a variety of different securities, and utilize a variety of investment instruments and techniques. Each security and each instrument and technique involves the risk of loss of capital. While the Adviser will attempt to moderate these risks, there can be no assurance that the Fund’s investment activities will be successful or that the Shareholders will not suffer losses.

Leveraging Risk. The use of leverage, such as borrowing money or issuing shares of preferred stock to purchase securities, by the Fund will magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may depress the returns of the Fund.

Under the provisions of the 1940 Act, we will be permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, we will be permitted to issue additional shares of preferred stock so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred stock, is at least 200% after each issuance of such preferred stock. If the value of our assets declines, we may be unable to satisfy these tests. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness or redeem outstanding shares of preferred stock, in each case at a time when doing so may be disadvantageous. Also, any amounts that we use to service our indebtedness or preferred dividends would not be available for distributions to our common stockholders. Furthermore, as a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred stock, the preferred stock would rank “senior” to common stock in our capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of our common stockholders, and the issuance of shares of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in your best interest.

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Holders of any preferred stock we might issue would have the right to elect members of our Board and class voting rights on certain matters. Holders of any preferred stock we might issue, voting separately as a single class, would have the right to elect two members of our Board at all times and, in the event dividends become two full years in arrears, would have the right to elect a majority of the Board until such arrearage is completely eliminated. In addition, preferred stockholders have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion to open-end status, and accordingly can veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common shares and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies or the terms of our credit facilities, might impair our ability to maintain our qualification as a RIC for federal income tax purposes. While we would intend to redeem our preferred stock to the extent necessary to enable us to distribute our income as required to maintain our qualification as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.

Valuation Risk. Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for loans or other non-exchange traded instruments. Due to the lack of centralized information and trading, the valuation of loans and other non-exchange traded instruments carries more risk than that of publicly traded common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value instruments differently than the Fund. As a result, the Fund may be subject to the risk that when a non-exchange traded instrument is sold in the market, the amount received by the Fund is less than the value that such security is carried at on the Fund’s books.

The values of some of the assets in the Fund’s portfolio are not readily determinable. The Adviser values these assets at fair value, as determined in good faith by the Adviser, subject to the oversight of the Board. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Adviser's determinations of fair value may differ from the values that would have been used if a ready market for these assets existed or from the prices at which trades occur. Furthermore, the Adviser may not obtain third-party valuations for all of the Fund’s assets. Changes in the fair value of the Fund’s assets directly impact the Fund’s net income and the Fund’s NAV through recording unrealized appreciation or depreciation of its investments and derivative instruments, and so the Adviser’s determination of fair value has a material impact on the Fund’s net income and the Fund’s NAV.

While in many cases the Adviser 's determination of the fair value of the Fund’s assets is based on valuations provided by third-party dealers and pricing services, the Adviser can and does value assets based upon its judgment and such valuations may differ from those provided by third-party dealers and pricing services. Valuations of certain assets are often difficult to obtain or are unreliable. In general, dealers and pricing services heavily disclaim their valuations. Additionally, dealers may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability for any direct, incidental, or consequential damages arising out of any inaccuracy or incompleteness in valuations, including any act of negligence or breach of any warranty. Depending on the complexity and illiquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another. Higher valuations of the Fund’s assets have the effect of increasing the amount of management fees the Fund pays to the Adviser. Therefore, conflicts of interest exist because the Adviser is involved in the determination of the fair value of the Fund’s assets.

The prices provided by a pricing service or independent dealers or the fair value determinations made by the valuation committee of the Board of Trustees may be different from the prices used by other funds or from the prices at which securities are actually bought and sold. The prices of certain securities provided by pricing services may be subject to frequent and significant change, and will vary depending on the information that is available. Pricing services that value fixed-income securities generally utilize a range of market-based and security specific inputs and assumptions, as well as considerations about general market conditions, to establish a price. Investments may transact in a negotiated manner via appointment, auction, offer or bid wanted in competition. Transaction price and valuation may vary positively or negatively by position size, asset type, investment holding period constraints and modeled cash flow assumptions. The Fund’s ability to value its investments may also be impacted by technological issues and/or errors by pricing services or other third-party service providers. Pricing services generally value debt securities assuming orderly transactions of an institutional size, but such securities may be held or transactions may be conducted in such securities in smaller sizes. Investment size can influence price in negotiated markets and result in the same security having a wide range of prices. Standalone smaller investment positions often trade at lower prices than larger institutional positions.

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The Fund’s investments in certain fixed-income instruments purchased in smaller sized transactions may contribute positively to the Fund’s performance. As Fund asset levels increase, similar smaller sized transactions, if any, may not have the same relative impact on the Fund’s performance and are not anticipated to have the same relative impact on the Fund’s future performance.

Service Provider Risk.  The Fund will rely on service providers selected by the Adviser, third party originators or by borrowers to store, transfer, buy, sell, liquidate, value, record or otherwise service assets. To the extent that a service provider, third-party loan originator or the technology deployed by a service provider or originator fails to perform these tasks, the Fund’s investments may be adversely affected. These risks could affect the value of a particular investment, including the possible loss of the entire invested amount. An investment may represent an indirect ownership, or lien on collateral which may have no value. As a result, any investment product with collateral may be unsecured. The value of the collateral may at any point be worth less than the value of the original investment.

Limited History of Operations Risk. The Fund is a recently organized closed-end investment company with limited history of operations. It is designed for long-term investors and not as a trading vehicle. If the Fund operates under inopportune market or economic conditions, it may not be able to achieve its investment objective. If the Fund fails to achieve its desired size and the Expense Limitation Agreement is not renewed, expenses will be higher than expected. In addition, it may be difficult to implement the Fund’s strategy unless the Fund raises a meaningful amount of assets.

New Adviser Risk. The Adviser is newly registered and has not previously managed an interval fund. Accordingly, investors in the Fund bear the risk that the Adviser’s inexperience may limit its effectiveness.

Portfolio Turnover Risk. The Fund may sell securities without regard to the length of time they have been held to take advantage of new investment opportunities, when the Adviser feels either the securities no longer meet its investment criteria or the potential for capital appreciation has lessened, or for other reasons. The Fund’s portfolio turnover rate may vary from year to year. A high portfolio turnover rate (100% or more) increases the Fund’s transaction costs (including brokerage commissions and dealer costs), which would adversely impact the Fund’s performance. Higher portfolio turnover may result in the realization of more short-term capital gains than if the Fund had lower portfolio turnover. The turnover rate will not be a limiting factor, however, if the Adviser considers portfolio changes appropriate.

Limited Liquidity of Fund Shares Risk. The Fund is a closed-end investment company structured as an interval fund and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

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Distribution Policy Risk. All or a portion of a distribution from the Fund may consist of a return of capital, as opposed to representing a distribution of income generated by the Fund. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares.

Qualified Dividend Income Risk. Given the Fund’s investment strategies, it is not anticipated that a significant portion, if any, of the Fund’s income will be eligible to be designated as qualified dividend income under the Internal Revenue Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income.

Repurchase Policy Risk. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio investments. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money or use proceeds from the issuance of shares of preferred stock to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of investments to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase by the Fund of a shareholder’s shares may be a taxable event to such shareholder.

Cybersecurity Risk. The Fund and its service providers may be prone to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. Breaches in cyber security include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber-attacks. Cyber security breaches affecting the Fund, the Adviser, the Custodian, the Transfer Agent, intermediaries and other third-party service providers may adversely impact the Fund. For instance, cyber security breaches may interfere with the processing of shareholder transactions, impact the Fund’s ability to calculate its NAVs, cause the release of private shareholder information or confidential business information, impede trading, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. The Fund may also incur additional costs for cybersecurity risk management purposes. Similar types of cyber security risks are also present for issuers of securities in which the Fund may invest, which could result in material adverse consequences for such issuers and may cause the Fund’s investment in such companies to lose value.

Unsecured Credit Investments Risk. The Fund may invest in income generating assets that are unsecured. Unsecured loans, participations or debt generally are subject to similar risks as those associated with investments in senior loans. In addition, because unsecured loans, participations or debt may be subordinated in payment and/or lower in lien priority to senior loans, they are subject to additional risk that the cash flow of the borrower may be insufficient to meet scheduled payments. Unsecured subordinated loans, participations or debt may have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in subordinated unsecured loans or debt which would create greater credit risk exposure. Unsecured loans or debt of below investment grade quality share risks similar to those associated with investments in other below investment grade securities and obligations.

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"Covenant-Lite" Obligations Risk. The Fund may invest in, or obtain exposure to, debt securities that may be "covenant-lite," which means such obligations lack, or possess fewer, financial covenants that protect lenders. Covenant-lite agreements feature incurrence covenants, as opposed to the more restrictive maintenance covenants. Under a maintenance covenant, the borrower would need to meet regular, specific financial tests, while under an incurrence covenant, the borrower only would be required to comply with the financial tests at the time it takes certain actions (e.g., issuing additional debt, paying a dividend, making an acquisition). A covenant-lite obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.

Accounts Receivable Risk. The Fund may invest in income generating assets secured by receivables, such as credit card receivables and automobile receivables. Credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. If the economy of the United States deteriorates, defaults on securities backed by credit card, automobile and other receivables may increase. In addition, these securities may provide the Fund with a less effective security interest in the related collateral than do mortgage-related securities. Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on these securities.

Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have an effective security interest in all of the obligations backing such receivables. In recent years, certain automobile manufacturers have been granted access to emergency loans from the U.S. Government and have experienced bankruptcy. As a result of these events, the value of securities backed by receivables from the sale or lease of automobiles may be adversely affected.

Investments in Middle Market Companies Risk. Investments in private middle market companies involves a number of significant risks. While middle market companies may have potential for growth, they often involve higher risks than larger or public companies. Middle market companies have more limited financial resources than larger or public companies and may be unable to meet their obligations under their debt obligations that the Fund holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained. Middle market companies also typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Generally, little public information exists about these companies, and the Fund will rely on the ability of the Adviser’s investment professionals to obtain adequate information to evaluate the potential returns and risks from investing in these companies. If the Adviser is unable to uncover all material information about these companies, the Adviser may not make a fully informed investment decision, and the Fund may lose money. Additionally, middle market companies are more likely to depend on the management talents and efforts of a small group of persons. Therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on one or more of the portfolio companies that the Fund invests in and, in turn, on the Fund. Middle market companies also may be parties to litigation and may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence.

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Asset-Backed and Mortgage-Backed Security Risk. Prepayment risk is associated with mortgage-backed and asset-backed securities. If interest rates fall, the underlying debt may be repaid ahead of schedule, reducing the value of the Fund’s investments. If interest rates rise, there may be fewer prepayments, which would cause the average bond maturity to rise, increasing the potential for the Fund to lose money. The value of these securities may be significantly affected by changes in interest rates, the market’s perception of issuers, and the creditworthiness of the parties involved. The ability of the Fund to successfully utilize these instruments may depend on the ability of the Fund’s Adviser to forecast interest rates and other economic factors correctly. These securities may have a structure that makes their reaction to interest rate changes and other factors difficult to predict, making their value highly volatile. Certain mortgage-backed securities may be secured by pools of mortgages on single-family properties, multi-family properties, and/or commercial properties. Similarly, asset-backed securities may be secured by pools of loans, such as student loans, automobile loans and credit card receivables. The credit risk on such securities is affected by homeowners or borrowers defaulting on their loans. The values of assets underlying mortgage-backed and asset-backed securities may decline and, therefore, may not be adequate to cover underlying investors. Mortgage-backed securities and other securities issued by participants in housing and commercial real estate finance, as well as other real estate-related markets experienced extraordinary weakness and volatility in the aftermath of the 2007-2008 financial crisis. Possible legislation in the area of residential mortgages, credit cards and other loans that may collateralize the securities in which the Fund may invest could negatively impact the value of the Fund’s investments. To the extent the Fund focuses its investments in particular types of mortgage-backed or asset-backed securities, the Fund may be more susceptible to risk factors affecting such types of securities. Certain ABS and MBS that the Fund acquires are subordinated in cash flow priority to other more “senior” securities of the same securitization. The exposure to defaults on the underlying mortgages is severely magnified in subordinated securities. Certain subordinated securities (“first loss securities”) absorb all losses from default before any other class of securities is at risk. Such securities therefore are considered to be highly speculative investments.

Derivatives Risk. The use of derivative instruments may expose the Fund to additional risks that it would not be subject to if it invested directly in the securities or other instruments underlying those derivatives, including the high degree of leverage often embedded in such instruments, and potential material and prolonged deviations between the theoretical value and realizable value of a derivative. When used as hedging instruments, derivatives subject the Fund to the risk that there will be an imperfect correlation between the value of the derivative and the positions of the Fund being hedged by the derivative. Some derivatives have the potential for unlimited loss, regardless of the size of the Fund's initial investment. Derivatives may be illiquid and may be more volatile than other types of investments. The Fund may buy or sell derivatives not traded on an exchange and which may be subject to heightened liquidity and valuation risk. There may not be a liquid secondary market for the derivative instruments traded by the Fund. Derivative investments can increase portfolio turnover and transaction costs. Derivatives also are subject to counterparty risk. As a result, the Fund may obtain no recovery of its investment or may only obtain a limited recovery, and any recovery may be delayed. Not all derivative transactions require a counterparty to post collateral, which may expose the Fund to greater losses in the event of a default by a counterparty. The Fund’s use of derivatives is also subject to the following additional risks:

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●	Counterparty Risk. The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, custodians, servicers, special purpose vehicles (“SPVs”), brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. To the extent that the Fund has posted margin or has other amounts held by a counterparty that becomes insolvent, the Fund may be deemed to be an unsecured creditor of the counterparty and would need to pursue its claim in bankruptcy or liquidation proceedings. Amounts for any such claims may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

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Swap Agreements. A swap is an agreement between two parties to exchange a sequence of cash flows (or other assets) for a set period of time. Swaps can involve greater risks than a direct investment in an underlying asset because swaps typically include a certain amount of embedded leverage and, as such, are subject to leveraging risk. If swaps are used as a hedging strategy, the Fund is subject to the risk that the hedging strategy may not eliminate the risk that it is intended to offset, due to, among other reasons, the occurrence of unexpected price movements or the non-occurrence of expected price movements. Swaps also may be difficult to value. Total return swaps and credit default swaps are subject to counterparty risk, credit risk and liquidity risk. In addition, total return swaps are subject to market risk and credit default swaps are subject to the risks associated with the purchase and sale of credit protection. With respect to a credit default swap, if the Fund is selling credit protection, there is a risk that a credit event will occur and that the Fund will have to pay the counterparty. In addition to the credit risk of the issuer, payments on the credit linked notes may be subject to the credit risk of the referenced entity. Credit events may occur even if the issuer does not suffer any loss. Furthermore, credit events may lead to the determination of a successor altering the risk exposure. The reference entity may change as a result of the determination of a successor reference or sovereign succession events. Investors will not have a claim against the reference entity or in respect of any reference obligations. Additionally, the Fund is exposed to many of the same risks of leverage described herein since if an event of default occurs, the seller must pay the buyer the full notional value of the reference obligation. See "Risk Considerations—Leverage Risk." There is also the risk that the transaction may be closed out at a time when the credit quality of the underlying investment has deteriorated, in which case the Fund may need to make an early termination payment. The protection buyer in a credit default swap may be obligated to pay the protection seller an upfront payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If the Fund is buying credit protection, there is the risk that no credit event will occur and the Fund will receive no benefit (other than any hedging benefit) for the premium paid. There is also the risk that the transaction may be closed out at a time when the credit quality of the underlying investment has improved, in which case the Fund may need to make an early termination payment. If a credit event were to occur, the value of any deliverable obligation received by the seller (if any), coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. There is a risk that based on movements of interest rates, the payments made under a swap agreement will be greater than the payments received.

●	Regulation as a Commodity Pool. The Adviser, on behalf of the Fund, has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” (“CPO”) with the U.S. Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association (“NFA”), which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Fund is not subject to regulation as a commodity pool under the Commodity Exchange Act (the “CEA”). As a result, the Adviser is not a CPO with respect to the Fund. The Fund reserves the right to elect to rely on other applicable exemptions under CEA rules, which may increase the Fund’s regulatory compliance obligations and expenses. In the event the Fund or the Adviser fails to qualify for the exclusion and is required to register as a CPO, the Fund may become subject to additional disclosure, recordkeeping and reporting requirements, which may increase the Fund's regulatory compliance obligations and expenses.

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Equity Risk. Corporate equity securities are susceptible to general stock market fluctuations and to volatile increases and decreases in value. The equity securities held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors affecting securities markets generally, the equity securities of a particular sector, or a particular company. Investments held by the Fund in companies with small market capitalizations are subject to unique risks. The earnings and prospects of small sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Small sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.

Subordinated and Lower-Rated Investments Risk. A substantial portion of the debt securities that the Fund acquires may be deemed by rating agencies to have substantial vulnerability to default in payment of interest and/or principal. Other securities or other investments the Fund acquires have the lowest quality ratings or are unrated. Many securities that the Fund acquires are subordinated in cash flow priority to other more "senior" securities of the same securitization. The exposure to defaults on the underlying collateral is severely magnified in subordinated securities or other investments. Certain subordinated securities or other investments ("first loss investments") absorb all losses from default before any other class of securities or other investments is at risk. Such securities or other investments therefore are considered to be highly speculative investments. Also, the risk of declining collateral values, in particular, is amplified in subordinated tranches, as are the risks associated with possible changes in the market's perception of the entity issuing or guaranteeing them, or by changes in government regulations and tax policies. Accordingly, the subordinated and lower-rated (or unrated) securities or other investments in which the Fund invests may experience significant price and performance volatility relative to more senior or higher-rated securities or other investments, and they are subject to greater risk of loss than more senior or higher-rated securities or other investments which, if realized, could materially adversely affect the Fund’s financial condition and results of operations.

Digital Records-Related Risks.  The financial products in which the Fund may invest, either directly or indirectly through a private fund, may consist of securities, loans or participations that are recorded digitally, provide indirect exposure to or are secured by assets whose ownership is recorded digitally on a distributed ledger. The use of technology to digitally record securities or loan collateral, such as a distributed ledger, presents certain risks, which are summarized below. The technology utilized may be new and developing. To the extent that securities are recorded digitally, the public digital record may be duplicative in nature and not represent the final binding ledger of ownership. It may be subject to risks associated with conflicting intellectual property claims. Competing platforms, networks and technologies maybe be developed such that consumers and/or investors use an alternative system or protocol. Users may be subject to possible cybersecurity risk and risk related to adherence to cryptography requirements, such as theft, loss or destruction of passwords or private keys. Technology regulations are continuing to be developed and therefore may be inconsistent, absent or deficient, such as those pertaining to distributed ledger technology. As such the Fund may be subject to various extensive and complex regulatory regimes. Regulatory changes or actions may restrict the use of a particular technology or platform. The technology systems on which these assets are recorded, stored, transferred, or traded may be dependent on internet infrastructure and susceptible to system failures, security risks and rapid technological change. Changes in the network protocol, including software upgrades, or forks could result in total loss of asset value or record of title ownership. “Forks” generally refer to changes to the way in which a distributed ledger is constructed. The lack of a liquid market for digitally recorded assets could decrease the Fund’s NAV in the event that it needs to liquidate collateral or sell an investment.

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•	Protocol Risk. The further development of a distributed ledger network, such as the Bitcoin and Ethereum network(s), is part of a new and rapidly changing industry, is subject to a variety of factors that are difficult to evaluate. For example, these networks face significant obstacles to increasing their usage without resulting in higher fees or slower transaction settlement times, and attempts to increase the volume of transactions may not be effective. The slowing, stopping or reversing of the development or acceptance of the network may adversely affect the price of the network’s unit of account and any associated financial products, such as futures contracts, and therefore an investment in the Fund’s NAV.

•	FinTech Platform Risk. FinTech Platforms may be adversely affected by changes in technology developments, cybersecurity attacks and increased regulatory oversight. FinTech Platforms may face competition from more established financial institutions.

CLO Risk. CLOs are securities backed by an underlying portfolio of loan obligations. CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CLO securities as a class. Investments in CLO securities may be riskier and less transparent than direct investments in the underlying loans and debt obligations. The risks of investing in CLOs depend largely on the tranche invested in and the type of the underlying loans in the tranche of the CLO in which the Fund invests. The tranches in a CLO vary substantially in their risk profile, and debt tranches are more senior than equity tranches. The senior tranches are relatively safer because they have first priority on the collateral in the event of default. As a result, the senior tranches of a CLO generally have a higher credit rating and offer lower coupon rates than the junior tranches, which offer higher coupon rates to compensate for their higher default risk. The CLOs in which the Fund may invest may incur, or may have already incurred, debt that is senior to the Fund’s investment. CLOs also carry risks including, but not limited to, interest rate risk and credit risk. Investments in CLOs may be subject to certain tax provisions that could result in the Fund incurring tax or recognizing income prior to receiving cash distributions related to such income. CLOs that fail to comply with certain U.S. tax disclosure requirements may be subject to withholding requirements that could adversely affect cash flows and investment results. Any unrealized losses the Fund experiences with respect to its CLO investments may be an indication of future realized losses. Equity tranches are unrated and equity investors receive no principal payments, if any, until all debt obligations are paid.

CLN Risk. A CLN is a form of collateralized credit derivative. The asset class is also referred to as Regulatory Capital Relief and Significant Risk Transfer. It is structured as a note issued by a bankruptcy-remote issuer, with an embedded credit default swap allowing the issuer to transfer a specific credit risk, such as default or failure to pay, to investors. In the case of a default on a reference obligation within the portfolio, the investors receive a recovery rate. The note may have a stated maturity and coupon, which may be fixed or floating and make payments on a monthly, quarterly or semiannual basis. A CLN is non-principal protected. Investors’ capital is 100% at risk and investors may lose all of their initial investment. The issuer is not obligated to repay the debt if a specified event occurs. The reference portfolios may be subject to replenishments, which may materially change the characteristics of the portfolio subject to concentration limitations. In addition to the credit risk of the reference portfolio, payments on the credit linked notes are subject to the credit risk of the referenced entity. In the case of a default, the special purpose entity or trust may pay par minus the recovery rate.

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RMBS Risk. RMBS are materially affected by conditions in the residential mortgage market, the residential real estate market, the financial markets and the economy generally. Concerns about the residential mortgage market and a declining real estate market, as well as inflation, energy costs, geopolitical issues and the availability and cost of credit, have in the past contributed, and could in the future contribute, to increased volatility and diminished expectations for the economy and financial markets. In particular, the residential mortgage markets have experienced a variety of difficulties and challenging economic conditions in the past, including defaults, credit losses, and liquidity concerns. Certain commercial banks, investment banks, and insurance companies incurred extensive losses from exposure to the residential mortgage market as a result of these difficulties and conditions. These factors have impacted investor perception of the risks associated with RMBS, other real estate-related securities and various other asset classes in which the Fund may invest. As a result, values for RMBS, other real estate-related securities and various other asset classes in which the Fund may invest have experienced, and may in the future experience, significant volatility. Certain RMBS that the Fund acquires are subordinated in cash flow priority to other more "senior" securities of the same securitization. The exposure to defaults on the underlying mortgages is severely magnified in subordinated securities. Certain subordinated securities ("first loss securities") absorb all losses from default before any other class of securities is at risk. Such securities therefore are considered to be highly speculative investments. Also, the risk of declining real estate values, in particular, is amplified in subordinated RMBS, as are the risks associated with possible changes in the market's perception of the entity issuing or guaranteeing them, or by changes in government regulations and tax policies.

The principal and interest on certain RMBS, unlike those on agency RMBS, may not be guaranteed by government-sponsored entities such as Fannie Mae and Freddie Mac or, in the case of Ginnie Mae, the U.S. government. These types of RMBS are subject to many of the risks of the respective underlying mortgage loans. Residential mortgage loans are typically secured by single-family residential property and are subject to risks of delinquency and foreclosure and risks of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, acts of God, terrorism, social unrest and civil disturbances, may impair borrowers’ abilities to repay their mortgage loans.

Residential Mortgage Loan Risk. Residential mortgage loans, including residential NPLs, are subject to increased risks of loss. Unlike agency RMBS, residential mortgage loans generally are not guaranteed by the U.S. government or any government sponsored entity, though in some cases they may benefit from private mortgage insurance. Additionally, by directly acquiring residential mortgage loans, the Fund does not receive the structural credit enhancements that benefit senior tranches of RMBS. A residential mortgage loan is directly exposed to losses resulting from default. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower and the priority and enforceability of the lien will significantly impact the value of such mortgage. In the event of a foreclosure, the Fund may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover the Fund’s cost basis in the loan, and any costs or delays involved in the foreclosure or liquidation process may increase losses. Residential mortgage loans are also subject to property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies, or “special hazard risk,” and to reduction in a borrower’s mortgage debt by a bankruptcy court, or “bankruptcy risk.”

Consumer and Auto Loan Risk. The Fund may invest in consumer loans (or ABS backed by consumer loans), including debt consolidation loans, home improvement loans, personal loans, residential real estate investments, credit cards, and automobile loans. The performance of such investments will be affected by general economic conditions. Changes in economic conditions have adversely affected the performance and market value of such investments. Consumer loans are susceptible to prepayment risks. Prepayments on the loans will be influenced by the prepayment provisions of the loans and may also be affected by a variety of economic, geographic and other factors, including changes in interest rates and the availability of alternative financings. Certain consumer loans, such as auto loans and student loans, generally will not contain prepayment penalties. A reduction in interest rates may increase prepayments on consumer loans, which would result in a reduction in yield to maturity for holders of such loans if purchased at a premium. An increase in interest rates or other factors may slow prepayments which would result in a reduction in yield to maturity for holders of such consumer loans if purchased at a discount. Consumer loans are susceptible to default risks. Unsecured consumer loans are not secured by any collateral of the borrowers. The repayment of unsecured consumer loans is dependent upon the ability and willingness of the borrowers to repay; if the borrower defaults on an unsecured consumer loan, only net amounts, if any, recovered through collection efforts will be available with respect to that loan. Other consumer loans, like automobile loans, may be secured by collateral, but the value of that collateral is not guaranteed and the recovery of such collateral will not necessarily cover the outstanding amount of the defaulted loan.

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Securitization Risks. The Fund may securitize assets to generate cash for funding new investments. A “securitization” is a form of leverage under which an “originator” or “sponsor” transfers income producing assets to an SPV, which is established solely for the purpose of holding such assets and entering into a structured finance transaction. The SPV then issues notes secured by such assets. The SPV may issue the notes in the capital markets either publicly or privately to a variety of investors, including banks, non-bank financial institutions and other investors. There may be a single class of notes or multiple classes of notes, the most senior of which carries less credit risk and the most junior of which may carry substantially the same credit risk as the equity of the SPV.

An important aspect of most debt securitization transactions is that the sale or contribution of assets into the SPV be considered a true sale or contribution for accounting purposes and that a reviewing court would not consolidate the SPV with the operations of the originator in the event of the originator’s bankruptcy based on equitable principles. Viewed as a whole, a debt securitization seeks to lower risk to the note purchasers by isolating the assets collateralizing the securitization in an SPV that is not subject to the credit and bankruptcy risks of the originator. As a result of this perceived reduction of risk, debt securitization transactions frequently achieve lower overall leverage costs for originators as compared to traditional secured lending transactions.

In accordance with the above description, to securitize loans, the Fund may create a wholly-owned subsidiary and contribute a pool of our assets to such subsidiary. The SPV may be funded with, among other things, whole loans, other receivables or assets or interests from other pools and such loans or other receivables or assets may or may not be rated. The SPV would then sell its notes to purchasers who we would expect to be willing to accept a lower interest rate and the absence of any recourse against us to invest in a pool of income producing assets to which none of our creditors would have access. The Fund would retain all or a portion of the equity in the SPV. An inability to successfully securitize portions of our portfolio or otherwise leverage our portfolio through secured and unsecured borrowings could limit the Fund’s returns. However, the successful securitization of portions of the Fund’s portfolio exposes it to a risk of loss for the equity that it retains in the SPV and might expose the Fund to greater risk on its remaining portfolio because the assets it retains may tend to be those that are riskier and more likely to generate losses. A successful securitization may also impose financial and operating covenants that restrict the Fund’s business activities and may include limitations that could hinder the Fund’s ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under Subchapter M of the Code. The 1940 Act may also impose restrictions on the structure of any securitizations.

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Interests the Fund holds in the SPV, if any, will be subordinated to the other interests issued by the SPV. As such, the Fund will only receive cash distributions on such interests if the SPV has made all interest and other required payments on all other interests it has issued. In addition, the Fund’s subordinated interests will likely be unsecured and rank behind all of the secured creditors, known or unknown, of the SPV, including the holders of the senior interests it has issued. Consequently, to the extent that the value of the SPV’s portfolio of assets has been reduced as a result of conditions in the credit markets, or as a result of defaults, the value of the subordinated interests the Fund retains would be reduced. Securitization imposes on the Fund the same risks as borrowing except that the risk in a securitization is limited to the amount of subordinated interests the Fund retains, whereas in a borrowing or debt issuance by the Fund directly it would be at risk for the entire amount of the borrowing or debt issuance.

CMBS and Other Commercial Real Estate Debt Risk. Investing in commercial real estate debt entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks and legal risks. Credit risk on these assets arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. The Fund will rely on loan servicers to collect principal and interest payments and engage in loss mitigation efforts. To the extent a loan servicer fails to perform these tasks, the Fund’s investments may be adversely affected. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity, and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

Commercial mortgage loans are secured by commercial property and are subject to risks of delinquency and foreclosure, and risks of loss. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things, tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the commercial mortgage loan. Foreclosure of a commercial mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on the Fund’s anticipated return on the foreclosed mortgage loan.

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Prepayment Risk and Extension Risk. Fixed Income securities and loans with uncertain principal repayment schedules can be subject to prepayment risk and/or extension risk. If the Fund holds a debt investment with a higher interest rate than the then-prevailing market interest rate for similar instruments, and such investment prepays (or is anticipated to prepay), the Fund could suffer losses. Similarly, if the Fund holds a debt investment with a lower interest rate than the then-prevailing market interest rate for similar instruments, and the expected life of such investment extends (or is anticipated to extend), the Fund could suffer losses. Prepayment or extension of a security or loan may alter the interest income cash flow.

Syndicated Loan and Participation Risk. The market for syndicated loans and participations may not be highly liquid and the Fund may have difficulty selling them. These investments primarily expose the Fund to the credit risk of the underlying borrower, but they also expose the Fund to certain risks associated with the loan agent. Syndicated loans and participations settle on a delayed basis, potentially leading to the sale proceeds of such loans not being available to meet redemptions for a substantial period of time after the sale of the bank loans. Certain syndicated loans and participations may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the protections of federal securities laws, including anti-fraud provisions.

High Yield Risk. Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal. If that happens, the value of the bond may decrease, the Fund’s NAV may decrease and its income may be reduced. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. Such securities also may include “Rule 144A” securities, which are subject to resale restrictions. The lack of a liquid market for these bonds could decrease the Fund’s NAV. The Adviser’s assessment of an issuer’s credit quality may prove incorrect and the Fund could suffer losses.

Reverse Mortgage Risks. The Fund may invest in securities that reflect an interest in reverse mortgages. In a reverse mortgage, a lender makes a loan to a homeowner based on the homeowner’s equity in his or her home. While a homeowner must be age 62 or older to qualify for a reverse mortgage, reverse mortgages may have no income restrictions. Repayment of the interest or principal for the loan is generally not required until the homeowner dies, sells the home, or ceases to use the home as his or her primary residence.

Reverse mortgage-related securities may be subject to risks different than other types of mortgage-related securities due to the unique nature of the underlying loans. The date of repayment for such loans is uncertain and may occur sooner or later than anticipated. The timing of payments for the corresponding mortgage-related security may be uncertain. Because reverse mortgages are offered only to persons 62 and older and there may be no income restrictions, the loans may react differently than traditional home loans to market events. Additionally, there can be no assurance that service providers to reverse mortgage trusts (“RMTs”) will diligently and appropriately execute their duties with respect to servicing such trusts. As a result, investors (which may include the Fund) in notes issued by RMTs may be deprived of payments to which they are entitled. This could result in losses to the Fund. Investors, including the Fund, may determine to pursue negotiations or legal claims or otherwise seek compensation from RMT service providers in certain instances. This may involve the Fund incurring costs and expenses associated with such actions.

Distressed and Defaulted Instruments or Special Situations Investments Risks. The Fund may invest directly or indirectly in income generating assets of financially distressed issuers or credit investments that are in default, which involve substantial risks. Distressed debt may present a substantial risk of default or may be in default at the time the Fund invests. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its investments. The Fund may invest in or acquire income generating assets of companies involved in or undergoing work-outs, liquidations, spinoffs, reorganizations, bankruptcies or other catalytic changes or similar transactions. Such investments may include debtor-in-possession financing. In any reorganization or liquidation proceeding relating to an investment in a financially distressed issuer, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment. Among the risks inherent in investments in a troubled issuer is that it is often difficult to obtain information as to the true financial condition of the issuer. Further, distressed investing gives rise to the risks that the contemplated transaction will be unsuccessful, will be considerably drawn out over time or will result in a distribution of cash or a new security with a value less than the purchase price of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss or, if there is no secondary market for such investment, may be required to hold an investment with little or no value. When dealing with investments in distressed issuers, the Fund may also experience other risks, including legal difficulties and negotiations with creditors and other claimants. Because there is substantial uncertainty concerning the outcome of transactions involving the financially troubled issuers in which the Fund may invest, there is a potential risk of loss by the Fund of its entire investment in such issuers.

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Underlying Funds Risk. Your cost of investing in the Fund, due to its investments in Underlying Funds, may be higher than the cost of investing in a Fund that only invests directly in individual securities. If the Fund invests its assets in underlying closed-end funds, mutual funds, exchange-traded funds, private funds or other pooled vehicles, the Fund’s ability to achieve its investment objective depends largely on the performance of the Underlying Funds selected. Each of the Underlying Funds has its own investment risks, and those risks can affect the value of the Underlying Funds’ shares and therefore the value of the Fund’s investments. There can be no assurance that the investment objective of any Underlying Fund will be achieved. An Underlying Fund may change its investment objective or policies without the Fund’s approval, which could force the Fund to withdraw its investment from such Underlying Fund at a time that is unfavorable to the Fund. In addition, one Underlying Fund may buy the same securities that another Underlying Fund sells. Therefore, the Fund would indirectly bear the costs of these trades without accomplishing any investment purpose.

Reinvestment Risk. Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to reinvest the proceeds in lower-yielding securities. A decline in income received by the Fund from its investments is likely to have a negative effect on the market price, net asset value and/or overall return of the Fund.

Spread Risk. Wider credit spreads and decreasing market values typically represent a deterioration of the debt security’s credit soundness and a perceived greater likelihood or risk of default by the issuer.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board consists of four individuals, three of whom are not “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s Distributor (“Independent Trustees”). The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliates during the past five years, as well as a description of the Board’s committee and leadership structure, are set forth under “Management” in the SAI.

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Investment Adviser

A3 Financial Investments, LLC, located at 90 Madison Street, Suite 303, Denver Colorado 80206, is registered as an investment adviser under the Advisers Act. The Adviser is entitled to receive a monthly fee at the annual rate of 1.50% of the Fund’s average daily net assets (the “Advisory Fee”).

The Adviser serves as investment Adviser to the Fund pursuant to a management agreement between the Fund and the Adviser (the “Management Agreement”). The Management Agreement has an initial two year term and is subject to annual renewal thereafter by the Board. Subject to the authority of the Board, the Adviser is responsible for management of the Fund’s investment portfolio. The Adviser is responsible for selecting appropriate investment strategies, managing any sub-advisers, and assuring that investments are made according to the Fund’s investment objective, policies and restrictions. A discussion of the basis for the Board’s approval of the Management Agreement will be set forth in the Fund’s first annual or semi-annual report to shareholders.

The Adviser or its designee maintains the Fund’s accounts, books and other documents required to be maintained under the 1940 Act at its offices, or the offices of UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, WI 53212.

The Adviser and the Fund have entered into an operating expenses limitation agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed, until at least January 31, 2023, to pay or absorb the ordinary operating expenses of the Fund (excluding (i) interest expenses and dividends on short sales, and any fees and expenses incurred in connection with credit facilities including any commitment fees on borrowings, if any, obtained by the Fund; (ii) transaction costs and other expenses incurred in connection with the acquisition, financing, maintenance, and disposition of the Fund’s investments and prospective investments, including without limitation bank and custody fees, brokerage commissions, legal, data, consulting and due diligence costs, servicing and property management costs, collateral valuations, liquidation and custody costs; (iii) acquired fund fees and expenses; (iv) taxes; and (v) extraordinary expenses including but not limited to litigation costs) to the extent that its management fees plus applicable distribution and shareholder servicing fees and the Fund’s ordinary operating expenses would otherwise exceed, on a year-to-date basis, 1.95% per annum of the Fund’s average daily net assets. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board, on 60 days’ written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if (after taking the repayment into account) the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and at the time of the reimbursement payment. The Adviser may waive or reimburse additional fees of the Fund in its discretion.

Fund Expenses

Pursuant to the Management Agreement, the Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is an affiliate of the Adviser.

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The Fund is obligated to pay expenses of service providers that have agreements with the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. The Fund will also pay costs associated with securities, commodities and other investments (including all brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short) purchased for the Fund and any losses incurred in connection therewith, expenses of financing, holding or carrying Assets and other investment positions, including, without limitation, expenses of dividends on stock borrowed to cover a short sale and interest, fees or other charges incurred in connection with leverage and related borrowings with respect to the Fund’s assets, organizational and offering expenses; freight and other charges in connection with the shipment of the Fund’s portfolio securities; salaries of shareholder relations personnel (subject to any limitations under the 1940 Act or exemptive relief therefrom).

Portfolio Managers

John G. Brant, Jr. Mr. John Brant is president at Branzan Investment Advisors, Inc. (“Branzan”), and has served as portfolio manager of the Fund since August 2021. Mr. John Brant joined Branzan in 2007, and prior to that he served as Senior Vice President at GE Commercial Finance where he focused on the leveraged lending and syndicated loan markets. Prior to his employment with GE Commercial Finance, Mr. John Brant worked in the capital markets group at CoBank. Mr. John Brant has been involved in alternative asset investing since 2005. Mr. John Brant is a CFA Charterholder and has an MBA from the University of Colorado and a Masters in International Management (with Distinction) from Thunderbird.

C. Spencer Brant. Mr. Spencer Brant is a principal at Branzan and has served as portfolio manager of the Fund since August 2021. Mr. Spencer Brant joined Branzan in 2011, and prior to that he managed a start-up investment firm focusing on alternative assets. He has also held positions with GE Commercial Finance and FIMAC Solutions, a consulting firm. Mr. Spencer Brant has been involved in alternative asset investing since 2005. Mr. Spencer Brant is a CFA Charterholder and has an MBA from the London Business School.

The SAI provides additional information about the Fund’s portfolio managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator and Accounting Agent

UMB Fund Services, Inc., which has its principal office at 235 West Galena Street, Milwaukee, WI 53212, serves as administrator and fund accountant for the Fund pursuant to a Fund Administration and Fund Accounting Agreement (the “Administration Agreement”) with the Trust and subject to the supervision of the Board. The Administrator is primarily in the business of providing administrative, fund accounting and transfer agent services to retail and institutional mutual funds.

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Transfer Agent

UMB Fund Services, Inc., located at 235 West Galena Street, Milwaukee, WI 53212, and an affiliate of the Administrator, serves as the transfer agent and registrar for the Fund.

Custodian

UMB Bank, N.A., with principal offices at 1010 Grand Boulevard, Kansas City, MO 64106, serves as custodian for the securities and cash of the Fund’s portfolio.  Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control.  The name, address, and percentage ownership of each control person as of December 1, 2021 was as follows:

Name and Address*	Percentage Ownership
Anthony Bosch	27.68%

*	Unless otherwise noted, the address of each control person is c/o A3 Alternative Income Fund, 90 Madison Street, Suite 303, Denver, CO 80206.

DETERMINATION OF NET ASSET VALUE

The NAV and offering price (NAV plus any applicable sales charges) of shares is determined as of the close of the New York Stock Exchange (“NYSE”) (normally 4:00 p.m. Eastern Time) on daily on the days that the NYSE is open for business and at such other times as determined by the Board. NAV per share is computed by determining the aggregate market value of all assets of the Fund less its liabilities divided by the total number of the Fund’s shares outstanding ((asset-liabilities)/number of shares=NAV per share) attributable to the Fund. The NYSE is closed on weekends and New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV takes into account the expenses and fees of the Fund, including investment advisory, administration, shareholder servicing, and any distribution fees, which are accrued daily. The determination of NAV of the Fund for a particular day is applicable to all applications for the purchase of shares received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on a day the Fund calculates its NAV.

Generally, securities are valued each day at the last quoted sales price on each security’s principal exchange. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on such exchange. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. Securities that are not traded or dealt in any securities exchange (whether domestic or foreign) and for which over-the-counter market quotations are readily available generally shall be valued at the last sale price or, in the absence of a recent sale, at the mean between the current bid and ask price on such over-the-counter market.

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Debt securities and other instruments not traded on an exchange may be valued based on prices supplied by a pricing agent(s), based on broker or dealer supplied valuations, based on model pricing, or based on matrix pricing, which is a method of valuing securities or other assets by reference to the value of other securities or other assets with similar characteristics, such as rating, interest rate and maturity. If market quotations are not readily available, securities or other assets will be valued at their fair market value as determined using the “fair value” procedures approved by the Board. In these cases, the Fund’s NAV will reflect certain portfolio investment’s fair value rather than their market price. Fair value pricing involves subjective judgments and it is possible that the fair value determined for an investment may be materially different than the value that could be realized upon the sale of that investment. The fair value prices can differ from market prices when they become available or when a price becomes available.

The Adviser will prepare, and the Board will oversee, the valuation of the Fund’s assets in accordance with the valuation procedures approved by the Board (the “Valuation Procedures”). In the case of securities or other instruments for which market quotations are not readily available, the Fund’s Fair Value Committee, comprised of the Fund’s Treasurer and representatives of the Adviser, will oversee such valuations, which shall be reported to the Board on a quarterly basis.

The Fund may use independent pricing services to assist in calculating the value of certain of the Fund’s investments. The Adviser has engaged one or more independent third-party valuation specialists to assist in valuing such securities in certain circumstances where a market price is not readily available.

The prices provided by a pricing service or independent dealers or the fair value determinations made by the valuation committee of the Board of Trustees may be different from the prices used by other funds or from the prices at which securities are actually bought and sold. The prices of certain securities provided by pricing services may be subject to frequent and significant change, and will vary depending on the information that is available. Pricing services that value fixed-income securities generally utilize a range of market-based and security specific inputs and assumptions, as well as considerations about general market conditions, to establish a price. Investments may transact in a negotiated manner via appointment, auction, offer or bid wanted in competition. Transaction price and valuation may vary positively or negatively by position size, asset type, investment holding period constraints and modeled cash flow assumptions. The Fund’s ability to value its investments may also be impacted by technological issues and/or errors by pricing services or other third-party service providers. Pricing services generally value debt securities assuming orderly transactions of an institutional size, but such securities may be held or transactions may be conducted in such securities in smaller sizes. Investment size can influence price in negotiated markets and result in the same security having a wide range of prices. Standalone smaller investment positions often trade at lower prices than larger institutional positions.

All of these factors may be subject to adjustments based upon the particular circumstances of an investment or the Fund’s actual investment position.

Because the Fund may invest in foreign securities that are primarily listed on foreign exchanges that may trade on weekends or other days when the Fund does not price its shares, the value of the Fund’s portfolio may change on days when you may not be able to buy Fund shares or have them repurchased. In computing the NAV of the Fund, the Adviser values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE. Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the value of a security in the Fund’s portfolio occur before the Fund prices its shares, the security will be valued at fair value. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Adviser may need to price the security using the Fund’s fair value pricing guidelines. Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors. Fair valuation of the Fund’s portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund’s NAV by short-term traders.

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With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies that are registered under the 1940 Act, the Fund’s NAV is calculated based upon the net asset values of the registered open-end management investment companies in which each Fund invests, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of service providers, including loan servicer, custodian, and brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any).  Some of these service providers may be affiliated with the Adviser. The Adviser has adopted policies and procedures in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.  These policies and procedures generally require that the Adviser distributes investment opportunities among client accounts in a fair and equitable manner (e.g., on a pro rata or rotational basis, relative to the size of the order) and seek best execution for securities transactions executed on the Fund’s behalf. Opportunities are generally allocated on the basis of capital available for such investments and other relevant factors particular to the accounts, including, but not limited to, investment restrictions, tax and U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), considerations and other regulatory considerations, risk parameters, existence of a pre-existing position, desire to avoid creation of odd lot positions, de minimis allocations, and other factors including the appropriate overall composition of each portfolio.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliates’ other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC. For additional information about conflicts of interest relevant to the Fund, see “Conflicts of Interest” in the SAI.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below).  The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act).  Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”).  Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

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Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline.  Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline.  The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days.  Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline, which will be no more than seven days after the Repurchase Pricing Date.  The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.  However, investors should not assume that any repurchase offers will be made in amounts in excess of 5% of Fund shares.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”).  The Shareholder Notification contains important information regarding dates and the procedures applicable to shareholders who wish to participate in a quarterly repurchase offer.

Repurchase Price

The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call (877) 774-7724 to learn the NAV. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

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If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company (“RIC”) under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money or use proceeds from the issuance of shares of preferred stock to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

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Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise decrease less than proportionally (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to transfer shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

For additional information about the Fund’s quarterly repurchase offers, see “Quarterly Repurchase Offers” in the SAI.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. For example, if any portion of the distribution amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and, unless specified in any such written disclosure should not assume that the source of any distribution from the Fund is net profit.

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A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. Each year, shareholders subject to IRS reporting will be notified of the source of the Fund’s distributions on a Form 1099. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by the Transfer Agent. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at A3 Alternative Income Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy.  Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned.  The Fund will issue certificates in its sole discretion.  The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

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Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at A3 Alternative Income Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212. Certain transactions can be performed by calling the toll free number (877) 774-7724.

U.S. FEDERAL INCOME TAX MATTERS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this Prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan.  In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes. The following does not address special tax rules applicable to certain types of investors, such as financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities (including S corporations), persons holding shares of the Fund’s common stock in connection with a hedging, straddle, conversion or other integrated transactions, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens, corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. Net capital gain for a fiscal year is computed by taking into account any capital loss carry forward of the Fund. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements.

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The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should generally not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a RIC under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income (the “Income Test”) from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other RICs, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other RICs) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

Some of the income and fees that the Fund will recognize may not satisfy the Income Test. In order to ensure that such income and fees do not disqualify the Fund as a RIC for a failure to satisfy such test, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy.  For U.S. federal income tax purposes, all dividends are generally taxable. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset).  A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. Given the Fund’s investment strategies, it is not anticipated that a significant portion, if any, of the Fund’s income will be eligible to be designated as qualified dividend income.  The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. The Fund will provide shareholders with a written notice reporting the amount of any capital gain distributions and any other distributions.

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If the Fund fails to qualify as a RIC under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula generally requires payment to shareholders during a calendar year of distributions representing an amount at least equal to the sum of (i) 98% of the Fund’s ordinary income for the calendar year (taking into account certain deferrals and elections) (ii) at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses, adjusted for certain ordinary losses) realized during the one-year period ending October 31 during such year and (iii) 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund generally expects to time its distributions so as to avoid liability for this tax.

The Fund will inform its shareholders that are subject to IRS reporting of the source and tax status of all distributions promptly after the close of each calendar year.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied, and to the extent that additional distributions are required, could generate additional taxable income for those shareholders receiving such additional distributions, either as ordinary income or long-term capital gain, as described above. Furthermore, if the Fund is unable to liquidate portfolio securities in a manner that would enable the Fund to meet the income and asset diversification tests, the Fund could fail to qualify as a RIC, with the adverse consequences as set forth above.

The repurchase of the Fund’s shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, shareholders who tender all of their shares (including shares deemed owned by such shareholders through application of the constructive ownership rules) will be treated as having sold their shares and generally will realize a capital gain or loss. A sale of Fund shares by a shareholder will generally result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the same of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period.

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An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

Adjusted cost basis information is required for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. Investors should consult their tax advisers for more information.

If Fund shares are repurchased by the Fund, the shareholder generally will recognize taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in the shares. Such gain or loss is treated as capital gain or loss if the shares were held as capital assets. Such gain or loss will generally be long-term capital gain or loss if the shareholder held the shares for more than one year, and would be short-term capital gain or loss if the shareholder did not hold the shares for more than one year. However, any loss realized upon the repurchase of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of amounts treated as capital gain dividends during such six-month period. All or part of any loss realized upon a repurchase of shares may be disallowed to the extent such shareholder purchases shares within 30 days before or after such repurchase. Under certain circumstances, if fewer than all of a shareholder’s shares are repurchased, or a shareholder does not tender shares in a repurchase offer, the repurchase may be treated for U.S. federal income tax purposes as a dividend, rather than a sale of the repurchased shares. Prospective shareholders should consult with their own tax advisers regarding the taxation of share repurchases.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a RIC may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

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DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on May 9, 2019. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest (subject to the receipt of exemptive relief from the SEC, as described below). The Trustees have authorized an unlimited number of shares.  The Fund does not intend to hold annual meetings of its shareholders. The summary of the terms of the Declaration of Trust herein and elsewhere in the Prospectus and SAI is qualified entirely by the terms and conditions of the Declaration of Trust, which is incorporated by reference herein, is on file with the SEC and should be read carefully and retained for future reference.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers one class of shares of beneficial interest, but is authorized under the Declaration of Trust to issue multiple classes of shares.  The Fund may file an application with the SEC to receive exemptive relief to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges.  An investment in any share class of the Fund represents an investment in the same assets of the Fund.

Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares.

All shares of the Fund have the same rights and are identical in all material respects. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.  In addition, each share of the Fund is entitled to participate equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid and non-assessable when issued and have no pre-emptive, conversion or exchange rights.

Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

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ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund.  The Trustees are elected for indefinite terms and do not stand for reelection.  A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter.  The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation.  Reference should be made to the Declaration of Trust, which will be filed with the SEC by amendment, for the full text of these provisions.

PLAN OF DISTRIBUTION

Foreside Financial Services, LLC (the “Distributor”) serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions.  The Fund’s shares are offered for sale through the Distributor at NAV.  The Distributor also may enter into selected dealer agreements with other broker-dealers for the sale and distribution of the Fund’s shares.  No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares.  Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares. The Distributor is an affiliate of the Fund’s Administrator.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”).  In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives.  The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner.  The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). These Financial Intermediaries may be authorized to designate other intermediaries to receive orders on the Fund’s behalf. The Fund is deemed to have received an order when the Financial Intermediary, or if applicable, an intermediary’s authorized designee, receives the order in good order. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business on the days the Fund calculates NAV, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

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By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to A3 Alternative Income Fund to:

A3 Alternative Income Fund
c/o UMB Fund Services, Inc.
235 West Galena Street

Milwaukee, WI 53212

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at (877) 774-7724 for wiring instructions and to notify the Fund that a wire transfer is coming.  Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds.

Before sending a wire, investors must contact the Transfer Agent at (877) 774-7724 to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

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Automatic Investment Program — Subsequent Investments

You may participate in the Fund’s automatic investment program, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments on specified days of each month into your established Fund account. Please contact the Fund at (877) 774-7724 for more information about the Fund’s automatic investment program.

By Telephone

Investors may purchase additional shares of the Fund by calling (877) 774-7724.  If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, the Fund, or its designee, will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call the Transfer Agent at (877) 774-7724 for additional assistance when completing an application.

If the Fund, or its designee does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

LEGAL MATTERS

Certain legal matters regarding the validity of the shares offered hereby have been passed upon by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and audits the Fund’s financial statements.  BBD, LLP is located at 1835 Market St, Philadelphia, PA 19103.

ADDITIONAL INFORMATION

Reports to Shareholders

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household.  Once implemented, a shareholder must call (877) 774-7724 to discontinue householding and request individual copies of these documents.  Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

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Liability of Shareholders

Shareholders in the Fund will be shareholders of a Delaware statutory trust as provided under Delaware law. Under Delaware law and the Agreement and Declaration of Trust, an Investor will not be liable for the debts, obligations or liabilities of the Fund solely by reason of being a shareholder, except that the Investor may be obligated to repay any funds wrongfully distributed to the shareholder.

Duty of Care of the Board and the Adviser

The Agreement and Declaration of Trust provides that none of the Trustees, officers or the Adviser (including certain of the Adviser’s affiliates, among others) shall be liable to the Fund or any of the shareholders for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The Agreement and Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of the Trustees and officers by the Fund, but not by the shareholders individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund. None of these persons will be personally liable to any shareholder for contributions by such shareholder to the capital of the Fund or by reason of any change in the U.S. federal or state income tax laws applicable to the Fund or its shareholders. The rights of indemnification and exculpation provided under the Agreement and Declaration of Trust do not provide for indemnification of a Trustee for any liability, including liability under U.S. federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

Amendment of the Agreement and Declaration of Trust

The Agreement and Declaration of Trust may be amended with the approval of (i) the Board, including a majority of the Independent Trustees, if required by the 1940 Act, or (ii) if required, the approval of the shareholders by such vote as is required by the 1940 Act.

Term, Dissolution and Liquidation

Unless dissolved as provided in the Agreement and Declaration of Trust, the Fund shall have perpetual existence.  The Fund may be dissolved at any time by vote of a majority of the shares of the Fund entitled to vote or by the Board of Trustees by written notice to the Shareholders. Upon dissolution of the Fund, the Trustees shall pay or make reasonable provision to pay all claims and obligations of the Fund, including all contingent, conditional or unmatured claims and obligations known to the Fund, and all claims and obligations which are known to the Fund but for which the identity of the claimant is unknown.  If there are sufficient assets held, such claims and obligations shall be paid in full and any such provisions for payment shall be made in full.  If there are insufficient assets held with respect to the Fund, such claims and obligations shall be paid or provided for according to their priority and, among claims and obligations of equal priority, ratably to the extent of assets available therefor.  Any remaining assets (including without limitation, cash, securities or any combination thereof) held with respect to the Fund shall be distributed to the Shareholders of, ratably according to the number of Shares held by the several Shareholders on the record date for such dissolution distribution.

Other Information

The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (File Nos.: 333-231938; 811-23447). The complete Registration Statement may be obtained from the SEC at www.sec.gov.  See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

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PRIVACY NOTICE	May 2021

FACTS	WHAT DOES A3 ALTERNATIVE INCOME FUND DO WITH YOUR PERSONAL INFORMATION?
Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
	Social Security number Assets Retirement Assets Transaction History Checking Account Information	Purchase History Account Balances Account Transactions Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.
How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information, the information A3 Alternative Income Fund chooses to share and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does A3 Alternative Credit Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We do not share.
For joint marketing with other financial companies	No	We do not share.
For our affiliates’ everyday business purposes — information about your transactions and experiences	No	We do not share.
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We do not share.
For nonaffiliates to market to you	No	We do not share.

QUESTIONS?	Call (877) 774-7724

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WHO WE ARE
Who is providing this notice?	A3 Alternative Income Fund
WHAT WE DO
How does A3 Alternative Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does A3 Alternative Income Fund collect my personal information?

We collect your personal information, for example, when you:

●     open an account

●     provide account information

●     give us your contact information

●     make deposits or withdrawals from your account

●     make a wire transfer

●     tell us where to send money

●     tells us who receives the money

●     show your government-issued ID

●     show your driver’s license

Why can’t I limit all sharing?

Federal law gives you the right to limit only:

■   sharing for affiliates’ everyday business purposes-information about your creditworthiness

■   affiliates from using your information to market to you

■   sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ● A3 Alternative Income Fund does not share with our affiliates for marketing purposes.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. ● A3 Alternative Income Fund does not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● A3 Alternative Income Fund doesn’t jointly market.

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APPENDIX A: SAI TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY	1
ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVE, POLICIES, INVESTMENT STRATEGIES AND RISKS	1
MANAGEMENT OF THE FUND	31
CODES OF ETHICS	36
PROXY VOTING POLICIES AND PROCEDURES	37
INVESTMENT ADVISORY AND OTHER SERVICES	37
CONFLICTS OF INTEREST	39
PORTFOLIO MANAGERS	41
QUARTERLY REPURCHASES OF SHARES	42
DISTRIBUTOR	47
ALLOCATION OF BROKERAGE	47
U.S. FEDERAL INCOME TAX MATTERS	48
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	56
OTHER INFORMATION	56
FINANCIAL STATEMENTS	56
APPENDIX A	A-1

A-1

PROSPECTUS

A3 ALTERNATIVE INCOME FUND

Shares of Beneficial Interest (AAACX)

December 23, 2021

Investment Adviser
A3 Financial Investments, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a Prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION
December 23, 2021

A3 ALTERNATIVE INCOME FUND
Principal Executive Offices
90 Madison Street, Suite 303

Denver, Colorado 80206

(877) 774-7724

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of A3 Alternative Income Fund (the “Fund”), dated December 23, 2021 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the shares of the Fund.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at (877) 774-7724 or by visiting the Fund’s website at www.a3.financial. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC are also available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY	1
ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVE, POLICIES, INVESTMENT STRATEGIES AND RISKS	1
MANAGEMENT OF THE FUND	31
CODES OF ETHICS	36
PROXY VOTING POLICIES AND PROCEDURES	37
INVESTMENT ADVISORY AND OTHER SERVICES	37
CONFLICTS OF INTEREST	39
PORTFOLIO MANAGERS	41
QUARTERLY REPURCHASES OF SHARES	42
DISTRIBUTOR	47
ALLOCATION OF BROKERAGE	47
U.S. FEDERAL INCOME TAX MATTERS	48
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	56
OTHER INFORMATION	56
FINANCIAL STATEMENTS	56
APPENDIX A	A-1

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on May 9, 2019. The Fund’s principal office is located at 90 Madison Street, Suite 303, Denver, Colorado 80206, and its telephone number is (877) 774-7724. The investment objectives and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid and non-assessable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund engages in a continuous offering of its shares, sold through its Prospectus. The Fund’s Board of Trustees (the “Board” or “Trustees” or “Board of Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

A3 Financial Investments, LLC (the “Adviser”) serves as the Fund’s investment adviser.

ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVE, POLICIES, INVESTMENT STRATEGIES AND RISKS

Investment Objective

The Fund’s investment objective is to seek total return through investments in credit products that offer regular income or the potential for price and capital appreciation.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less.

(1)       The Fund may not borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any).

(2)       The Fund may not issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)       The Fund may not purchase securities on margin, except the Fund may (a) obtain such short-term credit as may be necessary for the clearance of purchases and sales of its portfolio securities; (b) enter into repurchase or reverse repurchase agreements (and purchase securities using the proceeds of such transactions) and (c) pay or transfer margin or collateral in connection with engaging in transactions in derivatives.

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(4)       The Fund may not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

(5)       The Fund may not invest 25% or more of the market value of the Fund’s total assets in the securities of companies or entities engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.

(6)       The Fund may not purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)       The Fund may not make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities or other investments in accordance with its investment objectives and policies, (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund’s investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan, and (d) by loaning portfolio securities.

(8)       The Fund may purchase or sell real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investments in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

(9)       The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act for no less than for 5% of the Fund’s shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

For the purposes of determining compliance with its concentration policy, the Fund will consider the concentration of the underlying investment companies or other pooled investment vehicles (including closed-end funds, business development companies (“BDCs”) and CLOs) in which the Fund invests.

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Non-Fundamental Policies. The following are additional investment limitations of the Fund and may be changed by the Fund’s Board of Trustees without shareholder approval.

Covered Obligations. Consistent with SEC staff guidance, financial instruments that involve obligations to make future payments to third parties will not be viewed as creating any senior security provided that the Fund covers its obligations as described below. Those financial instruments can include, among others, (i) securities purchased on a when-issued, delayed delivery, and to be announced basis, (ii) futures contracts, (iii) forward currency contracts, (iv) written options, and (v) securities sold short.

Consistent with SEC staff guidance, the Fund will consider its obligations involving such a financial instrument as “covered” when the Fund (1) maintains an offsetting financial position, or (2) segregates liquid assets (constituting cash, cash equivalents or other liquid portfolio securities) equal to the Fund’s exposures relating to the financial instrument, as determined on a daily basis. Dedicated Fund compliance policies and procedures, which the Board of Trustees has approved, govern the kinds of transactions that can be deemed to be offsetting transactions for purposes of (1) above, and the amounts of assets that need to be segregated for purposes of (2) above.

If the Fund is the protection seller in a single-name credit default swap (“CDS”), to consider this position covered, the Fund will need to segregate liquid assets in an amount equal to the full, un-netted amount of the Fund’s contractual obligation (i.e., the notional amount). When the Fund is a protection seller on a CDS index (such as the CDX), the Fund considers that the amount of the Fund’s obligation that requires coverage is the Fund’s mark-to-market liability.

Additional Information About Principal and Non-Principal Investment Strategies and Risks

Principal Investment Strategies and Risks

Collateralized Loan Obligations. The Fund may invest in CLOs, which are debt instruments typically backed by a pool of loans. The risks of an investment in a CLO depend largely on the type of the collateral securities and the class of the CLO in which the Fund invests. Some CLOs have credit ratings, but are typically issued in various classes with various priorities. Normally, CLOs are privately offered and sold (that is, they are not registered under the securities laws) and may be characterized by the Fund as illiquid securities; however, an active dealer market may exist for CLOs that qualify for Rule 144A transactions. In addition to the normal interest rate, default and other risks of fixed income securities, CLOs carry additional risks, including the possibility that distributions from collateral securities will not be adequate to make interest or other payments, the quality of the collateral may decline in value or default, the Fund may invest in CLOs that are subordinate to other classes, values may be volatile, and disputes with the issuer may produce unexpected investment results.

CLN Risk. A CLN is a form of collateralized credit derivative. It is structured as a note issued by a bankruptcy-remote issuer, with an embedded credit default swap allowing the issuer to transfer a specific credit risk, such as default or failure to pay, to investors. In the case of a default on a reference obligation within the portfolio, the investors receive a recovery rate. The note may have a stated maturity and coupon, which may be fixed or floating and make payments on a monthly, quarterly or semiannual basis. A CLN is non-principal protected. Investors’ capital is 100% at risk and investors may lose all of their initial investment. The issuer is not obligated to repay the debt if a specified event occurs. The reference portfolios may be subject to replenishments, which may materially change the characteristics of the portfolio subject to concentration limitations. In addition to the credit risk of the reference portfolio, payments on the credit linked notes are subject to the credit risk of the referenced entity. In the case of a default, the special purpose entity or trust may pay par minus the recovery rate.

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Direct Lending/Origination Risk. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt. The Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.

A portion of the Fund’s investments may be directly originated. The Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its shareholders. The Fund may originate or acquire certain investments with the expectation that the loan will make payments in kind or default and borrowers will forfeit assets and the Fund may collect amendment fees.

Asset-Backed Securities. Asset-backed securities represent participations in, or are secured by and payable from, assets such as motor vehicle installment sales, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (credit card) agreements and other categories of receivables. Such assets are securitized through the use of trusts and special purpose corporations. Payments or distributions of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution unaffiliated with the trust or corporation, or other credit enhancements may be present.

The Fund may invest in asset-backed securities. Such securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, the Fund’s ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. To the extent that the Fund invests in asset-backed securities, the values of the Fund’s portfolio securities will vary with changes in market interest rates generally and the differentials in yields among various kinds of asset-backed securities.

Asset-backed securities present certain additional risks because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, if the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund’s recoveries on repossessed collateral may not be available to support payments on these securities.

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Syndicated Loans and Participations and Risks Related to Exposure to Certain Types of Loans. The Fund’s investment program may include significant amounts of syndicated loans and participations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a “preferential transfer,” “fraudulent conveyance” or “fraudulent transfer,” among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors’ rights laws, (ii) so-called “lender liability” claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations, (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations and (v) the contractual nature of participations where the Fund takes on the credit risk of the agent bank rather than the actual borrower.

The Fund may acquire interests in loans either directly (by way of assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a contracting party under the loan agreement with respect to the loan; however, its rights can be more restricted than those of the assigning institution. Participations in a portion of a loan typically result in a contractual relationship only with the institution participating out the interest and not with the obligor. The Fund would, in such a case, have the right to receive payments of principal and interest to which it is entitled only from the institution selling the participation, and not directly from the obligor, and only upon receipt by such institution of such payments from the obligor. As the owner of a participation, the Fund generally will have no right to enforce compliance by the obligor with the terms of the loan agreement or to vote on amendments to the loan agreement, nor any rights of set-off against the obligor, and the Fund may not directly benefit from collateral supporting the loan in which it has purchased the participation. In addition, in the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the applicable loan. Consequently, the Fund will assume the credit risk of both the obligor and the institution selling the participation to the Fund. As a result, concentrations of participations from any one selling institution subject the Fund to an additional degree of risk with respect to defaults by such selling institution.

The Fund may be subject to risks associated with syndicated loans. Under the documentation for syndicated loans, a financial institution or other entity typically is designated as the administrative agent and/or collateral agent. This agent is granted a lien on any collateral on behalf of the other lenders and distributes payments on the indebtedness as they are received. The agent is the party responsible for administering and enforcing the loan and generally may take actions only in accordance with the instructions of a majority or two-thirds in commitments and/or principal amount of the associated indebtedness. In most cases for the Fund’s syndicated loan investments, the Fund does not expect to hold a sufficient amount of the indebtedness to be able to compel any actions by the agent. Consequently, the Fund would only be able to direct such actions if instructions from the Fund were made in conjunction with other holders of associated indebtedness that together with the Fund compose the requisite percentage of the related indebtedness then entitled to take action. Conversely, if holders of the required amount of the associated indebtedness other than the Fund desire to take certain actions, such actions may be taken even if the Fund did not support such actions. Furthermore, if a syndicated loan is subordinated to one or more senior loans made to the applicable obligor, the ability of the Fund to exercise such rights may be subordinated to the exercise of such rights by the senior lenders. Whenever the Fund is unable to direct such actions, the parties taking such actions may not have interests that are aligned with us, and the actions taken may not be in the Fund’s best interests. In addition, the Fund’s ability to direct such actions may be limited by the tax rules governing publicly traded partnerships.

If an investment is a syndicated revolving loan or delayed drawdown loan, other lenders may fail to satisfy their full contractual funding commitments for such loan, which could create a breach of contract, result in a lawsuit by the obligor against the lenders and adversely affect the fair market value of the Fund’s investment.

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There is a risk that a loan agent may become bankrupt or insolvent. Such an event would delay, and possibly impair, any enforcement actions undertaken by holders of the associated indebtedness, including attempts to realize upon the collateral securing the associated indebtedness and/or direct the agent to take actions against the related obligor or the collateral securing the associated indebtedness and actions to realize on proceeds of payments made by obligors that are in the possession or control of any other financial institution. In addition, the Fund may be unable to remove the agent in circumstances in which removal would be in the Fund’s best interests. Moreover, agented loans typically allow for the agent to resign with certain advance notice, and the Fund may not find a replacement agent on a timely basis, or at all, in order to protect our investment.

The Fund’s investment program may include significant amounts of loans made to individuals, including mortgage loans and consumer loans. As a result of these loan investments, the Fund could be subject to liability for potential violations of predatory lending laws, which could materially adversely affect the Fund. Loan originators and servicers are required to comply with various federal, state and local laws and regulations, including anti-predatory lending laws and laws and regulations imposing certain restrictions on requirements on high cost loans. Failure of loan originators or servicers to comply with these laws, to the extent any of their loans become part of our assets, could subject the Fund, as an assignee or purchaser of the related loans, to monetary penalties and could result in the borrowers rescinding the affected loans. Lawsuits have been brought in various states making claims against assignees or purchasers of high cost loans for violations of state law. Named defendants in these cases have included assignees or purchasers of certain types of loans the Fund may invest in. If the loans are found to have been originated in violation of predatory or abusive lending laws, the Fund could incur losses, which could materially adversely affect the Fund.

The Fund is exposed to the performance of consumer loans both through the consumer loans that it owns directly, and through those consumer loans to which the Fund is exposed indirectly through its ownership of consumer-loan-backed ABS. The ability of borrowers to repay consumer loans may be adversely affected by numerous borrower-specific factors, including unemployment, divorce, major medical expenses or personal bankruptcy. General factors, including an economic downturn, high energy costs or acts of God or terrorism, may also affect the financial stability of borrowers and impair their ability or willingness to repay their loans. Whenever any of the Fund’s consumer loans defaults, the Fund is at risk of loss to the extent of any deficiency between the liquidation value of the collateral, if any, securing the loan, and the principal and accrued interest of the loan. Many of the Fund’s anticipated investments in consumer loans are unsecured, or are secured by collateral (such as an automobile) that depreciates rapidly; as a result, these loans may be at greater risk of loss than residential real estate loans. Pursuing any remaining deficiency following a default is often difficult or impractical, especially when the borrower has a low credit score, making further substantial collection efforts unwarranted. In addition, repossessing personal property securing a consumer loan can present additional challenges, including locating and taking physical possession of the collateral. The Fund relies on servicers who service these consumer loans, to, among other things, collect principal and interest payments on the loans and perform loss mitigation services, and these servicers may not perform in a manner that promotes the Fund’s interests. Since the Fund purchases some of its consumer loans and its consumer-loan-backed ABS at a premium to the remaining unpaid principal balance, the Fund may incur a loss when such loans are voluntarily prepaid. There can be no guarantee that the Fund will not suffer unexpected losses on its investments as a result of the factors set out above, which could materially adversely affect the Fund.

Certain consumer advocacy groups, media reports, and federal and state legislators have asserted that laws and regulations should be tightened to severely limit, if not eliminate, the availability of certain consumer loan products. The consumer advocacy groups and media reports generally focus on higher cost consumer loans, which are typically made to less creditworthy borrowers, and which bear interest rates that are higher than the interest rates typically charged by lending institutions to more creditworthy consumers. These consumer advocacy groups and media reports have characterized these consumer loans as predatory or abusive. If the negative characterization of these types of loans becomes increasingly accepted by consumers, legislators or regulators, our reputation, as a purchaser of such loans, could be negatively impacted. Furthermore, if legislators or regulators take action against originators of consumer loans or provide for payment relief for borrowers, we could incur additional losses on the consumer loans we have purchased.

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Participation Interests Risks. Participation interests in which the Fund invests are unsecured and participants have limited rights. The Fund will hold many of its assets in participation interests or other indirect economic interests in loans or other debt assets. In such circumstances, the Fund will not directly own the debt assets underlying such participation interests or other economic interests and/or have custody thereof. While the originating lender’s interest is secured by the assets pledged to the underlying loan from which the participation interest stems, the participation interests held by the Fund are not directly secured by the same assets. As such, if the originating lender becomes insolvent, then the participation interests could be superseded by the senior creditors of the originating lender and the Fund may lose some or all of their investment or payment thereon could be substantially delayed.

In addition, as an owner of participation interests or other indirect economic interests (including as a member of a loan syndicate), the Fund may not be able to assert any rights against borrowers of the underlying indebtedness, and may need to rely on the holder/custodian (or other financial institution) issuing the participation interests or such other entity charged with the responsibility for asserting such rights, if any. Such holders/custodians and financial institutions or other entities may have reasons not to assert their rights, whether due to a limited financial interest in the outcome, other relationships with the underlying defaulting borrowers, the threat of potential counterclaims or other reasons, that may diverge from our interests. The failure of such holders/custodians and financial institutions or other entities to assert their rights (on the Fund’s behalf) or the insolvency of such entities could materially adversely affect the Fund’s NAV.

Real Estate and Real Estate-Related Assets. Real estate and real estate-related assets (such as mortgage loans and mortgage-backed securities (“MBS”)) are subject to the risks associated with real property. Real estate and real estate related-assets are subject to various risks, including:

●	continued declines in the value of real estate;

●	acts of God, including earthquakes, floods, and other natural disasters, which may result in uninsured losses;

●	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

●	adverse changes in national and local economic and market conditions;

●	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and zoning ordinances;

●	costs of remediation and liabilities associated with environmental conditions such as indoor mold;

●	potential liabilities for other legal actions related to property ownership including tort claims; and

●	the potential for uninsured or under-insured property losses.

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Mortgage-Backed Securities. The Fund may invest in a variety of mortgage-related and other asset-backed securities issued by government agencies or other governmental entities or by private originators or issuers.

Mortgage-related securities include mortgage pass-through securities, collateralized mortgage obligations (“CMOs”), residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), mortgage dollar rolls, CMO residuals, adjustable rate mortgage-backed securities (“ARMBS”), stripped mortgage-backed securities (“SMBS”), home equity conversion mortgage backed securities (“HMBS”) and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property.

Mortgage Pass-Through Securities and RMBS. Interests in pools of mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a “pass through” of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs that may be incurred. Some mortgage-related securities (such as securities issued by the Government National Mortgage Association (“GNMA”)) are described as “modified pass-through.” These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.

The rate of pre-payments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may have the effect of shortening or extending the effective duration of the security relative to what was anticipated at the time of purchase. To the extent that unanticipated rates of prepayment on underlying mortgages increase the effective duration of a mortgage-related security, the volatility of such security can be expected to increase. The mortgage market in the United States has experienced heightened difficulties over the past several years that may adversely affect the performance and market value of mortgage-related investments. Delinquencies and losses on residential and commercial mortgage loans (especially subprime and second-lien residential mortgage loans) generally have increased recently and may continue to increase, and a decline in or flattening of property values (as has recently been experienced and may continue to be experienced in many markets) may exacerbate such delinquencies and losses. Borrowers with adjustable-rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement mortgages at comparably low interest rates. Also, a number of residential mortgage loan originators have recently experienced serious financial difficulties or bankruptcy. Owing largely to the foregoing, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen.

The principal U.S. governmental guarantor of mortgage-related securities is GNMA. GNMA is a wholly owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of mortgages insured by the Federal Housing Administration (the “FHA”), or guaranteed by the Department of Veterans Affairs (the “VA”). Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. Government) include the Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”). FNMA is a government-sponsored corporation the common stock of which is owned entirely by private stockholders. FNMA purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA, but are not backed by the full faith and credit of the U.S. Government. FHLMC was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation formerly owned by the twelve Federal Home Loan Banks but the common stock of which is now owned entirely by private stockholders. FHLMC issues Participation Certificates (“PCs”), which are pass-through securities, each representing an undivided interest in a pool of residential mortgages. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. Government.

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On September 6, 2008, FHFA placed FNMA and FHLMC into conservatorship. As the conservator, FHFA succeeded to all rights, titles, powers and privileges of FNMA and FHLMC and of any stockholder, officer or director of FNMA and FHLMC with respect to FNMA and FHLMC and the assets of FNMA and FHLMC. FHFA selected a new chief executive officer and chairman of the board of directors for each of FNMA and FHLMC. In connection with the conservatorship, the U.S. Treasury entered into a Senior Preferred Stock Purchase Agreement with each of FNMA and FHLMC pursuant to which the U.S. Treasury will purchase up to an aggregate of $100 billion of each of FNMA and FHLMC to maintain a positive net worth in each enterprise. This agreement contains various covenants that severely limit each enterprise’s operations. In exchange for entering into these agreements, the U.S. Treasury received $1 billion of each enterprise’s senior preferred stock and warrants to purchase 79.9% of each enterprise’s common stock. On February 18, 2009, the U.S. Treasury announced that it was doubling the size of its commitment to each enterprise under the Senior Preferred Stock Program to $200 billion. The U.S. Treasury’s obligations under the Senior Preferred Stock Program are for an indefinite period of time for a maximum amount of $200 billion per enterprise. FNMA and FHLMC are continuing to operate as going concerns while in conservatorship and each remain liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities. The Senior Preferred Stock Purchase Agreement is intended to enhance each of FNMA’s and FHLMC’s ability to meet its obligations. The FHFA has indicated that the conservatorship of each enterprise will end when the director of FHFA determines that FHFA’s plan to restore the enterprise to a safe and solvent condition has been completed.

The U.S. Government, through the U.S. Treasury, FHA, and the Federal Deposit Insurance Corporation (“FDIC”), has implemented various programs designed to provide homeowners with assistance in avoiding mortgage loan foreclosures. The programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans. Loan modification and refinance programs may adversely affect the performance of credit sensitive RMBS, and residential mortgage loans. In the case of credit sensitive RMBS, a significant number of loan modifications with respect to a given security, including those related to principal forgiveness and coupon reduction, could negatively impact the realized yields and cash flows on such security. Similarly, principal forgiveness and/or coupon reduction could negatively impact the performance of any residential mortgage loans we own. In addition, it is also likely that loan modifications would result in increased prepayments on some RMBS.

The U.S. Congress and various state and local legislatures are considering, and in the future may consider, mortgage-related legislation that would affect our business, including legislation that would permit limited assignee liability for certain violations in the mortgage loan origination process, and legislation that would allow judicial modification of loan principal in the event of personal bankruptcy. The Fund cannot predict whether or in what form Congress or the various state and local legislatures may enact legislation affecting its contemplated investments or whether any such legislation will require the Fund to change its practices or make changes in its portfolio in the future. These changes, if required, could materially adversely affect the Fund, particularly if we make such changes in response to new or amended laws, regulations or ordinances in any state where the Fund acquires a significant portion of its mortgage loans, or if such changes result in the Fund being held responsible for any violations in the mortgage loan origination process.

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The existing loan modification programs, together with future legislative or regulatory actions, including possible amendments to the bankruptcy laws, which result in the modification of outstanding residential mortgage loans and/or changes in the requirements necessary to qualify for refinancing mortgage loans with Fannie Mae, Freddie Mac, or Ginnie Mae, may adversely affect the value of, and the returns on, the Fund’s assets.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities or private insurers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets the Fund’s investment quality standards. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. The Fund may buy mortgage-related securities without insurance or guarantees if, the Adviser determines that the securities meet the Fund’s risk/reward standards. Securities issued by certain private organizations may not be readily marketable.

The Fund’s portfolio includes credit sensitive RMBS which are backed by residential mortgage loans that do not conform to the Fannie Mae or Freddie Mac underwriting guidelines, including subprime, manufactured housing, Alt-A, and prime jumbo mortgage loans. Consequently, the principal and interest on credit sensitive RMBS, unlike those on agency RMBS, are not guaranteed by GSEs such as Fannie Mae and Freddie Mac or, in the case of Ginnie Mae, the U.S. Government.

Credit sensitive RMBS are subject to many of the risks of the respective underlying mortgage loans. A residential mortgage loan is typically secured by single-family residential property and is subject to risks of delinquency and foreclosure and risk of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, unemployment, acts of God, terrorism, social unrest, and civil disturbances, may impair borrowers' abilities to repay their mortgage loans. In periods following home price declines, "strategic defaults" (decisions by borrowers to default on their mortgage loans despite having the ability to pay) also may become more prevalent.

In the event of defaults under mortgage loans backing any of the Fund’s credit sensitive RMBS, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan. The law informally known as the Tax Cuts and Jobs Act (“TCJA”), which was enacted in 2017, reduced the mortgage interest deduction and the state and local income and property tax deduction. These changes could adversely impact housing prices in markets to which we have exposure.

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Additionally, in the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. If borrowers default on the mortgage loans backing the Fund’s credit sensitive RMBS and the Fund is unable to recover any resulting loss through the foreclosure process, the Fund could be materially adversely affected.

Less stringent underwriting guidelines and the resultant potential for delinquencies or defaults on certain mortgage loans could lead to losses on many of the credit sensitive RMBS the Fund holds.

Many of the credit sensitive RMBS in which the Fund invests are collateralized by Alt-A and subprime mortgage loans, which are mortgage loans that were originated using less stringent underwriting guidelines than those used in underwriting prime mortgage loans (mortgage loans that generally conform to Fannie Mae or Freddie Mac underwriting guidelines). These underwriting guidelines were more permissive as to borrower credit history or credit score, borrower debt-to-income ratio, loan-to-value ratio, and/or as to documentation (such as whether and to what extent borrower income was required to be disclosed or verified). In addition, even when specific underwriting guidelines were represented by loan originators as having been used in connection with the origination of mortgage loans, these guidelines were in many cases not followed as a result of aggressive lending practices, fraud (including borrower or appraisal fraud), or other factors. Mortgage loans that were underwritten pursuant to less stringent or looser underwriting guidelines, or that were poorly underwritten to their stated guidelines, have experienced, and should be expected to experience in the future, substantially higher rates of delinquencies, defaults, and foreclosures than those experienced by mortgage loans that were underwritten in a manner more consistent with Fannie Mae or Freddie Mac guidelines. Thus, because of the higher delinquency rates and losses associated with Alt-A and subprime mortgage loans, the performance of RMBS backed by Alt-A and subprime mortgage loans that the Fund may acquire could be correspondingly adversely affected, which could adversely impact our business, financial condition and results of operations.

The Fund depends on a variety of services provided by third-party service providers related to its credit sensitive RMBS, European assets, and mortgage loans and loan pools. The Fund relies on the mortgage servicers who service the mortgage loans backing its credit sensitive RMBS, its European assets, as well as the mortgage loans and loan pools that the Fund owns directly, to, among other things, collect principal and interest payments on the underlying mortgages and perform loss mitigation services. These mortgage servicers and other service providers to the Fund’s credit sensitive RMBS, and European assets, such as trustees, bond insurance providers, due diligence vendors, and custodians, may not perform in a manner that promotes the Fund’s interests. In addition, legislation that has been enacted or that may be enacted in order to reduce or prevent foreclosures through, among other things, loan modifications, may reduce the value of mortgage loans backing the Fund’s credit sensitive RMBS or whole mortgage loans that it acquires. Mortgage servicers may be incentivized by the U.S. federal, state, or local governments to pursue such loan modifications, as well as forbearance plans and other actions intended to prevent foreclosure, even if such loan modifications and other actions are not in the best interests of the beneficial owners of the mortgage loans. In addition to legislation that creates financial incentives for mortgage loan servicers to modify loans and take other actions that are intended to prevent foreclosures, legislation has also been adopted that creates a safe harbor from liability to creditors for servicers that undertake loan modifications and other actions that are intended to prevent foreclosures. Finally, legislation has been adopted that delays the initiation or completion of foreclosure proceedings on specified types of residential mortgage loans or otherwise limit the ability of mortgage servicers to take actions that may be essential to preserve the value of the mortgage loans underlying the mortgage servicing rights. Any such limitations are likely to cause delayed or reduced collections from mortgagors and generally increase servicing costs. As a result of these legislative actions, the mortgage loan servicers on which the Fund relies may not perform in its best interests or up to its expectations. If the applicable third-party service providers, including mortgage servicers, do not perform as expected, the Fund may be materially adversely affected.

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The Fund relies on mortgage servicers for our loss mitigation efforts, and the Fund also may engage in its own loss mitigation efforts with respect to whole mortgage loans that the Fund owns directly. Such loss mitigation efforts may be unsuccessful or not cost effective.

Both default frequency and default severity of mortgage loans are highly dependent on the quality of the mortgage servicer. The Fund depend on the loss mitigation efforts of mortgage servicers and in some cases "special servicers," which are mortgage servicers who specialize in servicing non-performing loans. If mortgage servicers are not vigilant in encouraging borrowers to make their monthly payments, the borrowers are far less likely to make those payments. In addition, for the whole mortgage loans that the Fund owns directly, the Fund may engage in its own loss mitigation efforts over and beyond the efforts of the mortgage servicers, including more hands-on mortgage servicer oversight and management, borrower refinancing solicitations, as well as other efforts. These loss mitigation efforts may be unsuccessful in limiting delinquencies, defaults, and losses, or may not be cost effective, which may materially adversely affect the Fund. In addition, the Fund’s ability to accomplish such loss mitigation may be limited by the tax rules governing publicly traded partnerships.

One of the biggest risks for credit sensitive RMBS is the uncertainty around the timing and ability of servicers to foreclose on defaulted loans, so that they can liquidate the underlying properties and ultimately pass the liquidation proceeds through to RMBS holders. Given the magnitude of the housing crisis, and in response to the well-publicized failures of many servicers to follow proper foreclosure procedures, mortgage servicers are being held to much higher foreclosure-related documentation standards than they previously were. However, because many mortgages have been transferred and assigned multiple times (and by means of varying assignment procedures) throughout the origination, warehouse, and securitization processes, mortgage servicers are generally having much more difficulty furnishing the requisite documentation to initiate or complete foreclosures. This leads to stalled or suspended foreclosure proceedings, and ultimately additional foreclosure-related costs. Foreclosure-related delays also tend to increase ultimate loan loss severities as a result of property deterioration, amplified legal and other costs, and other factors. Many factors delaying foreclosure, such as borrower lawsuits and judicial backlog and scrutiny, are outside of a servicer’s control and have delayed, and will likely continue to delay, foreclosure processing in both judicial states (where foreclosures require court involvement) and non-judicial states. The concerns about deficiencies in foreclosure practices of servicers and related delays in the foreclosure process may impact our loss assumptions and affect the values of, and the Fund's returns on and investments in RMBS and residential mortgage loans.

To the extent that due diligence is conducted on potential assets, such due diligence may not reveal all of the risks associated with such assets and may not reveal other weaknesses in such assets, which could lead to losses. Before making an investment, the Adviser may decide to conduct (either directly or using third parties) certain due diligence. There can be no assurance that the Adviser will conduct any specific level of due diligence, or that, among other things, the Adviser’s due diligence processes will uncover all relevant facts or that any purchase will be successful, which could result in losses on these assets, which, in turn, could adversely affect the Fund.

Sellers of the mortgage loans that the Fund acquires, or that underlie the credit sensitive RMBS in which the Fund invests, may be unable to repurchase defective mortgage loans, which could have a material adverse effect on the value of the Fund’s loans, or the loans held by the trust that issued the RMBS, and could cause shortfalls in the payments due on the RMBS or losses on the mortgage loans.

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Sellers of mortgage loans that the Fund acquires or that are sold to the trusts that issued the credit sensitive RMBS in which the Fund invests made various representations and warranties related to the mortgage loans sold by them to the Fund or the trusts that issued the RMBS. If a seller fails to cure a material breach of its representations and warranties with respect to any mortgage loan in a timely manner, then the Fund, or the trustee or the servicer of the loans, may have the right to require that the seller repurchase the defective mortgage loan (or in some cases substitute a performing mortgage loan). It is possible, however, that for financial or other reasons, the seller either may not be capable of repurchasing defective mortgage loans, or may dispute the validity of or otherwise resist its obligation to repurchase defective mortgage loans. The inability or unwillingness of a seller to repurchase defective mortgage loans from the Fund or from a credit sensitive RMBS trust in which the Fund invests would likely cause higher rates of delinquencies, defaults, and losses for the mortgage loans the Fund holds, or the mortgage loans backing such credit sensitive RMBS, and ultimately greater losses for the Fund’s investment in such assets.

Certain securities that the Fund acquires are deemed by rating agencies to have substantial vulnerability to default in payment of interest and/or principal. Other securities that the Fund acquires have the lowest quality ratings or are unrated. Many securities that the Fund acquires are subordinated in cash flow priority to other more "senior" securities of the same securitization. The exposure to defaults on the underlying mortgages is severely magnified in subordinated securities. Certain subordinated securities ("first loss securities") absorb all losses from default before any other class of securities is at risk. Such securities therefore are considered to be highly speculative investments. Also, the risk of declining real estate values, in particular, is amplified in subordinated RMBS, as are the risks associated with possible changes in the market’s perception of the entity issuing or guaranteeing them, or by changes in government regulations and tax policies. Accordingly, the subordinated and lower-rated (or unrated) securities in which the Fund invests may experience significant price and performance volatility relative to more senior or higher-rated securities, and they are subject to greater risk of loss than more senior or higher-rated securities which, if realized, could materially adversely affect the Fund.

The Fund may invest in second-lien mortgage loans or RMBS backed by such loans. If a borrower defaults on a second-lien mortgage loan or on its senior debt (i.e., a first-lien loan, in the case of a residential mortgage loan), or in the event of a borrower bankruptcy, such loan will be satisfied only after all senior debt is paid in full. As a result, if the Fund invests in second-lien mortgage loans and the borrower defaults, the Fund may lose all or a significant part of its investment.

Prepayment rates can change, adversely affecting the performance of the Fund’s assets. The frequency at which prepayments (including both voluntary prepayments by borrowers and liquidations due to defaults and foreclosures) occur on mortgage loans, including those underlying the Fund’s RMBS, is affected by a variety of factors, including the prevailing level of interest rates as well as economic, demographic, tax, social, legal, and other factors. Generally, borrowers tend to prepay their mortgages when prevailing mortgage rates fall below the interest rates on their mortgage loans. When borrowers prepay their mortgage loans at rates that are faster or slower than expected, it results in prepayments that are faster or slower than expected on such loans or the related RMBS. These faster or slower than expected payments may adversely affect the Fund’s profitability.

The Fund may purchase securities or loans that have a higher interest rate than the then-prevailing market interest rate. In exchange for this higher interest rate, the Fund may pay a premium to par value to acquire the security or loan. In accordance with U.S. GAAP, the Fund amortizes this premium as an expense over the expected term of the security or loan based on its prepayment assumptions. If a security or loan is prepaid in whole or in part at a faster than expected rate, however, the Fund must expense all or a part of the remaining unamortized portion of the premium that was paid at the time of the purchase, which will adversely affect the Fund.

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The Fund also may purchase securities or loans that have a lower interest rate than the then-prevailing market interest rate. In exchange for this lower interest rate, the Fund may pay a discount to par value to acquire the security or loan. The Fund accretes this discount as income over the expected term of the security or loan based on the Fund’s prepayment assumptions. If a security or loan is prepaid at a slower than expected rate, however, the Fund must accrete the remaining portion of the discount at a slower than expected rate. This will extend the expected life of investment portfolio and result in a lower than expected yield on securities and loans purchased at a discount to par.

Prepayment rates generally increase when interest rates fall and decrease when interest rates rise. Since many RMBS, especially fixed rate RMBS, will be discount securities when interest rates are high, and will be premium securities when interest rates are low, these RMBS may be adversely affected by changes in prepayments in any interest rate environment. Prepayment rates are also affected by factors not directly tied to interest rates, and are difficult to predict. Prepayments can also occur when borrowers sell their properties or when borrowers default on their mortgages and the mortgages are prepaid from the proceeds of a foreclosure sale of the underlying property and/or from the proceeds of a mortgage insurance policy or other guarantee. Consequently, prepayment rates also may be affected by conditions in the housing and financial markets, which may result in increased delinquencies on mortgage loans. Prepayment rates can also be affected by general economic conditions, and the relative interest rates on fixed and adjustable rate loans.

The adverse effects of prepayments may impact the Fund in various ways. First, particular investments may experience outright losses, as in the case of IOs and IIOs in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to any hedges that the Adviser may have constructed for these assets, resulting in a loss to the Fund. In particular, prepayments (at par) may limit the potential upside of many RMBS to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss. Furthermore, to the extent that faster prepayment rates are due to lower interest rates, the principal payments received from prepayments will tend to be reinvested in lower-yielding assets, which may reduce the Fund’s income in the long run. Therefore, if actual prepayment rates differ from anticipated prepayment rates, the Fund could be materially adversely affected.

The Fund’s fixed rate investments, especially most fixed rate mortgage loans, fixed rate MBS, and most MBS backed by fixed rate mortgage loans, decline in value when long-term interest rates increase. In the case of RMBS backed by ARMs, increases in interest rates can lead to increases in delinquencies and defaults as borrowers become less able to make their mortgage payments following interest payment resets. Additionally, an increase in short-term interest rates would increase the amount of interest owed on any of the Fund’s reverse repo borrowings.

Rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of targeted assets available to the Fund, which could adversely affect the Fund’s ability to acquire assets that satisfy its investment objectives. If rising interest rates cause the Fund to be unable to acquire a sufficient volume of the Fund’s targeted assets with a yield that is above its borrowing cost, the Fund’s ability to satisfy its investment objective may be materially and adversely affected.

Residential mortgage loans, including residential NPLs and non-QM loans, are subject to increased risk of loss. Residential mortgage loans generally are not guaranteed by the U.S. Government or any GSE, though in some cases they may benefit from private mortgage insurance. Additionally, by directly acquiring residential mortgage loans, the Fund does not receive the structural credit enhancements that benefit senior tranches of RMBS. A residential mortgage loan is directly exposed to losses resulting from default. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower, and the priority and enforceability of the lien will significantly impact the value of such mortgage loan. In the event of a foreclosure, the Fund may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover the Fund's cost basis in the loan, and any costs or delays involved in the foreclosure or liquidation process may increase losses.

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Residential mortgage loans are also subject to property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies, or "special hazard risk," and to reduction in a borrower’s mortgage debt by a bankruptcy court, or "bankruptcy risk." In addition, claims may be assessed against the Fund on account of its position as a mortgage holder or property owner, including assignee liability, environmental hazards, and other liabilities. We could also be responsible for property taxes. In some cases, these liabilities may be "recourse liabilities" or may otherwise lead to losses in excess of the purchase price of the related mortgage or property.

If the Fund subsequently resells any mortgage loans that the Fund acquires, it would generally be required to make customary representations and warranties about such loans to the loan purchaser. The Fund’s residential mortgage loan sale agreements and terms of any securitizations into which the Fund sells loans will generally require the Fund to repurchase or substitute loans in the event the Fund breaches a representation or warranty given to the loan purchaser. In addition, the Fund may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. The remedies available to a purchaser of mortgage loans are generally broader than those available to the Fund against an originating broker or correspondent. Repurchased loans are typically worth only a fraction of the original price. Significant repurchase activity could materially adversely affect the Fund.

Collateralized Mortgage Obligations. A CMO is a debt obligation of a legal entity that is collateralized by mortgages and divided into classes. Similar to a bond, interest and prepaid principal is paid, in most cases, on a monthly basis. CMOs may be collateralized by mortgage loans or private mortgage bonds, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC or FNMA and their income streams. CMOs are structured into multiple classes, often referred to as “tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including prepayments. Actual maturity and average life will depend upon the pre-payment experience of the collateral. In the case of certain CMOs (known as “sequential pay” CMOs), payments of principal received from the pool of underlying mortgages, including prepayments, are applied to the classes of CMOs in the order of their respective final distribution dates. Thus, no payment of principal will be made to any class of sequential pay CMOs until all other classes having an earlier final distribution date have been paid in full. CMOs may be less liquid and may exhibit greater price volatility than other types of mortgage- or asset-backed securities

Adjustable Rate Mortgage-Backed Securities. ARMBSs have interest rates that reset at periodic intervals. Acquiring ARMBSs permits the Fund to participate in increases in prevailing current interest rates through periodic adjustments in the coupons of mortgages underlying the pool on which ARMBSs are based. Such ARMBSs generally have higher current yield and lower price fluctuations than is the case with more traditional fixed-income instruments of comparable rating and maturity. In addition, when prepayments of principal are made on the underlying mortgages during periods of rising interest rates, the Fund can reinvest the proceeds of such prepayments at rates higher than those at which they were previously invested. Mortgages underlying most ARMBSs, however, have limits on the allowable annual or lifetime increases that can be made in the interest rate that the mortgagor pays. Therefore, if current interest rates rise above such limits over the period of the limitation, the Fund, when holding an ARMBS, does not benefit from further increases in interest rates. Moreover, when interest rates are in excess of coupon rates (i.e., the rates being paid by mortgagors) of the mortgages, ARMBSs behave more like fixed-income instruments and less like adjustable-rate securities and are subject to the risks associated with fixed-income instruments. In addition, during periods of rising interest rates, increases in the coupon rate of adjustable-rate mortgages generally lag current market interest rates slightly, thereby creating the potential for capital depreciation on such securities.

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Commercial Mortgage Loans and Commercial Mortgage-Backed Securities. Commercial mortgage loans are secured by multi-family or commercial property and are subject to risks of delinquency and foreclosure, and risk of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things:

●	tenant mix;

●	declines in tenant income and/or changes to tenant businesses;

●	property management decisions;

●	property location, condition, and design;

●	new construction of competitive properties;

●	changes in laws that increase operating expenses or limit rents that may be charged;

●	changes in national, regional, or local economic conditions and/or specific industry segments, including the credit and securitization markets;

●	declines in regional or local real estate values;

●	declines in regional or local rental or occupancy rates;

●	increases in interest rates, real estate tax rates, and other operating expenses;

●	costs of remediation and liabilities associated with environmental conditions;

●	the potential for uninsured or underinsured property losses;

●	changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation, and the related costs of compliance; and

●	acts of God, terrorist attacks, social unrest, and civil disturbances.

In the event of any default under a mortgage loan held directly by the Fund, it will bear a risk of loss to the extent of any deficiency between the value of the collateral and the Fund’s cost basis in the outstanding principal and accrued interest of the mortgage loan.

In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

CMBS include securities that reflect an interest in, and are secured by, commercial mortgage loans. Accordingly, the CMBS in which the Fund invests in are subject to all of the risks of the respective underlying commercial mortgage loans, which in turn reflect many of the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities.

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The Fund’s investments in CMBS are at risk of loss. In general, losses on real estate securing a mortgage loan included in a securitization will be borne first by the owner of the property, then by the holder of a mezzanine loan or a subordinated participation interest in a bifurcated first lien loan, or “B-Note,” if any, then by the “first loss” subordinated security holder (generally, the B-piece buyer) and then by the holder of a higher-rated security. In the event of losses on mortgage loans included in a securitization and the subsequent exhaustion of any applicable reserve fund, letter of credit, or classes of securities junior to those in which the Fund invests, the Fund may not be able to recover all of its investment in the securities the Fund purchases. In addition, if any of the real estate underlying the securitization mortgage portfolio has been overvalued by the originator, or if real estate values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related CMBS, the Fund may incur losses. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments.

For the CMBS investments targeted by the Fund, overall control over the special servicing of the related underlying mortgage loans will be held by a “directing certificateholder” or a “controlling class representative,” which is generally appointed by the holders of the most subordinate class of CMBS in such series. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificateholder, take actions with respect to the specially serviced mortgage loans that could adversely affect the Fund’s interests.

A portion of the Fund’s investments may be in the form of commercial and residential mortgage loans, including subprime mortgage loans and non-performing and sub-performing mortgage loans, which are subject to increased risks of loss. Such loans may become non-performing or sub-performing for a variety of reasons, including because the underlying property is too highly leveraged or the borrower falls upon financial distress. Such non-performing or sub-performing loans may require a substantial amount of workout negotiations and/or restructuring, which may divert the attention of the Adviser from other activities and entail, among other things, a substantial reduction in the interest rate, capitalization of interest payments, and a substantial write-down of the principal of the loan. However, even if such restructuring were successfully accomplished, a risk exists that the borrower will not be able or willing to maintain the restructured payments or refinance the restructured mortgage upon maturity. In addition, the Fund’s ability to accomplish such restructuring may be limited by the tax rules governing publicly traded partnerships.

In addition, certain non-performing or sub-performing loans that the Fund may acquire may have been originated by financial institutions that are or may become insolvent, suffer from serious financial stress, or are no longer in existence.

As a result, the standards by which such loans were originated, the recourse to the selling institution, and/or the standards by which such loans are being serviced or operated may be adversely affected. Further, loans on properties operating under the close supervision of a mortgage lender are, in certain circumstances, subject to certain additional potential liabilities that may exceed the value of the Fund’s investment.

In the future, it is possible that the Fund may find it necessary or desirable to foreclose on some, if not many, of the loans it acquires, and the foreclosure process may be lengthy and expensive. Borrowers or junior lenders may resist mortgage foreclosure actions by asserting numerous claims, counterclaims, and defenses against the Fund including, without limitation, numerous lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action and force the lender into a modification of the loan or capital structure or a favorable buy-out of the borrower’s or junior lender’s position. In some states, foreclosure actions can sometimes take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file, or a junior lender may cause the borrower to file, for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process. Foreclosure and associated litigation may create a negative public perception of the related mortgaged property, resulting in a diminution of its value. Even if the Fund is successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover the Fund’s cost basis in the loan, resulting in a loss to the Fund, and the borrower or junior lenders may continue to challenge whether the foreclosure process was commercially reasonable, which could result in additional costs and potential liability. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property, or defending challenges brought after the completion of a foreclosure, will further reduce the liquidation proceeds and thus increase the loss. Any such reductions could materially and adversely affect the value the Fund realizes from the loans in which the Fund invests.

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Whether or not the Adviser has participated in the negotiation of the terms of any such mortgage loans, there can be no assurance as to the adequacy of the protection of the terms of the loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted that might interfere with enforcement of the Fund’s rights. In the event of a foreclosure, the Fund may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover the Fund’s cost basis in the loan, resulting in a loss to the Fund.

Commercial mortgage loans are also subject to special hazard risk and to bankruptcy risk. In addition, claims may be assessed against us on account of the Fund’s position as mortgage holder or property owner, including assignee liability, responsibility for tax payments, environmental hazards and other liabilities. In some cases, these liabilities may be “recourse liabilities” or may otherwise lead to losses in excess of the purchase price of the related mortgage or property.

Derivatives. The Fund may generally invest in transactions involving options, futures and other derivative financial instruments for speculative purposes or to hedge against risks or other factors and variables that may affect the values of the Fund’s portfolio securities. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Hedging instruments and other derivatives, including certain types of credit default swaps, involve risk because they may not, in many cases, be traded on exchanges and may not be guaranteed or regulated by any U.S. or foreign governmental authorities. Consequently, for these instruments, there may be less stringent requirements with respect to record keeping and compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The Adviser has only a limited internal credit function to evaluate the creditworthiness of its counterparties, mainly relying on its experience with such counterparties and their general reputation as participants in these markets. The business failure of a hedging counterparty with whom the Fund enters into a hedging transaction will most likely result in a default under the agreement governing the hedging arrangement. Default by a party with whom the Fund enters into a hedging transaction, such as occurred with Lehman Brothers in 2008, may result in losses and may force the Adviser to re-initiate similar hedges with other counterparties at the then-prevailing market levels. Generally the Fund will seek to reserve the right to terminate the Fund’s hedging transactions upon a counterparty’s insolvency, but absent an actual insolvency, the Fund may not be able to terminate a hedging transaction without the consent of the hedging counterparty, and the Fund may not be able to assign or otherwise dispose of a hedging transaction to another counterparty without the consent of both the original hedging counterparty and the potential assignee. If the Fund terminates a hedging transaction, the Fund may not be able to enter into a replacement contract in order to cover the Fund’s risk. There can be no assurance that a liquid secondary market will exist for hedging instruments purchased or sold, and therefore the Fund may be required to maintain any hedging position until exercise or expiration, which could adversely affect the Fund.

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The CFTC and certain commodity exchanges have established limits referred to as speculative position limits or position limits on the maximum net long or net short position which any person or group of persons may hold or control in particular futures and options. Limits on trading in options contracts also have been established by the various options exchanges. It is possible that trading decisions may have to be modified and that positions held may have to be liquidated in order to avoid exceeding such limits. Such modification or liquidation, if required, could adversely affect the Fund.

Swap Agreements. The Fund may enter into swap agreements, which generally include equity, interest rate, and index and currency rate swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to many years. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

The Fund enters into interest rate swaps and credit default swaps (“CDS”) on corporations or on corporate indices (“CDX”) to hedge risks associated with its portfolio. Entities entering into such swaps are exposed to credit losses in the event of non-performance by counterparties to these transactions. The CFTC issued rules regarding such swaps under the authority granted to it pursuant to the Dodd-Frank Act.

The rules primarily impact the Fund’s trading of these instruments in two ways. First, certain newly executed swaps, including many interest rate and credit default swaps, are subject to mandatory clearing through a central counterparty clearinghouse (“CCP”). It is the intent of the Dodd-Frank Act that, by mandating the clearing of swaps in this manner, swap counterparty risk would not become overly concentrated in any single entity, but rather would be spread and centralized among the CCP and its members. The Fund is not a direct member of any CCP, so the Fund must access the CCPs through a futures commission merchant (“FCM”) which acts as intermediary between the Fund and the CCP with respect to all facets of the transaction, including the posting and receipt of required collateral. If the Fund lost access to its FCMs or CCPs, the Fund could potentially be unable to use interest rate swaps and credit default swaps to hedge its risks.

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The second way that the rules impact the Fund’s trading of these instruments is the Swap Execution Facility (“SEF”) mandate, which requires that the Fund execute most interest rate swaps and CDX on an electronic platform, rather than over the phone or in some other manner. If the Fund were to lose access to its selected SEFs or the Fund were otherwise unable to communicate with them, this would prevent the Fund from being able to trade these instruments. If the Fund were unable to execute our hedging trades in a timely manner, particularly in a volatile market environment, the Fund may not be able to execute our strategies in the most advantageous manner.

In addition to subjecting the Fund’s swap transactions to greater initial margin requirements and additional transaction fees charged by CCPs, FCMs, and SEFs, the Fund’s swap transactions are now subjected to greater regulation by both the CFTC and the SEC. These additional fees, costs, margin requirements, documentation, and regulation could adversely affect the Fund.

Options. The Fund may engage in the use of options contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out the Fund’s position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call and put options for both hedging and speculative purposes. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

In a covered put option, cash or liquid securities are placed in a segregated account on the Fund’s books. The sale of such an option exposes the seller, during the term of the option, to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

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Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging and speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associate with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.

Futures. The Fund expects to obtain exposure to futures contracts. Futures are financial contracts the value of which depends on, or is derived from, the underlying reference asset. Futures involve the risk that changes in their value may not move as expected relative to changes in the value of the underlying reference asset. The Fund’s use of futures may not be effective or have the desired results.

The Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages, such as trading opportunities or arbitrage possibilities not available in the United States, but they also may subject the Fund to greater risk than domestic markets. For example, common clearing facilities may not exist in markets where foreign exchanges are the principal markets, and investors may look only to the broker to perform the contract. Adverse changes in the exchange rate could eliminate any profits that might be realized in trading, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price. In addition, the Fund may purchase and sell currency futures or commodity futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price. A commodity future creates an obligation to purchase or sell an amount of a specific commodity at a future date at a specific price.

The use of futures involves risks that are in addition to, and potentially greater than, the risks of investing directly in securities and other more assets. The primary risks associated with the use of futures contracts are imperfect correlation, liquidity, volatility, leverage, unanticipated market movement and FCM and clearinghouse risk. A purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. There can be no guarantee that there will be a correlation between price movements in the futures and in reference asset. Futures markets may be thinly traded relative to other markets and may experience significant price volatility. Futures roll on a monthly or quarterly basis. The Fund may experience increased trading or “roll” costs due to the frequency of futures expiration. Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract, and the Fund would remain obligated to meet collateral requirements until the position is closed. The Fund incurs costs in connection with opening and closing futures contracts.

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In connection with entering into futures transactions, the Fund will post collateral directly to an FCM, which will typically deposit all or a portion of that collateral to a clearinghouse. All futures in which the Fund invests are effected by an FCM through a clearinghouse associated with the exchange on which the contracts are traded. The collateral maintained by these FCMs is not subject to the regulatory protections provided by bank custody arrangements commonly employed by investment companies. Collateral posted by the Fund to an FCM is exposed to the credit risk and fraud risk of that FCM. There is no limit on the amount of collateral that the Fund may be required to post directly to any particular FCM. As a result, at any time the Fund may have substantial credit exposure to one or more FCMs and clearinghouses.

In the event of the insolvency or liquidation of an FCM to whom the Fund has posted collateral, the Fund is likely to experience substantial delays in recovering its collateral, or it may not be able to recover it at all. Any inability or unwillingness of an FCM to meet its obligation to return collateral to the Fund, including by reason of insolvency or liquidation, or any improper activity involving such FCM, would likely result in a substantial loss to the Fund. Furthermore, in the event of an FCM’s bankruptcy, the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of an FCM’s combined customer accounts, even though certain property specifically traceable to the Fund (for example, U.S. Treasury bills deposited by the Fund) may be held by the FCM. FCM bankruptcies have occurred in which customers were unable to recover from the FCM’s estate the full amount of their funds owed and on deposit with such FCM. Such situations could arise due to various factors, or a combination of factors, including inadequate FCM capitalization, inadequate controls on customer trading and inadequate customer capital.

Furthermore, in the event of the bankruptcy or insolvency of a clearinghouse, the Fund might experience a loss of funds deposited through its FCM as collateral with the clearinghouse, a loss of unrealized profits on its open positions and the loss of funds owed to it as realized profits on closed positions. Such a bankruptcy or insolvency might also cause a substantial delay before the Fund could obtain the return of funds owed to it by an FCM who was a member of such clearinghouse.

Collateralized Loans. A portion of the Fund’s investments may consist of loans or private placement securities that are secured by a broad range of assets and receivables. To the extent a Credit Investment is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Credit Investment. For example, with respect to real estate-related loans, the real property security for the loan may decline in value, which could result in the loan amount being greater than the property value and therefore increase the likelihood of borrower default. In addition, if it becomes necessary to recover and liquidate any collateral with respect to a secured Credit Investment, it may be difficult to sell such collateral and there will likely be associated costs that would reduce the amount of funds otherwise available to offset the payments due under the loan. An investment may represent an indirect ownership, or lien on collateral which may have no value. As a result, any investment product with collateral may be unsecured. The value of the collateral may at any point be worth less than the value of the original investment.

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The Fund will rely on service providers selected by the Advisor, third party originators or by borrowers to store, transfer, buy, sell, liquidate, record or otherwise service assets and collateral. To the extent that a service provider or the technology deployed by a service provider fails to perform these tasks, the Fund’s investments may be adversely affected. These risks could affect the value of a particular investment, including the possible loss of the entire invested amount.

Collateral on loan instruments may consist of assets that may not be readily liquidated, and there can be no guarantee that the collateral can be liquidated and any costs associated with such liquidation could reduce or eliminate the amount of funds otherwise available to offset the payments due under the loan. Additionally, collateral might be subject to price volatility, making it difficult to predict liquidation proceeds. It is also possible that the same collateral could secure multiple loans, in which case the liquidation proceeds of the collateral may be insufficient to cover the payments due on all the loans secured by that collateral.

In the event that a borrower becomes bankrupt, insolvent or a default dispute occurs, the Fund may expect priority over other creditors based on a perfected security interest. The failure, by the originator or other party, to perfect a security interest due to inability, faulty documentation or faulty official filings could lead to the invalidation of the Fund’s security interest in loan collateral. If the Fund’s security interest in loan collateral is invalidated or the loan is subordinated to other debt of a borrower in bankruptcy or other proceedings, the Fund would have substantially lower recovery, and perhaps no recovery, on the full amount of the principal and interest due on the loan.

Digital Records-Related Risks. The use of technology to digitally record loan collateral or income generating assets, such as on a distributed ledger, presents certain risks, which are summarized below. The technology utilized may be new and developing. It may be subject to risks associated with conflicting intellectual property claims. Competing platforms, networks and technologies maybe be developed such that consumers and/or investors use an alternative system or protocol. Users may be subject to possible cybersecurity risk and risk related to adherence to cryptography requirements, such as theft, loss or destruction of passwords or private keys. Technology regulations are continuing to be developed and therefore may be inconsistent, absent or deficient, such as those pertaining to distributed ledger technology. As such the Fund may be subject to various extensive and complex regulatory regimes. Regulatory changes or actions may restrict the use of a particular technology or platform that facilitate the trading and custody of such assets. The technology systems on which these assets are recorded, stored, transferred, or traded may be dependent on internet infrastructure and susceptible to system failures, security risks and rapid technological change. Changes in the network protocol, including software upgrades, or forks could result in total loss of asset value or record of title ownership. “Forks” generally refer to changes to the way in which a distributed ledger is constructed. The lack of a liquid market for digitally recorded assets could decrease the Fund’s NAV in the event that it needs to liquidate collateral.

There is relatively small use of distributed ledger technology in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect the Fund and the investments. Political or economic crises may motivate large-scale sales of digital assets, which could result in a reduction in value and adversely affect an investment in the Fund. The Fund does not currently intend to attempt to insure its investments or the collateral supporting its investments. To the extent that the profit margins are low associated with supporting the operations of networks, operators may be more likely to immediately sell digital assets earned by mining, resulting in a reduction in the price, negatively effecting collateral value. Price volatility; valuation uncertainties; and lack of regulatory guidance expose the Fund to risk.

Any widespread delays in the recording of transactions on a network could result in a loss of confidence. It is possible that actors could manipulate the network(s) and smart contract technology upon which assets rely. Risk of weaknesses or exploitable breakthroughs in the field of cryptography and misuse of digital assets would result in a loss of confidence. Custody of digital assets may entail certain additional risks.

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Restricted and Illiquid Securities. The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

The Fund may purchase certain securities (“Rule 144A Securities”) eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act of 1933. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Fund’s Board. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, in connection with the Fund’s liquidity policies, the Board has directed the Adviser to monitor carefully the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

Short Sales. The Fund may engage in short sales of securities, particularly of corporate bonds and other fixed-income instruments. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, risk management, in order to maintain portfolio flexibility or to enhance income or gain.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Fund’s gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited.

Foreign Securities. The Fund may invest in non-U.S. companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

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Origination of Loans and Advances to Foreign Entities. The foreign lending industry may be subject to less governmental supervision and regulation than exists in the U.S.; conversely, foreign regulatory regimes applicable to the lending industry may be more complex and more restrictive than those in the U.S., resulting in higher costs associated with such investments, and such regulatory regimes may be subject to interpretation or change without prior notice to investors. Foreign lending may not be subject to accounting, auditing, and financial reporting standards and practices comparable to those in the U.S. Due to differences in legal systems, there may be difficulty in obtaining or enforcing a court judgment outside the U.S. For example, bankruptcy laws may differ across the jurisdictions in which the Fund may invest and it may be difficult for a servicer to pursue non-U.S. borrowers. In addition, to the extent that investments are made in a limited number of countries, events in those countries will have a more significant impact on the Fund’s NAV. Loans or advances to foreign entities and individuals may be subject to risks of increased transaction costs, potential delays in settlement or unfavorable differences between the U.S. economy and foreign economies. The Fund’s exposure to loans to foreign entities and individuals may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. In addition, fluctuations in foreign currency exchange rates and exchange controls may adversely affect the market value of exposure to loans to foreign entities and individuals.

Hedge Funds and Private Equity Funds. The Fund may invest up to 15% of its net assets in private investment funds (which are commonly known as hedge funds or private equity funds) that would be required to register as investment companies but for an exemption under section 3(c)(1) or 3(c)(7) of the 1940 Act. These funds are not subject to the requirements and protections of the 1940 Act and carry all of the risks associated with Private Investment Funds, as disclosed in the Fund’s Prospectus. In addition, investors should be aware that these funds often engage in leverage, short-selling, arbitrage, hedging, derivatives, and other speculative investment practices that may significantly increase investment loss. These funds are highly illiquid, are not required to provide periodic pricing or valuation information to investors, and often charge high fees that can erode investment performance. Certain of these funds charge performance fees that may create an incentive for its manager to make investments that are riskier or more speculative than those it might have made in the absence of a performance fee. Additionally, these funds need not have independent boards of trustees and do not require investor approval of advisory contracts.

Investment Companies. The Fund may invest in investment companies, which consist of open-end funds (mutual funds), closed-end funds, and exchange traded funds (also referred to as “Underlying Funds”). The 1940 Act provides that the Fund may not: (1) purchase more than 3% of an investment company’s outstanding shares; (2) invest more than 5% of its assets in any single such investment company (the “5% Limit”), and (3) invest more than 10% of its assets in investment companies overall (the “10% Limit”), unless: (i) the underlying investment company and/or the Fund has received an order for exemptive relief from such limitations from the SEC; and (ii) the underlying investment company and the Fund take appropriate steps to comply with any conditions in such order.

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In addition, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1½% percent. An investment company that issues shares to the Fund pursuant to paragraph 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. The Fund (or the Adviser acting on behalf of the Fund) must comply with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund will either seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

Further, if the Fund is relying on Section 12(d)(1)(F), the Fund may also rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% Limitation and the 10% Limitation, provided the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund and the acquired funds) does not exceed the limits on sales loads established by FINRA for funds of funds.

The Fund and any “affiliated persons,” as defined by the 1940 Act, in reliance on Section 12(d)(1)(F) of the 1940 Act may purchase in the aggregate only up to 3% of the total outstanding securities of any Underlying Fund. Accordingly, when affiliated persons hold shares of any of the Underlying Funds, the Fund’s ability to invest fully in shares of those funds is restricted, and the Adviser must then, in some instances, select alternative investments that would not have been its first preference. The 1940 Act also provides that an Underlying Fund whose shares are purchased by the Fund in the foregoing manner will be obligated to redeem shares held by the Fund only in an amount up to 1% of the Underlying Fund’s outstanding securities during any period of less than 30 days. Shares held by the Fund in excess of 1% of an Underlying Fund’s outstanding securities therefore, will be considered not readily marketable securities.

Further, Rule 12d1-4 of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) the Fund does not control the acquired fund; (ii) the Fund uses mirror voting if it holds more than 25% of an acquired open-end fund due to a decrease in the outstanding securities of the acquired fund and if it holds more than 10% of a closed-end fund; (iii) the Adviser and the investment adviser to the acquired fund make certain findings regarding the fund of funds arrangement, after considering specific factors; (iv) the Fund and acquired funds not advised by the Adviser have entered into an agreement prior to exceeding the limits of section 12(d)(1); and (v) the Fund is not part of a three tiered or more fund of funds structure.

Stripped Mortgage-Backed Securities. SMBSs are derivative multi-class mortgage securities. SMBSs may be issued by agencies or instrumentalities of the U.S. Government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. SMBSs are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of SMBS will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal. In the most extreme case, one class will receive all of the interest (the “IO” class), while the other class will receive all of the principal (the principal-only or “PO” class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the Fund’s yield to maturity from these securities. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Fund may fail to recoup some or all of its initial investment in these securities even if the security is in one of the highest rating categories.

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CMO Residuals. CMO residuals are mortgage securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. The cash flow generated by the mortgage assets underlying a series of a CMO is applied first to make required payments of principal and interest on the CMO and second to pay the related administrative expenses and any management fee of the issuer. The residual in a CMO structure generally represents the interest in any excess cash flow remaining after making the foregoing payments. Each payment of such excess cash flow to a holder of the related CMO residual represents income and/or a return of capital. The amount of residual cash flow resulting from a CMO will depend on, among other things, the characteristics of the mortgage assets, the coupon rate of each class of CMO, prevailing interest rates, the amount of administrative expenses and the prepayment experience on the mortgage assets. In particular, the yield to maturity on CMO residuals is extremely sensitive to prepayments on the related underlying mortgage assets, in the same manner as an interest-only (“IO”) class of stripped mortgage-backed securities (described below). In addition, if a series of a CMO includes a class that bears interest at an adjustable rate, the yield to maturity on the related CMO residual will also be extremely sensitive to changes in the level of the index upon which interest rate adjustments are based. As described below with respect to stripped mortgage-backed securities, in certain circumstances the Fund may fail to recoup fully its initial investment in a CMO residual. CMO residuals are generally purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers. CMO residuals may, or pursuant to an exemption therefrom, may not, have been registered under the Securities Act. CMO residuals, whether or not registered under the Securities Act, may be subject to certain restrictions on transferability. Collateralized Mortgage Obligations. A CMO is a debt obligation of a legal entity that is collateralized by mortgages and divided into classes. Similar to a bond, interest and prepaid principal is paid, in most cases, on a monthly basis. CMOs may be collateralized by mortgage loans or private mortgage bonds, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC or FNMA and their income streams. CMOs are structured into multiple classes, often referred to as “tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including prepayments. Actual maturity and average life will depend upon the pre-payment experience of the collateral. In the case of certain CMOs (known as “sequential pay” CMOs), payments of principal received from the pool of underlying mortgages, including prepayments, are applied to the classes of CMOs in the order of their respective final distribution dates. Thus, no payment of principal will be made to any class of sequential pay CMOs until all other classes having an earlier final distribution date have been paid in full. CMOs may be less liquid and may exhibit greater price volatility than other types of mortgage- or asset-backed securities.

Recharacterization of Lender Claims Under the Bankruptcy Code. Under U.S. Bankruptcy Code, a court may use its equitable powers to “recharacterize” the claim of a lender, i.e., notwithstanding the characterization by the lender and borrower of a loan advance as a “debt,” to find that the advance was in fact a contribution in exchange for equity. Typically, recharacterization occurs when an equity holder asserts a claim based on a loan made by the equity holder to the borrower at a time when the borrower was in such poor financial condition so that other lenders would not make such a loan. In effect, a court that recharacterizes a claim makes a determination that the original circumstance of the contribution warrants treating the holder’s advance not as debt but rather as equity. In determining whether recharacterization is warranted in any given circumstance, courts may look at the following factors: (i) the names given to the instruments (if any) evidencing the indebtedness; (ii) the presence or absence of a fixed maturity or scheduled payment; (iii) the presence or absence of a fixed rate of interest and interest payments; (iv) the source of repayments; (v) the adequacy or inadequacy of capital; (vi) the identity of interest between the creditor and the equity holders; (vii) the security (if any) for the advances; (viii) the borrower’s ability to obtain financing from outside lending institutions; (ix) the extent to which the advances were subordinated to the claims of outside creditors; (x) the extent to which the assets were used to acquire capital assets; and (xi) the presence or absence of a sinking fund to provide for repayment. These factors are reviewed under the circumstances of each case, and no one factor is controlling. The Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor held by us should be recharacterized. The Fund could be adversely affected whether the Fund were the lender of record or the Fund acquired a participation interest in a loan that was subject to recharacterization.

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Non-Principal Investment Strategies and Risks

Cash Equivalents Short-Term Debt Securities, and Money Market Instruments. For temporary defensive purposes or otherwise, the Fund may invest up to 100% of its assets in cash equivalents, short-term debt securities, money market instruments and money market mutual funds. Short-term debt investments having a remaining maturity of 60 days or less when purchased will be valued at cost, adjusted for amortization of premiums and accretion of discounts. Short-term debt securities are defined to include, without limitation, the following:

(1) U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by other U.S. government agencies or instrumentalities. U.S. government securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. In 2008, the Federal Housing Finance Agency (“FHFA”) placed the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) into conservatorship. As conservator, FHFA succeeded to all rights, titles, powers and privileges of Fannie Mae and Freddie Mac and of any stockholder, officer or director of Fannie Mae and Freddie Mac and the assets of Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac are continuing to operate as going concerns while in conservatorship and each remains liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities. There is no assurance that the obligations of such entities will be satisfied in full, or that such obligations will lose value or default. See “Mortgage-Backed Securities—Mortgage Pass-Through Securities” below. The Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so;

(2) Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the FDIC;

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(3) Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Adviser monitors the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. The Adviser does so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws; and

(4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Adviser will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. Government securities, commercial paper, certificates of deposit and bankers acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements. Money market mutual funds are mutual funds holding primarily money market instruments.

Life Settlement Investments. The Fund may invest in structured products that are tied to a portfolio of life settlements. Life settlements are the transfers of the beneficial interest in a life insurance policy by the underlying insured person to a third party. The third party will generally purchase the beneficial interest in a life insurance policy for more than its cash surrender value but at a discount to its face value (i.e., the payment amount set forth in the life insurance policy that is payable on the death of the insured or upon maturity of the life insurance policy). After purchase, the third party will be responsible for premiums payable on the life insurance policy and will be entitled to receive the full face value from the insurance company upon maturation (i.e., upon the death of the insured). Accordingly, if the third party is unable to make premium payments on a purchased life insurance policy due to liquidity issues or for any other reason, the policy will lapse, and the third party will lose its ownership interest in the policy. The Fund does not purchase individual life insurance policies or life settlement policies and does not operate as a life settlement provider or agent.

Although the Fund does not invest directly in individual life settlements, the Fund is indirectly exposed to certain risks involved in purchasing life settlements, including inaccurate estimations of life expectancy of the insured individuals, liquidity risk, credit risk of the insurance company, risks of any policies purchased being unenforceable and risks of adverse regulatory and legal changes. Such legal challenges may include the heirs of an insured challenging a particular life settlement.

The actual rate of return on an individual life settlement policy cannot be calculated before the insured dies and the longer the insured lives, the lower the rate of return on the related life settlement policy will be. The Fund will not have access to private health information about individual insureds, however, current privacy laws may limit the information available to actuary services used by the Fund about insureds and may cause such actuaries to inaccurately estimate the value of particular policies, or a group of policies in the aggregate. The inability predict with certainty the life expectancies of the pool of underlying insured persons tied to life settlement policies that make up any particular structured product that the Fund invests in, may cause unanticipated delays in the collection of policy payouts. Structured products tied to an underlying pool of life settlements are also generally considered illiquid because there is a limited secondary market for such products. Accordingly, the Fund may be limited in its ability to sell a structured product in its portfolio in a timely fashion and/or at a favorable price. In addition, if a life insurance company declares bankruptcy or otherwise is insolvent, there may not be sufficient funds for it to pay its liability, and while many states have an insurance guarantee fund to provide payments to beneficiaries of insurance companies that declare bankruptcy, the collection process can be prolonged and complicated, and collection may not be possible in all circumstances.

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Individual life settlement policies may also be subject to contest by the issuing life insurance company. If the insurance company successfully contests a policy, the policy will be rescinded and declared void. For example, insurers may refuse to pay benefits on certain life insurance policies on the basis that there was no “insurable interest” on the part of the purchaser of a life insurance policy at the time such policy was issued. Recently the issue of a lack of insurable interest has been raised by insurers and beneficiaries of irrevocable life insurance trusts, in the context of so-called “stranger originated life insurance” policies. It is possible that courts may void certain life settlement policies for these or other reasons. The market for life settlement policies may also be subject to new government regulation that may impact the ability of third parties to obtain life settlement policies. Insurance companies may seek regulation or changes of law restricting or otherwise encumbering the transfer of life insurance policies in life settlement policy transactions. No assurance can be made that insurance companies will not be successful in limiting the supply of life insurance policies available for purchase in life settlement policy transactions.

Insurance-Linked Securities (“Cat Bonds”). Cat bonds are debt obligations for which the return of principal and the payment of interest are contingent on the non-occurrence of a pre-defined “trigger” event, such as a hurricane or an earthquake of a specific magnitude. For some Cat bonds, the trigger event or magnitude of losses may be based on company-wide losses, index-portfolio losses, industry indexes or readings of scientific instruments rather than specified actual losses. Cat bonds may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other on-shore or off-shore entities. If a trigger event, as defined within the terms of a Cat bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified therein, the Fund may lose a portion or all of its accrued interest and/or principal invested in such Cat bond. The Fund is entitled to receive principal and interest payments so long as no trigger event occurs of the description and magnitude specified by the instrument. Because Cat bond issuers currently are structured to be bankruptcy remote SPVs, it is unlikely that the Fund could lose its entire investment in a Cat bond if the applicable trigger event never occurs. However, there can be no assurance that Cat bonds in which the Fund may invest in the future will be structured in a similar manner or that a court would uphold the intended bankruptcy remote characterization of the structure. If a Cat bond that is issued in the future is structured in a different manner, it may be possible that the Fund would lose its entire investment in a Cat bond even though the applicable trigger event never occurs.

Often Cat bonds provide for extensions of maturity that are mandatory, or optional at the discretion of the issuer, in order to process and audit loss claims in those cases when a trigger event has, or possibly has, occurred. The typical duration of mandatory and optional extensions of maturity for Cat bonds currently is between three to six months, but maturity may be extended for a period of up to two years. In rare circumstances, the extension may exceed two years. Upon the occurrence or possible occurrence of a trigger event, and until the completion of the processing and auditing of applicable loss claims, the Fund’s investment in such Cat bond may be fair valued, which may be at a price higher or lower than actual market quotations prior to the trigger event and may affect the Fund’s net asset value per share. Market quotes may not be readily available during the completion of the processing and auditing of applicable loss claims, which may require the Fund to fair value such securities. In addition to the specified trigger events, Cat bonds may also expose the Fund to certain unanticipated risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. Cat bonds are subject to the risk that the model used to calculate the probability of a trigger event was not accurate and underestimated the likelihood of a trigger event. This may result in more frequent and greater than expected loss of principal and/or interest, which would adversely impact the Fund’s total returns. Further, to the extent there are events that involve losses or other metrics, as applicable, that are at, or near, the threshold for a trigger event, there may be some delay in the return of principal and/or interest until it is determined whether a trigger event has occurred. Finally, to the extent there is a dispute concerning the definition of the trigger event relative to the specific manifestation of a catastrophe, there may be losses or delays in the payment of principal and/or interest on the Cat bond. As such, there is no significant trading history of these securities, and there can be no assurance that a liquid market in these instruments will develop. Lack of a liquid market may impose the risk of higher transactions costs and the possibility that the Fund may be forced to liquidate positions when it would not be advantageous to do so.

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Litigation Finance Securities. The Fund may invest in litigation finance-related credit investments. Some litigation finance investments pertain to litigation in which a settlement agreement or some form of agreement in principle between the parties exists. However, in some circumstances, these settlements, whether finalized or under a memorandum of understanding, require court approval or procedural steps beyond the Adviser’s or the Fund’s control. If parties to an agreement or agreement in principle, or the relevant judicial authorities, terminate or reject a settlement, the Fund could suffer losses in its litigation finance investments.

Parties to a litigation, arbitration or settlement agreement must have the ability to pay a fee, judgment, award or the agreed upon amount if a case outcome or transaction is ultimately successful or completed. Part of the investment process involves the Adviser’s assessment of this ability to pay or repay a debt obligation based on the cash flows of the settlement. However, if the party is unable to pay or further challenges the validity of a judgment or award, the Fund may have difficulties ultimately collecting its share of monetary judgments or awards. Further, given the nature of these recoveries, the Fund cannot always control the ultimate timing of an amount recovered, and there is no assurance that the Adviser will be able to predict the timing of any such payments.

For litigation finance investments made by the Fund, the Fund will not be the client of the law firm representing the party to the litigation or transaction and will not have the ability to control decisions made by the parties or the law firm. Lawyers are generally required to act pursuant to their clients’ directives and are fiduciaries to their clients, not to the Fund. The law firms involved also will be subject to an overriding duty to the courts and not the Fund. The Fund will be dependent upon the skills and efforts of independent law firms to complete any settlement or underlying litigation or transactional matter. There is no guarantee that the ultimate outcome of any opportunities will be in line with a law firm’s or expert’s initial assessment.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Fund is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust of the Fund (the “Agreement and Declaration of Trust”) and the By-laws of the Fund (the “By-laws” and, collectively with the Agreement and Declaration of Trust, the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request.

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The Board consists of four individuals, three of whom are not “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or Foreside Financial Services, LLC (the “Distributor”), the Fund’s principal underwriter (the “Independent Trustees”). Under certain 1940 Act governance guidelines that apply to the Fund, the Independent Trustees will meet in executive session, at least quarterly. Interested persons generally include affiliates, immediate family members of affiliates, any partner or employee of the Fund’s legal counsel, and any person who has engaged in portfolio transactions for the Fund or who has loaned the Fund money or property within the previous six months. Pursuant to the Governing Documents of the Fund, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Financial Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes. The Trustees, officers, employees and agents of the Fund, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

The Fund is led by Anthony Bosch, who has served as the Chairman of the Board since July 2019 and is also an interested Trustee. Under the Fund’s Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for: (a) presiding at Board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for Board meetings and (ii) providing information to Board members in advance of each Board meeting and between board meetings. The Fund believes that its Chairman, the chair of the Audit Committee, and, as an entity, the full Board of Trustees, provide effective leadership that is in the best interests of the Fund and each shareholder.

Board Risk Oversight

The Board of Trustees is comprised of a majority of Independent Trustees with a standing independent Audit Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Generally, the Fund believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills.

Anthony Bosch. Mr. Bosch has over 25 years of experience in the securities industry. Prior to co-founding A3 Financial Investments in January 2019, Mr. Bosch was a member of SALT. In 2004 he co-founded Absolute Investment Advisers, LLC, an alternative investment advisory firm, for which he served as Principal and General Counsel. Beginning in 1999 he served as General Counsel for Berger Financial Group, and began his career as an attorney with the SEC. Mr. Bosch received his Juris Doctorate from the University of Toledo and a Bachelor’s degree in Chemistry from Miami University. He holds FINRA Series 7 & 24 licenses. Mr. Bosch’s expertise in the investment industry and experience in operations and compliance contribute to the Board’s effectiveness in overseeing and managing the operations of the Trust.

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George Caulkins. Mr. Caulkins has served as the President of Caulkins Citrus Co., an agricultural farm, focused on cleansing billions of gallons of water for the South Florida Water Management district, since 1999. He also has served as the Manager of Greendeck Capital, an investment business which is engaged in issuing loans to individuals and/or legal entities since 1996. Mr. Caulkins is a board member of Breckenridge Holding Co., a restaurant business; AgPixel, a technology company; Marine Corps Heritage Foundation; Graland School Foundation; and ACE Scholarships, a scholarship organization. Mr. Caulkins background in the investment industry and expertise in market products contribute to the Board’s effectiveness in overseeing and managing the operations of the Trust.

Chip Clarke. Mr. Clarke is the President of Transwestern, a real estate firm providing agency leasing, tenant advisory, capital markets, asset services, and research to commercial real estate owners. He joined Transwestern in 1991 and oversees the Western Region of the Firm’s operational excellence, client service delivery, and business development initiatives. Prior to acting as President, Mr. Clarke held multiple senior leadership positions that have included local, regional, and national oversight for agency, leasing, asset services, investment sales, and occupier solutions. Mr. Clark started his real estate career in 1985 at Trammel Crow Company, a real estate development, investment, and property management company. He received his Bachelor of Arts from Southern Methodist University in Dallas and is a licensed real estate professional in Colorado and Texas. Mr. Clarke’s background in the real estate industry will contribute to the Board’s effectiveness in overseeing and managing operations of the Trust.

Adam Farver. Mr. Farver is the Chairman of the Board of Pella Corporation, a Building Products Manufacturing Company. Mr. Farver previously served as the Board’s Vice Chairman beginning in 2012, and as Associate Director starting in 2010. Mr. Farver serves as the President of Mettle Ventures, LLC, an investment management business focused on retail trade consulting. He joined the board of Graland Country Day School in 2017. Mr. Farver’s strong background in the investment industry and corporate board experience will contribute to the Trust’s effectiveness in carrying out its governance duties. The Fund does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that the collective experience of each Trustee makes them each highly qualified.

Following is a list of the Trustees and executive officers of the Fund and their principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is c/o A3 Financial Investments, LLC, 90 Madison Street, Suite 303, Denver, Colorado 80206.

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Independent Trustees

Name, Address and Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee**	Other Directorships held by Trustee During the Past Five Years
George Peck Caulkins, III Year: 1964	Trustee, since 2019	Caulkins Citrus Co., President (January 1999 to Present); Greendeck Capital, Manager (June 1996 to Present); Breckenridge Holding Co., Board Member (October 2005 to Present); AgPixel Marine Corps Heritage Foundation, Board Member (April 2010 to Present); Graland School Foundation, Board Member (September 2007 to Present); ACE Scholarships, Board Member (June 2004 to Present)	1	None
Thomas E. “Chip” Clarke Year: 1963	Trustee, since 2019	Transwestern, President (February 1991 to Present)	1	None
Adam Paul Farver Year: 1976	Trustee, since 2019	Pella Corporation, Chairman of the Board (May 2015 to Present); Pella Corporation, Director (May 2012 to May 2015); Mettle Ventures, LLC, President (December 2010 to Present); Graland Country Day School, Trustee (September 2017 to Present)	1	None

*	The term of office for each Trustee listed above will continue indefinitely.

**	The “Fund Complex” consists of the Fund.

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Interested Trustees and Officers

Name, Address and Year of Birth	Position/ Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee**	Other Directorships held by Trustee During the Past Five Years
Anthony Bosch*** Year: 1965	Trustee, President and Secretary, Since 2019	A3 Financial Investments, LLC, Co-Founder (January 2019 to Present); SALT Blockchain Asset Management (“SBAM”), Director Investor Relations (February 2018 to January 2019); Principal, Absolute Investment Advisers LLC, Co-Founder (June 2004 to February 2018)	1	None.
Matthew Dupree Year: 1968	Treasurer, Since 2021	CFO, Southern Sky Capital, LLC (November 2017 to December 2019); Vice President, Mettle Ventures (January 2011 to November 2017); President, Hilltop Investment Advisors, September 1996 to present)	N/A	N/A
Brandon Kipp Year: 1983 690 Taylor Road Suite 210 Gahanna, OH 43230	Chief Compliance Officer, Since 2019	Director, Foreside Financial Group, LLC (May 2019 to Present); Senior Fund Compliance Officer, Ultimus Fund Solutions, LLC (July 2017 to May 2019); Assistant Vice President and Compliance Manager, UMB Fund Services, Inc. (March 2014 to July 2017).	N/A	N/A
Lars O. Soderberg Year: 1959	Vice President, Since 2019	Founder, Principal, A3 Financial Investments, LLC (January 2019 to Present); Director, Investor Relations, SBAM (January 2018 to January 2019); Sales Associate, Aqueduct Capital (November 2015 to September 2016); Chief Marketing Officer, ICAP (Hedge Fund) (July 207 to June 2015).	N/A	N/A
Christian Aymond Year: 1966	Vice President, Since 2019	Principal, A3 Financial Investments, LLC (January 2019 to Present); Director, Investor Relations, SBAM (February 2018 to January 2019); Principal, Absolute Investment Advisors (June 2004 to February 2018).	N/A	N/A

*	The term of office for each Trustee and officer listed above will continue indefinitely.

**	The “Fund Complex” consists of the Fund.

***	Anthony Bosch is an interested person of the Fund due to his role as a co-founder of A3 Financial Investments, LLC, the adviser to the Fund.

Board Committees

Audit Committee

The Board has an Audit Committee that consists of three Trustees, each of whom is not an “interested person” of the Fund within the meaning of the 1940 Act. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Fund’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Fund’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Fund’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Fund’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended September 30, 2021, the Audit Committee met two times.

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Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2020:

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Anthony Bosch	Over $100,000	Over $100,000
George Caulkins	None.	None.
Chip Clarke	None.	None.
Adam Farver	None.	None.

Compensation

Each Trustee who is not affiliated with the Fund or Adviser will receive an annual retainer of $5,000, and reimbursement for any reasonable expenses incurred attending such meetings. None of the executive officers receive compensation from the Fund.

The table below details the amount of compensation the Trustees received from the Fund for the fiscal year ended September 30, 2021. The Fund does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Trustees
George Caulkins	$5,000	None.	None.	$5,000
Chip Clarke	$5,000	None.	None.	$5,000
Adam Farver	$5,000	None.	None.	$5,000

CODES OF ETHICS

The Fund and the Adviser have each adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the “Ethics Codes”). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Ethics Codes apply to the Fund and permit Access Persons to, subject to certain restrictions, invest in securities, including securities that may be purchased or held by the Fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The codes are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

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PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Policies require that the Adviser elect to vote or not to vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Adviser to present to the Board, at least annually, the Adviser’s Proxy Policies and a record of each proxy voted or not voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Distributor or any affiliated person of the Distributor, or any affiliated person of the Fund and the Fund’s or its shareholder’s interests, the Adviser will resolve the conflict by voting in accordance with the policy guidelines or at the Fund’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Adviser will abstain from voting. A copy of the Adviser’s proxy voting policies is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at (877) 774-7724; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at (877) 774-7724 and will be sent within three business days of receipt of a request.

INVESTMENT ADVISORY AND OTHER SERVICES

Investment Adviser

Founded in 2019, A3 Financial Investments, LLC, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). The Adviser is an independent investment advisory firm specializing in the management of alternative assets and alternative credit strategies. As of September 30, 2021, the Adviser had $10.9 million assets under management. The Adviser is controlled and managed by its managing members: Christian Aymond, Anthony Bosch, and Lars Soderberg.

The Adviser serves as investment Adviser to the Fund pursuant to a management agreement between the Fund and the Adviser (the “Management Agreement”). The Management Agreement has an initial two-year term and is subject to annual renewal thereafter by the Board. Subject to the authority of the Board, the Adviser is responsible for management of the Fund’s investment portfolio, selecting appropriate investment strategies, managing any sub-advisers and assuring that investments are made according to the Fund’s investment objective, policies and restrictions. A discussion of the basis for the Board’s approval of the Management Agreement is included in the Fund’s Semi-Annual Report to shareholders dated March 31, 2021.

The offices of the Adviser are located at 90 Madison Street, Suite 303, Denver, Colorado 80206, and its telephone number is (877) 774-7724. The Adviser or its designee maintains the Fund’s accounts, books and other documents required to be maintained under the 1940 Act at 90 Madison Street, Suite 303, Denver, Colorado 80206, or the offices of UMB Fund Services, Inc. 235 West Galena Street, Milwaukee, WI 53212.

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Pursuant to the Management Agreement, the Adviser is entitled to receive, on a monthly basis, an annual advisory fee from the Fund equal to 1.50% of the Fund’s average daily net assets (the “Advisory Fee”). The Adviser received management fees in the following amounts for the periods indicated:

Fiscal Year Ended	Advisory Fees Earned	Fees Waived	Total Fees Received	Expenses Reimbursed
September 30, 2020	$97,815	$97,815	$0	$296,169
September 30, 2021	$170,608	$170,608	$0	$186,390

Fund Expenses

Pursuant to the Management Agreement, the Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is an affiliate of the Adviser.

The Fund is obligated to pay expenses of services provided by service providers that have agreements with the Fund.

The Fund is responsible for the payment of its own operating expenses, including offering expenses; the compensation and expenses of any employees of the Fund and of any other persons rendering any Fund services; clerical and shareholder service staff salaries; office space and other office expenses; Fund fees and expenses incurred in connection with membership in investment company organizations; legal, auditing and accounting expenses; expenses of registering shares under federal and state securities laws, including expenses incurred in connection with the organization and initial registration of Fund shares; insurance expenses; fees and expenses of the custodian, transfer agent, dividend disbursing agent, shareholder service agent, plan agent, administrator, accounting and pricing services agent and underwriter of the Fund; expenses, including clerical expenses, of issue, sale, redemption or repurchase of Fund shares; the cost of preparing and distributing reports and notices to shareholders, the cost of printing or preparing prospectuses and statements of additional information for delivery to shareholders; the cost of printing or preparing stock certificates or any other documents, statements or reports to shareholders; expenses of shareholders’ meetings and proxy solicitations; advertising, promotion and other expenses incurred directly or indirectly in connection with the sale or distribution of Fund shares that the Fund is authorized to pay pursuant to any servicing plan; and all other operating expenses not specifically assumed by you. The Fund will also pay all brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), fees and expenses of the non-interested person Trustees and such extraordinary or non-recurring expenses as may arise, including litigation to which the Fund may be a party and indemnification of its Trustees and officers with respect thereto.

The Adviser and the Fund have entered into an operating expenses limitation agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed, until at least January 31, 2022, to pay or absorb the ordinary operating expenses of the Fund (excluding (i) interest expenses and dividends on short sales, and any fees and expenses incurred in connection with credit facilities including any commitment fees on borrowings, if any, obtained by the Fund; (ii) transaction costs and other expenses incurred in connection with the acquisition, financing, maintenance, and disposition of the Fund’s investments and prospective investments, including without limitation bank and custody fees, brokerage commissions, legal, data, consulting and due diligence costs, servicing and property management costs; (iii) acquired fund fees and expenses; (iv) taxes; and (v) extraordinary expenses including but not limited to litigation costs) to the extent that its management fees plus applicable distribution and shareholder servicing fees and the Fund’s ordinary operating expenses would otherwise exceed, on a year-to-date basis, 1.95% per annum of the Fund’s average daily net assets. “Extraordinary expenses” are expenses incurred outside of the ordinary course of business, including, without limitation, litigation or indemnification expenses, excise taxes, and costs incurred in connection with holding and/or soliciting proxies for a meeting of investors. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board, on 60 days written notice to the Adviser. The Adviser may waive or reimburse additional fees of the Fund in its discretion.

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Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if (after taking the repayment into account) the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and at the time of the reimbursement payment.

Administrator and Accounting Agent

UMB Fund Services, Inc., which has its principal office at 235 West Galena Street, Milwaukee, WI 53212, serves as administrator and fund accountant for the Fund pursuant to an Administration and Fund Accounting Agreement and subject to the supervision of the Board. The Fund paid the following amounts to the Administrator for the following periods:

Fiscal Period Ended	Administration Fees Paid	Accounting Fees Paid
September 30, 2020	$52,956	$25,001
September 30, 2021	$41,373	$17,496

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). Some of these service providers may be affiliated with the Adviser. The Adviser has adopted policies and procedures in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures generally require that the Adviser distribute investment opportunities among client accounts in a fair and equitable manner (e.g., on a pro rata basis, relative to the size of the order) and seek best execution for securities transactions executed on the Fund’s behalf. Opportunities are generally allocated on the basis of capital available for such investments and other relevant factors particular to the accounts, including, but not limited to, investment restrictions, tax and U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), considerations and other regulatory considerations, risk parameters, existence of a pre-existing position, desire to avoid creation of odd lot positions, de minimis allocations, and other factors including the appropriate overall composition of each portfolio.

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From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief the Fund may receive from the SEC, if any, the Fund and other clients for which the Adviser provides investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity.

The Adviser may enter into transactions and invest in securities or other instruments on behalf of the Fund in which the Adviser or its affiliates, acting as principal or as agent for its customers, serves as the counterparty to the extent permitted by applicable law. The Adviser may also enter into cross transactions where the Adviser or its affiliates acts as agent on behalf of the Fund and the other party to the transaction to the extent permitted by applicable law. Cross transactions may include trades between funds or accounts advised by the Adviser or its affiliates. Cross transactions may enable the Adviser to purchase or sell a block of securities or other instruments for the Fund and possibly avoid commissions, a bid-ask spread, or an unfavorable price movement that may be created through entrance into the market with such purchase or sell order. The Adviser or its affiliates may have a potentially conflicting division of responsibilities to both parties to a principal or cross transaction.

The Fund may buy or sell securities of an issuer that are also bought or sold by the Adviser or other clients of the Adviser. In this regard, the Adviser may give advice and recommend securities, derivatives, and other financial instruments to the Fund which may be identical to or may differ from advice given to or instruments recommended or bought or sold for other clients, even though their investment objectives may be the same or similar. Differing advice may be given to clients pursuing overlapping though differing strategies, for example when one client pursues a sub-set of the sub-strategies pursued for another client, and such differing advice may result in execution of different transactions for such clients, including with respect to the same financial instrument.

The Adviser, by virtue of the activities of the principals of the Adviser on behalf of the other accounts or otherwise, may come into possession of material non-public information with respect to an issuer. Should this occur, the Adviser may be restricted from buying or selling securities of the issuer on behalf of the Fund until such time as the information becomes public or is no longer deemed material. The inability to transact in any security held by the Fund could result in significant losses to the Fund.

The Adviser and its members, officers and employees devote to the Fund as much time as the Adviser deems necessary and appropriate to manage the Fund’s business. The Adviser and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser and its affiliates. These activities could be viewed as creating a conflict of interest in that the time and effort of the Adviser’s officers and employees will not be devoted exclusively to the business of the Fund, but will be allocated between the business of the Fund and other business activities of the Adviser and its affiliates.

The Adviser is authorized to combine purchase or sale orders on behalf of the Fund together with orders for the other accounts managed by the Adviser or its affiliates and allocate the securities or other assets so purchased or sold, on an average price basis or other fair and consistent basis, among such accounts. Such aggregation of orders may not always be to the benefit of the Fund with regard to the price or quantity executed.

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Because the Adviser may allocate certain investment opportunities to multiple funds and accounts, conflicts may arise when other accounts seek to sell investments when the Fund holds similar or the same investments. For example, other accounts in liquidation or wind-down, or with differing liquidity or redemption terms, may seek to sell commonly held investments before the Fund sells such investments. Sale by such other accounts of the same or similar investments, depending upon the volume of sales and the nature of the market, may affect the market value of investments that continue to be held by the Fund. Subject to internal compliance policies and approval procedures and applicable law, members or employees of the Adviser engage in personal trading of securities and other instruments.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliates’ other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC.

PORTFOLIO MANAGER

John G. Brant, Jr. Mr. John Brant is president at Branzan Investment Advisors, Inc. (“Branzan”), and has served as portfolio manager of the Fund since August 2021. Mr. John Brant joined Branzan in 2007, and prior to that he served as Senior Vice President at GE Commercial Finance where he focused on the leveraged lending and syndicated loan markets. Prior to his employment with GE Commercial Finance, Mr. John Brant worked in the capital markets group at CoBank. Mr. John Brant has been involved in alternative asset investing since 2005. Mr. John Brant is a CFA Charterholder and has an MBA from the University of Colorado and a Masters in International Management (with Distinction) from Thunderbird.

C. Spencer Brant. Mr. Spencer Brant is a principal at Branzan and has served as portfolio manager of the Fund since August 2021. Mr. Spencer Brant joined Branzan in 2011, and prior to that he managed a start-up investment firm focusing on alternative assets. He has also held positions with GE Commercial Finance and FIMAC Solutions, a consulting firm. Mr. Spencer Brant has been involved in alternative asset investing since 2005. Mr. Spencer Brant is a CFA Charterholder and has an MBA from the London Business School.

Portfolio Manager Compensation

Each portfolio manager is paid on the success of the Fund including base salary, bonus and company distributions.

Other Accounts Managed

As of September 30, 2021, Mr. John Brant and Mr. C. Spencer Brant managed the following other accounts:

John G. Brant, Jr.	Number of Accounts	Total Assets	Number of Accounts Subject to Performance Fees	Total Assets Subject to Performance Fees (in millions)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	3	$83,351,317	2	$79,559,884
Other Accounts	6	$38,708,376	0	$0

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C. Spencer Brant	Number of Accounts	Total Assets	Number of Accounts Subject to Performance Fees	Total Assets Subject to Performance Fees (in millions)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	3	$83,351,317	2	$79,559,884
Other Accounts	6	$38,708,376	0	$0

Beneficial Ownership

As of September 30, 2021, the portfolio managers owned shares of the Fund as summarized in the following table:

Name	Dollar Range of Equity Securities in the Fund
John G. Brant, Jr.	None.
C. Spencer Brant	None.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline (defined below), which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

The Fund’s first Repurchase Request Deadline occurred on March 17, 2020.

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Repurchase Offer Policy Summary of Terms

1. The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time. Rule 23c-3 establishes requirements that closed-end funds must follow when making repurchase offers to their shareholders.

2. The repurchase offers will be made in March, June, September and December of each year.

3. Repurchase requests must be submitted by the deadline included in the Shareholder Notification (defined below) (the “Repurchase Request Deadline”).

4. The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. The Fund does not currently charge a repurchase fee.

The Fund may rely on Rule 23c-3 only so long as the Board of Trustees satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund shares.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain the following information:

1. A statement that the Fund is offering to repurchase its shares from shareholders at NAV;

2. Any fees applicable to such repurchase, if any;

3. The Repurchase Offer Amount;

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4. The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5. The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6. The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7. The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8. The circumstances in which the Fund may suspend or postpone a repurchase offer;

9. The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10. The market price, if any, of the shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1. Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2. Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

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Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, and only:

1. If the repurchase would cause the Fund to lose its status as a RIC under Subchapter M of the Internal Revenue Code;

2. To the extent the Fund is listed in the future, if the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3. For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4. For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5. For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current NAV shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board of Trustees. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

1. Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2. Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3. Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board of Trustees shall cause the Fund to take such action as it deems appropriate to ensure compliance.

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Liquidity Policy: The Board of Trustees may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Adviser, but shall continue to be responsible for monitoring the Adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board of Trustees has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1. In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a) The frequency of trades and quotes for the security.

(b) The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c) Dealer undertakings to make a market in the security.

(d) The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e) The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2. If market developments impair the liquidity of a security, the Adviser should review the advisability of retaining the security in the portfolio. The Adviser should report the basis for its determination to retain a security at the next Board of Trustees meeting.

3. The Board of Trustees shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4. These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1. Disclosure of its fundamental policy regarding periodic repurchase offers.

2. Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a. the number of repurchase offers,

b. the repurchase offer amount and the amount tendered in each repurchase offer,

c. and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

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Involuntary Repurchases. The Fund may, at any time, repurchase at NAV shares of a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; the shareholder owns shares having an aggregate NAV less than an amount determined from time to time by the Trustees; or it would be in the interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares. The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund shares that it holds in its capacity as a shareholder.

Transfers of Shares. No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

DISTRIBUTOR

Foreside Financial Services, LLC (the “Distributor”) serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV. The Distributor also may enter into selected dealer agreements with other broker-dealers for the sale and distribution of the Fund’s shares. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the Adviser’s portfolio managers who are employees of the Adviser. Generally, the Adviser is authorized by the Trustees to allocate the orders placed by them on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration:

●	the best net price available;

●	the reliability, integrity and financial condition of the broker or dealer;

●	the size of and difficulty in executing the order; and

●	the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

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Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Eligible research or brokerage services through which portfolio transaction are executed may include research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific securities, online quotations, news services, financial publications and other products and services (e.g., software based applications for market quotes and news, database programs providing investment and industry data) providing lawful and appropriate assistance to the portfolio manager and its designees in the performance of their investment decision-making responsibilities on behalf of the Fund. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

U.S. FEDERAL INCOME TAX MATTERS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes. The following does not address special tax rules applicable to certain types of investors, such as financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities (including S corporations), persons holding shares of the Fund’s common stock in connection with a hedging, straddle, conversion or other integrated transactions, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens, corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements. As of September 30, 2021, the Fund had no capital loss carryforwards available.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should generally not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

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To be treated as a RIC under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income (the “Income Test”) from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other RICs, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other RICs) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

Some of the income and fees that the Fund will recognize may not satisfy the Income Test. In order to ensure that such income and fees do not disqualify the Fund as a RIC for a failure to satisfy such test, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. Given the Fund’s investment strategies, it is not anticipated that a significant portion, if any, of the Fund’s income will be eligible to be designated as qualified dividend income. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. The Fund will provide shareholders with a written notice reporting the amount of any capital gain distributions and any other distributions.

If the Fund fails to qualify as a RIC under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

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The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula generally requires payment to shareholders during a calendar year of distributions representing an amount at least equal to the sum of (i) 98% of the Fund’s ordinary income for the calendar year (taking into account certain deferrals and elections) (ii) at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses, adjusted for certain ordinary losses) realized during the one-year period ending October 31 during such year and (iii) 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund generally expects to time its distributions so as to avoid liability for this tax.

The Fund will inform its shareholders that are subject to IRS reporting of the source and tax status of all distributions promptly after the close of each calendar year.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied, and to the extent that additional distributions are required, could generate additional taxable income for those shareholders receiving such additional distributions, either as ordinary income or long-term capital gain, as described above. Furthermore, if the Fund is unable to liquidate portfolio securities in a manner that would enable the Fund to meet the income and asset diversification tests, the Fund could fail to qualify as a RIC, with the adverse consequences as set forth above.

The repurchase of the Fund’s shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, shareholders who tender all of their shares (including shares deemed owned by such shareholders through application of the constructive ownership rules) will be treated as having sold their shares and generally will realize a capital gain or loss. A sale of Fund shares by a shareholder will generally result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the same of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

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Adjusted cost basis information is required for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. Investors should consult their tax advisers for more information.

If Fund shares are repurchased by the Fund, the shareholder generally will recognize taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in the shares. Such gain or loss is treated as capital gain or loss if the shares were held as capital assets. Such gain or loss will generally be long-term capital gain or loss if the shareholder held the shares for more than one year, and would be short-term capital gain or loss if the shareholder did not hold the shares for more than one year. However, any loss realized upon the repurchase of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of amounts treated as capital gain dividends during such six-month period. All or part of any loss realized upon a repurchase of shares may be disallowed to the extent such shareholder purchases shares within 30 days before or after such repurchase. Under certain circumstances, if fewer than all of a shareholder’s shares are repurchased, or a shareholder does not tender shares in a repurchase offer, the repurchase may be treated for U.S. federal income tax purposes as a dividend, rather than a sale of the repurchased shares. Prospective shareholders should consult with their own tax advisors regarding the taxation of share repurchases.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a RIC may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Options, Futures, Forward Contracts and Swap Agreements

To the extent such investments are permissible for the Fund, the Fund’s transactions in options, futures contracts, hedging transactions, forward contracts, straddles and foreign currencies will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

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To the extent such investments are permissible, certain of the Fund’s hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the Fund’s book income exceeds its taxable income, the distribution (if any) of such excess book income will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Fund’s book income is less than taxable income, the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment.

Passive Foreign Investment Companies

Investment by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to treat a PFIC as a “qualified electing fund” (“QEF election”), in which case the Fund will be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company.

The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return.

Foreign Currency Transactions

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income, expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or pays such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt obligations denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Investment in CLOs

Some of the CLOs in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in CLOs that are PFICs may cause the Fund to be required to recognize in a year income in excess of the Fund’s distributions from PFICs and the Fund’s proceeds from dispositions of PFIC stock during that year (i.e., phantom interest), and the Fund must distribute such income to satisfy the distribution requirements applicable to RICs.

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If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to the Fund’s pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC regardless of whether the shareholder has made a QEF election with respect to such CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC. The Fund must distribute such income to satisfy the distribution requirements applicable to RICs, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the dispositions of CFC stock during that year (i.e., phantom income).

Investments in other RICs

The Fund may invest in BDCs, ETFs mutual funds and other entities that seek to qualify as RICs under Subchapter M of the Code. To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, each of such entities must meet certain source-of-income, asset diversification and annual distribution requirements. If such an entity fails to qualify as a RIC, such entity would generally be liable for federal, and possibly state, corporate taxes on its taxable income and gains. Such failure could substantially reduce the entity’s net assets and the amount of income available for distribution to the Fund, which would in turn decrease the total return of the Fund in respect of such investment.

Phantom Income

Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt obligations that will be treated as having “market discount” and/or OID for U.S. federal income tax purposes and, as described above, the Fund may invest in CLOs that are treated as PFICs or CFCs. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

Uncertain Tax Treatment

The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in order to seek to ensure that it distributes sufficient income to ensure that it does not become subject to U.S. federal income or excise tax.

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Foreign Taxation

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties and conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Fund’s total assets at the close of its taxable year consists of securities of foreign corporations, the Fund may be able to elect to “pass through” to the Fund’s shareholders the amount of eligible foreign income and similar taxes paid by the Fund. It is not generally expected that the Fund will be eligible to make this election. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his or her pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his or her pro rata share of foreign taxes in computing his or her taxable income or to use it as a foreign tax credit against his or her U.S. federal income tax liability, subject to certain limitations. In particular, a shareholder must hold his or her shares (without protection from risk of loss) on the ex-dividend date and for at least 15 more days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to a gain dividend. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund’s taxable year whether the foreign taxes paid by the Fund will “pass through” for that year.

Absent a specific statutory exemption, dividends other than capital gain dividends paid (or deemed paid) by the Fund to an Investor that is not a “U.S. person” within the meaning of the Code (a “foreign Investor”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains, or foreign-source dividend and interest income) that, if paid to a foreign Investor directly, would not be subject to withholding. Distributions properly reported as capital gain dividends generally are not subject to withholding of U.S. federal income tax.

In the case of shares held through an intermediary, the intermediary may have taxes withheld even if a RIC reported all or a portion of a payment as an interest-related or short-term capital gain dividend to investors. Foreign Investors should contact their intermediaries regarding the application of these rules to their accounts.

A foreign Investor is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of Shares of the Fund or on capital gain dividends unless (i) such gain or dividend is effectively connected with the conduct by the foreign Investor of a trade or business within the United States, (ii) in the case of a foreign Investor that is an individual, the Investor is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the capital gain dividend and certain other conditions are met, or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) if such rules were applicable to the foreign Investor’s sale of Shares of the Fund or to the capital gain dividend the foreign Investor received.

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The Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) makes non-U.S. persons subject to U.S. tax on a disposition of a U.S. real property interest (“USRPI”) as if he or she were a U.S. person. Such gain is sometimes referred to as FIRPTA gain. The Fund may invest in equity securities of corporations that invest in USRPI, including U.S. REITs, which may trigger FIRPTA gain to the Fund’s foreign Investors.

The Code provides a look-through rule for distributions of FIRPTA gain when a RIC is classified as a qualified investment entity. A RIC will be classified as a qualified investment entity if, in general, 50% or more of the RIC’s assets consist of interests in U.S. REITs, USRPIs and other U.S. real property holding corporations (“USRPHC”). If a RIC (i) is a qualified investment entity and (ii) foreign Investors own 50% or more (directly or indirectly) of the RIC stock during the applicable testing period under the Code, then the FIRPTA distribution to the foreign Investor is treated as gain from the disposition of a USRPI, causing the distribution to be subject to U.S. withholding tax at a rate of 35% (unless reduced by future regulations), and requiring the foreign Investor to file a nonresident U.S. income tax return. Also, such gain may be subject to a 30% branch profits tax in the hands of a foreign Investor that is a corporation.

Investors that are U.S. persons and own, directly or indirectly, more than 50% of the Fund could be required to report annually their “financial interest” in the Fund’s “foreign financial accounts,” if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (“FBAR”). Investors should consult a tax advisor, and persons investing in the Fund through an intermediary should consult their intermediary, regarding the applicability to them of this reporting requirement.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder’s U.S. tax attributable to his or her total foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund’s income will flow through to shareholders of the Fund. With respect to the Fund, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. A shareholder may be unable to claim a credit for the full amount of his or her proportionate share of the foreign taxes paid by the Fund. The foreign tax credit can be used to offset only 90% of the revised alternative minimum tax imposed on corporations and individuals and foreign taxes generally are not deductible in computing alternative minimum taxable income.

In general, dividends (other than capital gains dividends) to a non-U.S. shareholder (an investor that, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation, or a foreign estate or trust) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. shareholder will be required to provide an applicable Internal Revenue Service Form W-8 (or substitute form) certifying its entitlement to benefits under a treaty.

The Fund is required to withhold U.S. tax (at a 30% rate) on payments of dividends and redemption proceeds and certain capital gain dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to enable the Fund to determine whether withholding is required.

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CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of the Fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of the Fund or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. The name, address, and percentage ownership of each principal shareholder as of December 1, 2021:

Name and Address*	Percentage Ownership
Anthony Bosch	27.68%
Christian Aymond	15.70%
Lars Soderberg	9.35%

*	Unless otherwise noted, the address of each principal owner is c/o A3 Alternative Income Fund, 90 Madison Street, Suite 303, Denver, CO 80206.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Administrator and Accounting Agent. UMB Fund Services, Inc. serves as the administrator and accounting agent and transfer agent for the Fund.

Transfer Agent. UMB Fund Services, Inc. serves as transfer agent for the Fund.

Thompson Hine LLP. Thompson Hine LLP, located at 41 South High Street, Suite 1700, Columbus, Ohio 43215-6101, is counsel to the Fund.

Custodian. UMB Bank, N.A., with principal offices at 1010 Grand Boulevard, Kansas City, MO 64106, serves as custodian for the Fund. Under a Custody Agreement, UMB Bank, N.A. holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Independent Registered Public Accounting Firm. BBD, LLP is the independent registered public accounting firm for the Fund and audits the Fund’s financial statements and provides other audit, tax, and related services for the Fund. BBD, LLP is located at 1835 Market St, Philadelphia, PA 19103.

FINANCIAL STATEMENTS

The Financial Statements and independent registered public accounting firm’s report thereon contained in the Fund’s annual report dated September 30, 2021 are incorporated by reference in this Statement of Additional Information. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll-free at (877) 774-7724.

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APPENDIX A

Proxy Voting/Class Action Litigation Policies and Procedures

A3 Financial Investments, LLC

Background

An investment adviser has a duty of care and loyalty to its clients with respect to monitoring corporate events and exercising proxy authority in the best interests of such clients. A3 Financial Investments, LLC (“A3 Advisors” or the “Company”) will adhere to Rule 206(4)-6 of the Advisers Act and all other applicable laws and regulations in regard to the voting of proxies.

Policies and Procedures

A3 Advisors has the authority to vote proxies with respect of securities in client accounts (“Client Securities”) over which the Company has voting discretion. In such cases, the Company will cast proxy votes in a manner that is consistent with the best interests of the Company’s clients. These policies and procedures are designed to deal with the complexities which may arise in cases where the Company’s interests conflict or appear to conflict with the interests of its clients and to communicate to clients the methods and rationale whereby the Company exercises proxy authority. This document is available to any client upon request. A3 Advisors will also make available the record of the Company’s votes promptly upon request.

Unless contractually obligated to vote in a certain manner, the Company will reach its voting decisions independently, after appropriate investigation. It does not generally intend to delegate its decision making or to rely on the recommendations of any third party, although it may take such recommendations into consideration. Where the Company deviates from the guidelines listed below, or depends upon a third party to make the decision, the reasons shall be documented. A3 Advisors may consult with such other experts, such as CPA’s, investment bankers, attorneys, etc., as it deems necessary to help reach informed decisions.

The CCO is responsible for monitoring the effectiveness of this policy.

A3 Advisors generally will monitor proposed corporate actions and proxy issues regarding client securities and may take any of the following actions based on the best interests of its clients: (i) determine how to vote the proxies; (ii) abstain; or (iii) follow the recommendations of an independent proxy voting service in voting the proxies.

In general, the Company will determine how to vote proxies based on reasonable judgment of the vote most likely to produce favorable financial results for its clients. Proxy votes generally will be cast in favor of proposals that maintain or strengthen the shared interests of shareholders and management, increase shareholder value, maintain or increase shareholder influence over the issuer’s board of directors and management, and maintain or increase the rights of shareholders. Proxy votes generally will be cast against proposals having the opposite effect. The Company will always consider both sides of each proxy issue.

Non-Voting of Proxies

A3 Advisors will generally not vote proxies in the following situations:

●	Proxies are received for equity securities where, at the time of receipt, the Company’s position, across all clients that it advises, is less than, or equal to, 1% of the total outstanding voting equity (an “immaterial position”); or

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●	Proxies are received for equity securities where, at the time of receipt, the Company's clients no longer hold that position.

Management Proposals

Absent good reason to the contrary, the Company will generally give substantial weight to management recommendations regarding voting. This is based on the view that management is usually in the best position to know which corporate actions are in the best interests of common shareholders as a whole.

A3 Advisors will generally vote for routine matters proposed by issuer management, such as setting a time or place for an annual meeting, changing the name or fiscal year of the company, or voting for directors in favor of the management proposed slate. Other routine matters in which the Company will generally vote along with company management include: appointment of auditors, fees paid to board members, and change in the board structure. The Company will generally vote along with management as long as the proposal does not: i) measurably change the structure, management, control or operations of the company; ii) measurably change the terms of, or fees or expenses associated with, an investment in the company; and (iii) the proposal is consistent with customary industry standards and practices, as well as the laws of the state of incorporation applicable to the company.

Non-Routine Matters

Non-routine matters include such things as:

●	Amendments to management incentive plans;

●	The authorization of additional common or preferred stock;

●	Initiation or termination of barriers to takeover or acquisition;

●	Mergers or acquisitions;

●	Changes in the state of incorporation;

●	Corporate reorganizations;

●	Term limits for board members; and

●	“Contested” director slates.

In non-routine matters, the Company will attempt to be generally familiar with the questions at issue. Non-routine matters will be voted on a case-by-case basis given the complexity of many of these issues.

Processing Proxy Votes

The CCO will be responsible for determining whether each proxy is for a "routine" matter, as described above, and whether the policy and procedures set forth herein actually address the specific issue. For proxies that are not clearly "routine", the Company, in conjunction with the CCO, will determine how to vote each such proxy by applying these policies and procedures. Upon making a decision, the proxy will be executed and returned for submission to the issuer. A3 Advisors' proxy voting record will be updated at the time the proxy is submitted.

An independent proxy voting advisory and research firm may be appointed as a "Proxy Service" for voting the Company's proxies after approval by the CCO.

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Conflicts of Interest

Conflicts of interest between the Company or a principal of the Company and the Company's clients with respect to a proxy issue conceivably may arise, for example, from personal or professional relationships with an issuer or with the directors, candidates for director, or senior executives of an issuer.

Potential conflicts of interest between the Company and its clients may arise when the Company's relationships with an issuer or with a related third party actually conflict, or appear to conflict, with the best interests of the Company's clients.

If the issue is specifically addressed in these policies and procedures, the Company will vote in accordance with these policies. In a situation where the issue is not specifically addressed in these policies and procedures and an apparent or actual conflict exists, the Company shall either: i) delegate the voting decision to an independent third party; ii) inform clients of the conflict of interest and obtain advance consent of a majority of such clients for a particular voting decision; or iii) obtain approval of a voting decision from the Company’s CCO, who will be responsible for documenting the rationale for the decision made and voted.

In all such cases, the Company will make disclosures to clients of all material conflicts and will keep documentation supporting its voting decisions.

If the CCO determines that a material conflict of interest exists, the following procedures shall be followed:

1.	A3 Advisors may disclose the existence and nature of the conflict to the client(s) owning the securities, and seek directions on how to vote the proxies;

2.	A3 Advisors may abstain from voting, particularly if there are conflicting client interests (for example, where client accounts hold different client securities in a competitive merger situation); or

3.	A3 Advisors may follow the recommendations of an independent proxy voting service in voting the proxies.

Disclosure to Clients

A summary of the Company's proxy voting policy will be included in the Company's Disclosure Brochure. The full text of the Company's proxy voting policy will be provided to clients upon request.

Class Action Lawsuits

From time to time, securities held in the accounts of clients will be the subject of class action lawsuits. A3 Advisors has undertaken the obligation to inform clients if securities held by the client are subject to a pending or resolved class action lawsuit and to inform clients if they may be eligible to receive proceeds of a securities class action settlement or verdict. When securities held by the client are the subject of a class action lawsuit, the Company will inform the client of the action, inform the client that he or she may opt in or opt out of the lawsuit, advise the client that the Company cannot render legal services, advise the client to consult with an attorney, and advise the client that the failure to do so may negatively affect his or her rights. A3 Advisors will take any actions as instructed by the client's attorney or the client and in the absence of any such instructions, the Company shall take any actions (other than those which would be required to be performed by an attorney) which in its sole discretion is determined to be in the best interests of its clients.

Where the Company receives written or electronic notice of a class action lawsuit, settlement, or verdict affecting securities owned by a client, it will forward all notices, proof of claim forms, and other materials, to the client. Electronic mail is acceptable where appropriate if the client has authorized contact in this manner.

59

PART C. OTHER INFORMATION

Item 25.	Financial Statements and Exhibits.

1.

Financial Statements

Part A: Financial Highlights.

Part B: Financial Statements and the Independent Registered Public Accounting Firm’s Report thereon is incorporated by reference to the Fund’s annual report for the year ended September 30, 2021.

2.	Exhibits:

(a)	(1)	Certificate of Trust[1]

	(2)	Certificate of Amendment[3]

(3)	Amended and Restated Agreement and Declaration of Trust[3]

(b)	Amended and Restated Bylaws[3]

(c)	Not Applicable.

(d)	See Item 25(2)(a)(2).

(e)	Not Applicable.

(f)	Not Applicable.

(g)	(1)	Management Agreement between the Registrant and A3 Financial Investments, LLC (the “Adviser”)[3]

(2)	Operating Expenses Limitation Agreement between the Registrant and the Adviser[3]

(h)	(1)	Distribution Agreement between the Registrant and Foreside Financial Services LLC (the “Distributor”)[3]

(i)	Not Applicable.

(j)	(1)	Custody Agreement between the Registrant and UMB Bank, N.A.[2]

	(2)	Rule 17f-5 Delegation Agreement.[2]

(k)	(1)	Administration and Fund Accounting Agreement between Registrant and UMB Fund Services, Inc. (“UMB Fund Services”)[2]

(2)	Custody, Recordkeeping and Administrative Services Agreement between Registrant and UMB Fund Services[2]

(3)	Transfer Agency Agreement between the Registrant and UMB Fund Services[2]

(4)	Fund CCO Agreement between the Registrant and Foreside Fund Officer Services, LLC[2]

(l)	(1)	Legal Opinion of Thompson Hine LLP[2]

(2)	Consent of Thompson Hine LLP[3]

(m)	Not Applicable.

(n)	Consent of BBD LLP[3]

(o)	Not Applicable.

(p)	Letter of Investment Intent.[2]

(q)	Not Applicable.

(r)	(1)	Code of Ethics of the Registrant.[2]

	(2)	Code of Ethics of the Adviser.[2]

(s)	(1)	Powers of Attorney for the Fund, Mr. Bosch, Mr. Clarke, Mr. Caulkins, and Mr. Farver[2]

	(2)	Power of Attorney for Mr. Dupree[3]

[1]	Incorporated by reference to the Registrant’s Registration Statement Filed June 4, 2019 (File Nos. 333-231938 and 811-23447).

[2]	Incorporated by reference to the Registrant’s Registration Statement Filed September 4, 2019 (File Nos. 333-231938 and 811-23447)

[3]	Is filed herewith.

Item 26.	Marketing Arrangements: Not Applicable.

Item 27.	Other Expenses of Issuance and Distribution: Not Applicable.

Item 28.	Persons Controlled by or Under Common Control with Registrant: None.

Item 29.	Number of Holders of Securities as of December 1, 2021:

Title of Class	Number of Record Holders
Shares of Beneficial Interest	1,160,511

Item 30.	Indemnification:

The Registrant hereby undertakes that it will apply the indemnification and limitation of liability provisions of the Agreement and Declaration of Trust and the Management Agreement in a manner consistent with Release 40-11330 of the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an independent director, officer, employee or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Item 31.	Business and Other Connections of the Investment Advisers:

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser of the Registrant, and each member, director, executive officer, or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Prospectus included in this Registration Statement in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-117109) and are incorporated herein by reference.

Item 32.	Location of Accounts and Records:

UMB Fund Services (the “Administrator”), the Registrant’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 235 W. Galena Street, Milwaukee, WI 53212-3948. The Adviser of the Registrant also maintains certain books and records related to the Registrant at 90 Madison Street, Suite 303, Denver CO 80206.

Item 33.	Management Services: Not Applicable.

Item 34.

Undertakings:

1. Not Applicable.

2. Not Applicable.

3. The Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Not applicable.

5. Not applicable.

6. Not applicable.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this amendment to its Registration Statement meets all of the requirements for effectiveness under rule 486(b) under the Securities Act of 1933 and has caused this Amendment to the Registration Statement to be duly signed on its behalf in the City of Columbus, State of Ohio on the 23rd day of December, 2021.

A3 ALTERNATIVE CREDIT FUND

(Registrant)

By:	/s/Andrew J. Davalla
Andrew J. Davalla
Pursuant to Power of Attorney

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

Anthony R. Bosch*	Trustee and President	December 23, 2021

Thomas Earle Clarke II*	Trustee	December 23, 2021

George P. Caulkins*	Trustee	December 23, 2021

Matthew Dupree*	Treasurer and Principal Financial Officer	December 23, 2021

Adam P. Farver*	Trustee	December 23, 2021

*By:	/s/Andrew J. Davalla
Name:	Andrew J. Davalla
Pursuant to Powers of Attorney

EXHIBITS

(a)(2)	Certificate of Amendment
(a)(3)	Amended and Restated Agreement and Declaration of Trust
(b)	Amended and Restated Bylaws
(g)(1)	Management Agreement
(g)(2)	Operating Expenses Limitation Agreement between the Registrant and the Adviser
(h)(1)	Distribution Agreement
(l)	Legal Consent
(n)(1)	Consent of BBD LLP
(s)(2)	Power of Attorney for Mr. Dupree